As filed with the Securities and Exchange Commission on June 7, 2023

Registration Statement No 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Forza X1, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	3730	87-3159685
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3101 S. US-1
Ft. Pierce, Florida 34982
(772) 429-2525

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Jim Leffew
President, Chief Executive Officer and Director
Forza X1, Inc.
3101 S. US-1
Ft. Pierce, Florida 34982
(772) 202-8039

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Leslie Marlow, Esq. Hank Gracin, Esq. Patrick J. Egan, Esq. Blank Rome LLP 1271 Avenue of the Americas New York, New York 10020 Tel: (212) 885-5000	Gregory Sichenzia, Esq. Jay Yamamoto, Esq. Sichenzia Ross Ference LLP 1185 Avenue of the Americas, 31st Floor New York, New York 10036 Tel: (212) 930-9700

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of  “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED JUNE 7, 2023

3,425,000 Shares

Common Stock

Forza X1, Inc.

This is a firm commitment public offering of shares of common stock par value $0.001 per share of Forza X1, Inc. based on an assumed public offering price of $2.92 per share (which is based on the last reported sales price of our common stock of on June 5, 2023).

Our common stock is listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “FRZA.” On June 6, 2023, the last reported sale price of our common stock was $2.87 per share. The actual public offering price per share of common stock will be determined between us and the representative of the underwriters at the time of pricing and may be at a discount to the current market price. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the final offering price.

We are an “emerging growth company” under the federal securities laws and have elected to comply with certain reduced public company reporting requirements.

Investing in our common stock is involves a high degree of risk. See “Risk Factors” beginning on page 10. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1)	Underwriting discounts and commissions do not include a non-accountable expense allowance equal to 1.0% of the public offering price payable to the underwriters. We refer you to “Underwriting” beginning on page 99 for additional information regarding underwriters’ compensation.

We have granted a 45-day option to the representative of the underwriters to purchase up to 513,750 additional shares of common stock solely to cover over-allotments, if any.

The underwriters expect to deliver the shares to purchasers on or about        , 2023.

ThinkEquity

The date of this prospectus is      , 2023

FORZA X1
INTER CONTINENTAL
ELECTRIC
FORZA

ELECTRIC
FORZA

TABLE OF CONTENTS

Prospectus

i

We and the underwriters have not authorized anyone to provide you any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you, and you should rely only on the information contained in this prospectus or in any such free writing prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are not making an offer to sell nor a solicitation of any offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside of the United States: we have not and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

TRADEMARKS

We own directly, or have rights to, trademarks, service marks, and trade names that we use in connection with the operation of our business, such as Forza X1. In addition, our names, logos, and website names and addresses are our service marks or trademarks. Other trademarks, service marks, and trade names appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks, service marks, trade names, and copyrights referred to in this prospectus are listed without the ©, ®, and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights, the rights of our parent company, or the rights of the applicable licensors to these trademarks, service marks, and trade names.

ii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements.” We use words such as “could,” “may,” “might,” “will,” “expect,” “likely,” “believe,” “continue,” “anticipate,” “estimate,” “intend,” “plan,” “project,” and other similar expressions to identify some forward-looking statements, but not all forward-looking statements include these words. All of our forward-looking statements involve estimates and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to the information described under the caption “Risk Factors” and elsewhere in this prospectus.

The forward-looking statements contained in this prospectus are based on assumptions that we have made in light of our industry experience and our perceptions of historical trends, current conditions, expected future developments, and other factors we believe are appropriate under the circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond our control), and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. We believe these factors include, but are not limited to, those described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Further, any forward-looking statement speaks only as of the date on which it is made, and except as required by law, we undertake no obligation to update any forward-looking statement contained in this prospectus to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances. New factors that could cause our business not to develop as we expect emerge from time to time, and it is not possible for us to predict all of them. Further, we cannot assess the impact of each currently known or new factor on our results of operations or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

MARKET, INDUSTRY AND OTHER DATA

This prospectus includes market and industry data and forecasts that we have derived from independent consultant reports, publicly available information, various industry publications, such as those of the National Marine Manufacturers Association, or NMMA, and Statistical Surveys, Inc., or SSI, other published industry sources, and our internal data and estimates.

Our internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions. Although we believe that such information is reliable, we have not had this information verified by any independent sources.

iii

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms “Forza X1,” “the Company,” “we,” “us” and “our” in this prospectus refer to Forza X1, Inc.

Overview

About Forza X1

We aim to be among the first to develop and manufacture electric boats targeting the recreational market. Our mission is to inspire the adoption of sustainable recreational boating by producing stylish electric sport boats. We are focused on the creation and implementation of marine electric vehicle (“EV”) technology to control and power our electric boats utilizing our proprietary outboard electric motor. Our electric boats are being designed as fully integrated electric boats including the hull, outboard motor, and control system.

We believe that the boating industry will follow in the footsteps of the electrification of the automotive industry by creating electric boats that meet or exceed the traditional boating consumer’s expectations of price, value and run times. In other words, electric boats must offer a similar experience when compared to traditional gas-powered boats in terms of size, capability, and price point.

To date, we have built and tested multiple units, including: three FX-style catamarans, two baycats, one deck boat and three 22-foot center console monohulls. The motor design, lower units and the control systems are continuously improved in each iteration, which we have tested in a variety of conditions and operating environments. The batteries and motors are liquid-cooled and unique improvements to the heat exchanges have improved performance. Our boats include a large electronic Garmin control screen providing well-designed pages showing operating characteristics and important control parameters with an easy to use interface. The telematics software is available in the Apple app store under the name Forza Connect.

We anticipate revenue from the sale of these fully integrated electric boats and motors to commence in late 2023 to early 2024. We will continue to build prototype motors and boats for the next six to nine months.

We plan to market and sell our boats in a variety of ways. One way will be to operate in a fundamentally different manner and structure than traditional marine manufacturers and boat dealers by adopting a direct-to-consumer sales model. We are building a dedicated web and app-based platform for sales, deliveries, and service operations to change the traditional boat buying and marine service experience through technological innovation, ease of use, and flexibility. We intend to employ an integrated, digital-first strategy that is convenient and transparent for our customers and efficient and scalable to support our growth. Additionally, to support those looking for a more traditional way of purchasing a boat, or to accommodate trade-ins, financing needs, and training, we will market our boats through a partnership with OneWater Marine, Inc. (“OneWater”), one of the largest dealership networks in the United States. We believe our approach will enable us to provide the best of both worlds to prospective customers and support our mission to electrify recreational boating for mass production.

Recently, we have engaged with several high-profile marine manufacturers and are offering our electrification expertise and hardware packages, acting as a supplier of electric powertrains and boats. We are in the design phase to provide our solution to a nationally recognized boat manufacturer and are expected to build two demonstration units for its late summer open house and dealer meeting. We are also in the process of creating a robust Forza website for retail customers and a media day to showcase our boats and electric motor has been scheduled for July 8, 2023  in West Palm Beach, Florida.

We are currently designing a state-of-the-art manufacturing facility to incorporate the latest in closed-molded composite boat building technologies and electric motor assembly processes. We are designing a 100,000 square foot facility designed for capacity and production of 1,000 units annually that we intend to build over time in various phases. We plan to first build out an approximately 50,000 square foot facility, which will have an estimated capacity of 550 units annually, at an estimated $8 million cost of construction. We have selected a site in McDowell County, North Carolina to build our manufacturing facility and the North Carolina Economic investment committee has approved a Job Development Investment Grant providing for reimbursement to us of up to $1,367,100 over a twelve-year period. The receipt of grant funding is conditioned upon us investing over $10.5 million in land, buildings and fixtures, infrastructure and machinery and equipment by the end of 2025 and us creating as many as 170 jobs.

We were initially a wholly owned subsidiary of Twin Vee PowerCats Co. (“Twin Vee”) (NASDAQ: VEEE) and completed our initial public offering in 2022.

Initial Forza Models

We have produced and powered three units of our initial protype model, the FX1 Center Console. In October 2022, the running surface of the boat and all major components were tested successfully on the Indian River Lagoon in Fort Pierce, Florida. While the motor and control systems have been successfully trialed previously, this was the first voyage including all major components, production batteries, fully functioning “alpha” motor design, control system including a 22” Garmin screen, and Osmosis telematics unit. The performance of the boat exceeded all expectations and provided a great baseline for improvements, iterations, and design enhancements. We ultimately reached over thirty miles per hour.

Following our initial prototype design, we completed the designs for four more prototypes: two more FX-style catamarans, one deck boat  and one 22-foot center console monohull. These prototypes have been fully built out and on the water testing began in March of 2023. The motor design and lower units and the control system cabling have been revamped and improved in each iteration. The batteries and motors are liquid-cooled and unique improvements to the heat exchanges have improved performance. After extensive testing, we now believe that our 22-foot monohull will be the first electric boat that we commercialize. While monohulls have greater drag than twin hull boats, a 22-foot monohull can operate and reach peak performance with a single electric motor, whereas a twin hull boat requires two motors, one motor behind each hull, to reach peak performance. The ability to build and sell a boat with a single motor will reduce the overall cost of manufacturing and ultimately the price to the customer. We believe the 22-foot monohull electric boat will be ideal for more budget-conscious purchasers who still want to promote environmental sustainability and enjoy a more serene time on the water. It is important to recognize that monohull boats represent over 85% of the American consumer boat buying market. Our goal is to initially go to market with our 22-foot monohull and then expand our model lineup as we scale up our business.

We have built and powered three units of our 22-foot monohull to date. The 22-foot monohull has been tested on the water from sunrise to sunset on multiple days. The boat was taken to sand bars along the Treasure Coast, often loaded with eight or more adults onboard. In addition to reaching speeds up to an estimated 40 miles per hour, the boat operated for over six hours throughout the day and returned to the dock with 25% remaining on its 104-kilowatt hour twin pack battery. We found that the 22-foot monohull was easy to use, got on plane quickly, and demonstrated significant single-motor performance.

We have filed 11 US Patents, including 3 design, 6 provisional and two non-provisional patent applications with the U.S. Patent and trademark office relating to outboard propulsion system, frame and cowling design, closed loop motor cooling and several other areas related to advancements in maneuverability and safety.

Forza’s Marketing Plans

We plan to market and sell our model offerings in a variety of ways. One way will be to operate in a fundamentally different manner and structure than traditional marine manufacturers and boat dealers by adopting a direct-to-consumer sales model. We are building a dedicated web and app-based platform for sales, deliveries, and service operations to change the traditional boat buying and marine service experience through technological innovation, ease of use, and flexibility. We intend to employ an integrated, digital-first strategy that is convenient and transparent for our customers and efficient and scalable to support our growth. Additionally, to support those looking for a more traditional way of purchasing a boat, or to accompany trade-ins, financing needs, and training, we will also market our boats through a partnership with OneWater, one of the largest dealership networks in the United States. We believe our approach will enable us to provide the best of both worlds to prospective customers and support our mission to electrify recreational boating for mass production.

Forza X1: An All Digital, Direct-to Consumer Platform

We intend to offer our EV products, services and support through a web-based and mobile phone app that will be vertically integrated and a direct-to-consumer platform. We intend to create a high-quality customer experience that spans the entire life of our products through an online system that is being designed to be a comprehensive, seamless, and efficient customer experience, encompassing everything from buying, financing, delivery, service, and training. This customer-centric approach to sales and service aims at simplifying access to necessary information for potential buyers and current owners alike. Customers will be able to communicate directly with us to ensure their questions are answered and their needs are met. We have commenced the design of the web-based platform but have not yet commenced design of the app. For consumers and states that require a physical location, we will develop dealership partnerships, such as our partnership with OneWater.

Currently, our web and app-based platform is expected to include the following:

●	Build and Price Boats. The web and app platform will offer prospective buyers a place to examine photos and videos of our boats, which will all have a single price based on the model type and a few available options. For example, the consumer would have gel coat exterior choices, interior upholstery choices, and other options including charging cords and plugs, boating items such as bumpers, covers, and fun add-ons like apparel, allowing consumers to “personalize” their Forza purchase.

●	Financing. Prospective customers will be able to apply for third-party consumer financing to complete or supplement their purchase through our web and app platform.

●	Delivery. Once manufactured, the boat will be delivered directly to a customer’s home, marina, or wherever they choose. The scheduling, communication, and support necessary for coordinating delivery of our boats would all be accomplished over the website or app.

●	Servicing. We intend to offer highly tailored and differentiated services that enable intuitive experiences throughout the entire customer lifecycle, such as warranty, repair, or other service assistance for their boats. We expect this all-inclusive approach will provide higher customer satisfaction, create strong brand loyalty, and increase operational efficiency while simultaneously allowing us to capture a more significant share of the entire lifecycle value of every Forza boat produced. We anticipate having internal staff with the capability to provide an OTA update to resolve the issue remotely without the boat ever leaving the customer’s sight. As part of our customer satisfaction drive, we plan for our staff to make mobile service calls to the boat docks. We also intend to enter into partnering arrangements with third parties to address service needs that require more than a mobile service visit, and we plan to arrange for the boat to be picked up and brought to one of our partnered service centers. If a service center is not available in a customer’s area, for approved warranty repairs we will permit the owners to take their boat to their local service center who will then invoice us.

●	Customer Service and Feedback. We will utilize customer insights and feedback submitted via our web and app-based platform to improve our offerings by adding new capabilities and functionality. Expanded offerings based on consumer-driven feedback and data is expected to attract more customers, deepen existing customer relationships, and allow us to innovate more quickly.

●	Training. We intend to provide a series of videos that demonstrate our boats’ safe operation and upkeep. These videos would be accessible on our web and app platform and the boat’s onboard computer for quick access.

With respect to the foregoing, we have not yet entered into any arrangements with third parties to provide financing services through our web and app platform, or hired staff for our intended support and service department. We are still in the initial stages of establishing distribution and service plans. We expect to commence selling to end-user customers by the end of 2023. We are currently in the process of identifying the states we will be allowed to sell direct-to-consumer.

To the extent that certain customers are located where OneWater dealerships and service centers are not available and, thus, are outside of our exclusive agreement with OneWater, we are in the process of identifying potential marine service centers and technicians to ensure that we have a comprehensive service support system in place when our boats are sold. We will also work to establish our 500-mile radius mobile service of vans and trucks so that local customers will have the option of a service technician coming to their location. For customers outside of the 500-mile radius, we intend to work with such customers to engage third-party service technicians to the extent possible.

Forza X1 Purpose

According to the Environmental Energy Student Institute, a non-profit organization originally formed by a bipartisan group of members of Congress, fossil fuels, including coal, oil, and natural gas, have been powering economies for over 150 years and currently supply about 80 percent of the world’s energy. When fossil fuels are burned, the stored carbon and other greenhouse gases are released into the atmosphere. The excess buildup of greenhouse gases in the atmosphere has caused dramatic changes to Earth’s climate—a trend that will worsen as more fossil fuels are burned. Further climate changes may cause rises in sea level, extreme weather, biodiversity loss, and species extinction, as well as food scarcity, worsening health, and poverty for millions of people worldwide.

The world’s waterways are also in danger from pollutants caused by gas-powered motors. In the landmark environmental study and book, “Polluting for Pleasure”, author Andre Mele stated that recreational boats, particularly outboards, were polluting as much as all the cars and trucks in America. At the time, Mele discovered that pleasure boats have polluted 80 times more than automobile engines and put more oil into American waters than 15 Exxon Valdez oil spills, annually. The popularity of recreational boating has grown since then.

While headway is being made by the automotive industry introducing more viable EV options to replace traditional automobiles, it is also vital that we look to preserve our waterways while reducing carbon emissions. Large gas-powered engines often leak fuel and produce carbon emissions, both of which are harmful to fragile marine ecosystems. We are a company comprised of people who are passionate to move the preservation and carbon free marine lifestyle forward. According to the Bloomberg NEF’s 2021 Electric Vehicle Outlook, passenger automotive EV sales are set to increase from 3.1 million units in 2020 to 14 million units in 2025.

Our core market corresponds most directly to those who identify with environmentally friendly vehicles. Electric boats promote environmental sustainability and allow for a much more serene and enjoyable time on the water. The adoption of electric vehicles has increased considerably over the years as they are more environmentally friendly. As per the report by Bloomberg NEF, there are currently 12 million passenger EVs on the road, and the prevalence of electric-powered boats is likely to follow suit. While electric boats only represented about 2% of the market in 2020, a report by IDTechEx shows that the market for hybrid and pure electric boats is expected to rise rapidly to greater than $20 billion worldwide by 2027.

We plan to disrupt recreational marine customs that rely on outdated processes and noxious engines by designing, engineering and manufacturing inspiring electric boats that operate in a more sustainable and eco-friendly way.

Our Strengths and Competitive Advantages

We believe that the following are the critical investment attributes of our company:

●	Assembling a Technology, Engineering and Manufacturing Team. We continue to build and add valuable, experienced and knowledgeable team members. Jim Leffew, our President and Chief Executive Officer, comes to us from Maverick Boat Group, Inc. that was recently sold to Malibu Boats. Jim Leffew has been designing, building and manufacturing boats on a large-scale basis for over 25 years. The year Maverick Boat Group was sold to Malibu Boats, Jim Leffew was overseeing the manufacturing and Maverick Boat Group was building and selling over 1,400 boats annually. The experience and knowledge that Jim Leffew brings to the table is expected to be valuable to the requirements of designing and ramping up our manufacturing facility.

●	Singular Focus and Leadership in Electric Powertrain Technology. We are focused exclusively on developing our electric boats and electric powertrain technology to achieve a compelling combination of range and performance at a price point accessible to a large segment of the boating population. We intend to use our electric powertrain expertise to innovate rapidly and sustain technological and time-to-market advantages over other marine manufacturers.

●	Combination of Expertise from the Traditional Boat Manufacturing Industry and Electrical Engineers. Our company’s founders have been in the boat building business for over 25 years. Our boat design and manufacturing knowledge are supplemented by engineers with strong skills in electrical engineering and software and controls.

●	Rapid Customer-Focused Product Development. We are designing our product development process to rapidly react to data collected from our boats, direct interaction with our customers, and feedback from our web and app platform. That information should enable us to introduce new models and features to expand our customer base and brand recognition.

●	Direct To Consumer System. We are building a vertically integrated and premium direct-to-consumer system to achieve operating efficiencies and capture sales and service revenues traditional boat manufacturers do not generally receive in the distribution and service model they employ.

●	Capital Efficiency. We believe our rapid product development process, powertrain technology applicable for future boat models, and our plan to hold lower inventory levels while still meeting customer demand will help reduce the capital required to reach operating efficiencies. This approach is designed to allow us to achieve profitability at relatively low sales volumes and create a viable long-term business.

Our Strategy

We intend to be a leading manufacturer and direct seller of electric boats and electric powertrain and propulsion technologies through the following strategies:

●	Successfully Launch our 22-foot Monohull. We believe the successful launch of our first commercially available electric boat is critical to our ability to capitalize on the marine electric vehicle market opportunity and establish ourselves as leaders in the industry. We expect to offer these products for sale to the public by the end of 2023.

●	Invest in Our Infrastructure. We plan to invest in our product development and operations infrastructure to enable our growth, product innovation, and customer experience.

●	Use a Common Platform to Introduce New Models. We intend to design our boats with an adaptable platform architecture and common electric powertrain to provide us the flexibility to use the platform to launch subsequent electric boat models cost-efficiently.

●	Focus on Technological Advancements and Cost Improvement. We intend to constantly look for ways to improve upon and further develop our proprietary electric powertrain system while reducing its manufacturing cost.

●	Build our Company-Owned Sales and Service Network. We are programming and building our expansive and vertically integrated customer-centric web and app platform to connect with customers for an end-to-end experience encompassing everything from buying, financing, delivery, service and training. This customer-centric approach to sales and service aims at simplifying access to necessary information for potential buyers and current owners alike.

●	Leverage Industry Advancements in Battery Cells. We intend to leverage the substantial investments made globally by battery cell manufacturers to improve power and capacity.

●	Build and Leverage Strategic Relationships. We intend to establish and develop strategic relationships with industry leaders to commercialize our electric boats and electric powertrain components. We envision significant opportunities with boat manufacturers to retrofit various hull configurations, replacing traditional gas outboard motors with our electric powertrain system.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an “emerging growth company,” we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include, but are not limited to:

●	requiring only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s discussion and analysis of financial condition and results of operations” in our Securities Act of 1933, as amended, or the Securities Act, filings;

●	reduced disclosure about our executive compensation arrangements;

●	no non-binding advisory votes on executive compensation or golden parachute arrangements; and

●	exemption from compliance with the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes Oxley Act of 2002, or SOX.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an “emerging growth company.” We will continue to remain an “emerging growth company” until the earliest of the following: (i) the last day of the fiscal year following the fifth anniversary of the date of the completion of our August 2022 IPO; (ii) the last day of the fiscal year in which our total annual gross revenue is equal to or more than $1.235 billion; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission, or the SEC.

We are also a “smaller reporting company” as defined in the Securities Exchange Act of 1934, as amended, or the Exchange Act, and have elected to take advantage of certain of the scaled disclosures available to smaller reporting companies. To the extent that we continue to qualify as a “smaller reporting company” as such term is defined in Rule 12b-2 under the Exchange Act, after we cease to qualify as an emerging growth company, certain of the exemptions available to us as an “emerging growth company” may continue to be available to us as a “smaller reporting company,” including exemption from compliance with the auditor attestation requirements pursuant to SOX and reduced disclosure about our executive compensation arrangements. We will continue to be a “smaller reporting company” until we have $250 million or more in public float (based on our common stock) measured as of the last business day of our most recently completed second fiscal quarter or, in the event we have no public float (based on our common stock) or a public float (based on our common stock) that is less than $700 million, annual revenues of $100 million or more during the most recently completed fiscal year.

We may choose to take advantage of some, but not all, of these exemptions. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock. In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. We have elected to avail ourselves of the extended transition period for complying with new or revised financial accounting standards. As a result of the accounting standards election, we will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies which may make comparison of our financials to those of other public companies more difficult.

Summary Risk Factors

The following is a summary of the key risks relating to the Company. A more detailed description of each of these risks can be found below under “Risk Factors.”

Risks Related To Our Business

●	We are a start-up entity and expect to incur significant expenses and continuing losses for the foreseeable future.
●	Our independent registered public accounting firm has expressed concern about our ability to continue as a going concern.
●	Our limited operating history makes it difficult for us to evaluate our future business.
●	Our planned fully electric sport boat has not yet been developed.
●	Due to the nature of our app platform and our collection of customer data in the process of taking orders, we are subject to privacy, data security, and data protection laws, regulations and obligations
●	Our distribution model is different from the predominant current distribution model for boat manufacturers, which subjects us to substantial risk.
●	Our ability to generate meaningful product revenue will depend on consumer adoption of electric boats.
●	We may be unable to adequately control the capital expenditures and costs associated with our business.
●	We may not be able to commence production of our electric boats as planned.
●	We may not receive anticipated grant funding.
●	We could experience cost increases or supply disruptions.
●	We currently rely on Twin Vee employees for the design and construction of our boats
●	If the third parties we depend upon to manufacture and to supply key semiconductor chip components necessary for our boats, become unwilling or unable to provide an adequate supply of semiconductor chips, our business would be adversely impacted.
●	Our ability to meet our manufacturing workforce needs is crucial to our results of operations.
●	We have a large fixed cost base that will affect our profitability if our sales decrease.
●	A significant number of our shares of outstanding common stock is currently owned by a single stockholder, and it may therefore be able to substantially control our management and affairs.

●	Our management overlaps substantially with the management and beneficial owners of our principal stockholder, which may give rise to potential conflicts of interest.
●	Our annual and quarterly financial results are subject to significant fluctuations.
●	Unfavorable weather conditions may have a material adverse effect on our business.
●	A natural disaster, the effects of climate change, or disruptions at our manufacturing facility could adversely affect our business, financial condition and results of operations.
●	If we fail to manage our manufacturing levels our business and margins may suffer.
●	We will rely on third-party suppliers to provide components and raw materials essential to our boats.
●	Termination or interruption of informal supply arrangements could have a material adverse effect on our business or results of operations.
●	Product liability, warranty, personal injury, property damage and recall claims may materially affect our financial condition and damage our reputation.
●	Our boats will use lithium-ion battery cells, which, if not appropriately managed and controlled, have been observed to catch fire or vent smoke and flame.
●	Product warranty claims or product recalls could have a material adverse impact on our results of operations.
●	The nature of our business exposes us to workers’ compensation claims and other workplace liabilities.
●	If we are unable to comply with environmental and other regulatory requirements, our business may be exposed to material liability and/or fines.
●	The electronic vehicle (EV) industry and its technology are rapidly evolving and changing.
●	Our sales and profitability depend, in part, on the successful introduction of new products.
●	Our success depends upon the continued strength of our brand, the value of our brand, and sales of our products could be diminished as a result of negative publicity.
●	Our passion and focus on delivering a high-quality and engaging Forza X1 experience may not maximize short-term financial results.
●	Extended periods of low petroleum-based fuel prices could adversely affect demand for our boats.
●	We will rely on complex machinery for our operations, and production involves a significant degree of risk and uncertainty in terms of operational performance, safety, security, and costs.
●	If our boats fail to perform as expected, our business could be harmed.
●	Our boats will rely on software and hardware that is highly technical.
●	We have no experience servicing our boats.
●	We may not be able to execute our manufacturing strategy successfully.

●	We may need to raise additional capital that may be required to grow our business.
●	If we fail to manage future growth effectively, we may not be able to market or sell our products successfully.
●	We depend upon our executive officers and we may not be able to retain them.
●	We may attempt to grow our business through acquisitions or strategic alliances and new partnerships.
●	We rely on network and information systems and other technologies for our business.
●	Uninsured losses could result in payment of substantial damages.

Intellectual Property Risks

●	Our patent applications may not issue as patents, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours.
●	We may not be able to prevent others from unauthorized use of our intellectual property.
●	If our patents expire or are not maintained, our patent applications are not granted or our patent rights are contested, circumvented, invalidated or limited in scope, we may not be able to prevent others from selling, developing or exploiting competing technologies or products.
●	We may in the future become subject to claims that we or our employees have wrongfully used or disclosed alleged trade secrets of our employees’ former employers.
●	Our use of open source software in our applications could subject our proprietary software to general release.
●	A significant portion of our intellectual property is not protected through patents or formal copyright registration.
●	Confidentiality agreements with employees may not adequately prevent disclosure of trade secrets.
●	We may need to defend ourselves against patent, copyright or trademark infringement claims.

Risks Related To Our Industry

●	Demand in the powerboat industry is highly volatile.
●	Our industry is characterized by intense competition, which affects our sales and profits.
●	General economic conditions, particularly in the U.S., affect our industry, demand for our products and our business, and results of operations.
●	Global economic conditions could materially adversely impact demand for our products and services.
●	Our sales may be adversely impacted by increased consumer preference for other activities or other boats.
●	Terms of subsequent financings may adversely impact your investment.
●	If securities analysts do not publish research or reports about our company, or if they issue unfavorable commentary about us or our industry, the price of our common stock could decline.
●	The obligations associated with being a public company will require significant resources.
●	For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements.

Risks Relating to Ownership Of Our Common Stock

●	Our common stock price may be volatile or may decline regardless of our operating performance and you may not be able to resell your shares at or above the price you paid for your common stock.
●	We do not intend to pay dividends on our common stock for the foreseeable future.
●	FINRA sales practice requirements may limit your ability to buy and sell our common shares.
●	Volatility in our common shares price may subject us to securities litigation.
●	Provisions in our corporate charter documents and under Delaware law could make an acquisition of our company more difficult.
●	Our amended and restated certificate of incorporation provides that the Delaware Court of Chancery will be the exclusive forum for certain types of state actions that may be initiated by our stockholders.

THE OFFERING

Common stock offered by us	3,425,000 shares (or 3,938,750 shares if the underwriters exercise in full their option to purchase additional shares to cover over-allotments, if any)

Common stock to be outstanding after this offering	13,875,000 shares (or 14,388,750 shares if the underwriters exercise in full their option to purchase additional shares to cover over-allotments, if any)(1)

Over-allotment option	513,750 shares (which may be purchased from us for 45 days from the date of this prospectus to cover over-allotments, if any)

Use of proceeds	We estimate that the net proceeds from our issuance and sale of shares of our common stock in this offering will be approximately $8.8 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full to cover over-allotments, if any, we estimate that our net proceeds will be approximately $10.2 million.

We currently anticipate using the net proceeds from this offering, together with our existing resources for the later phases of construction of the property that we acquired for the development of our manufacturing facility, for working capital and general corporate purposes. See the section titled “Use of Proceeds” for additional information.

Risk Factors	See “Risk Factors” beginning on page 10 and the other information included in this prospectus for a discussion of factors you should carefully consider before investing in our securities.

Nasdaq Capital Market trading symbol	Our common stock is listed on the Nasdaq Capital Market under the symbol “FRZA.”

(1)	The number of shares of our common stock to be outstanding after this offering is based on the 10,450,000 shares of our common stock outstanding as of June 6, 2023 and excludes the following:

●	1,404,556 shares of common stock issuable upon the exercise of options to purchase shares of common stock outstanding as of June 6, 2023, with a weighted-average exercise price of $3.46 per share;

●	172,500 shares of common stock issuable upon the exercise of warrants to purchase shares of common stock outstanding as of June 6, 2023, with a weighted-average exercise price of $6.25 per share; and

●	568,750 shares of common stock reserved for future issuance under our 2022 Stock Incentive Plan.

Unless otherwise indicated, this prospectus reflects and assumes the following:

●	no exercise of outstanding options or warrants;

●	no exercise of the representative’s warrants to be issued upon consummation of this offering at an exercise price equal to 125% of the offering price of the common stock; and

●	no exercise by the underwriters of their option to purchase up to 513,750 additional shares of our common stock from us to cover over-allotments, if any.

SUMMARY FINANCIAL DATA

The following table summarizes the relevant financial data for our business for the periods and at the dates indicated and should be read with our financial statements, which are included in this prospectus. We have not had any significant operations to date, so only balance sheet data is presented.

The following tables present our summary balance sheet data and should be read together with our audited and unaudited financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The summary balance sheet data as of March 31, 2023 is derived from our unaudited annual financial statements, which financial statements are included elsewhere in this prospectus. The unaudited financial statements have been prepared on a basis consistent with our audited financial statements included in this prospectus and include, in our opinion, all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial information in those statements. The historical results are not necessarily indicative of the results to be expected in any future period.

	March 31, 2023	As
Balance Sheet Data:	Actual	Adjusted(1)
Working capital	$10,985,040	$19,785,040
Total current assets	$11,222,183	$20,022,183
Total current liabilities	$237,143	$237,143
Stockholder’s equity	$12,036,234	$20,836,234

(1)	The as adjusted balance sheet data in the table above reflects the sale and issuance by us of shares of our common stock in this offering, based upon the assumed public offering price of $2.92, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our financial statements and the related notes and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus, before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the market price of our common stock could decline and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

RISKS RELATED TO OUR BUSINESS

We are a start-up entity and expect to incur significant expenses and continuing losses for the foreseeable future.

We are a start-up entity and have had very limited operations to date. To date, we have designed and manufactured only prototypes of our electric sport boat, have not yet commercialized our boats and have not sold any boats. We believe that we will continue to incur operating and net losses in the future while we grow, including following our initial generation of revenues from the sale of our boats which may occur later than we expect or not at all. We do not expect to be profitable for the foreseeable future as we invest in our business, build capacity and ramp up operations, and we cannot assure you that we will ever achieve or be able to maintain profitability in the future. Even if we are able to successfully develop our boats and attract customers, there can be no assurance that we will be financially successful. For example, as we develop our product portfolio, we will need to manage costs effectively to sell those products at our expected margins. Failure to become profitable would materially and adversely affect the value of your investment. If we are ever to achieve profitability, it will be dependent upon the successful development and commercial introduction and acceptance of our electric sport boats and the development of a vertically integrated direct-to-consumer distribution system to market and sell our boats, which may not occur. As such, for the foreseeable future, we will have to fund all our operations and capital expenditures from cash on hand, and potentially, future offerings of securities. However, unanticipated changes may occur that could consume our available capital before we expect, including changes in and progress of our development activities.

Our independent registered public accounting firm has expressed doubt about our ability to continue as a going concern.

The report of our independent registered public accounting firm contains a note stating that the accompanying financial statements have been prepared assuming we will continue as a going concern. During the three months ended March 31, 2023, we incurred a net loss of $2,005,132. During the year ended December 31, 2022, we incurred a net loss of $3,630,081 and used cash in operations of $3,377,621. For the periods October 15, 2021 through December 31, 2021 (Successor) and January 1, 2021 through October 14, 2021 (Predecessor), we incurred a net loss of $270,630 and $186,921, respectively. For the period October 15, 2021 through December 31, 2021 (Successor), we used cash in operations of $317,131. For the period January 1, 2021 through October 14, 2021 (Predecessor), we had cash provided by operations of $13,024. Losses have principally occurred as a result of the research and development efforts coupled with no operating revenue.

Until we begin generating revenue, there is a doubt about our ability to continue as a going concern through December 31, 2023.

Our limited operating history makes it difficult for us to evaluate our future business prospects.

We are a company with an extremely limited operating history and have not generated any revenue from sales of our boats or other products and services to date. As we attempt to transition from research and development activities to production and sales, it is difficult, if not impossible, to forecast our future results, and we have limited insight into trends that may emerge and affect our business. The estimated costs and timelines that we have developed to design and complete the design and engineering of our boats and outboard electric motor and then reach full scale commercial production are subject to inherent risks and uncertainties involved in the transition from a start-up company focused on research and development activities to the large-scale manufacture and sale of vehicles. There can be no assurance that our estimates related to the costs and timing necessary to complete the design and engineering of our boats and outboard electric motor, will prove accurate. These are complex processes that may be subject to delays, cost overruns and other unforeseen issues. In addition, we have engaged in limited marketing activities to date, so even if we are able to bring our initial boats or other commercial products to market, on time and on budget, there can be no assurance that customers will embrace our products in significant numbers. Although we have received boat reservations, they are non-binding and cancellable and therefore cannot be relied upon as true indications of interest in our products. Market conditions, many of which are outside of our control and subject to change, including general economic conditions, the availability and terms of third-party consumer financing, the impacts and ongoing uncertainties created by the COVID-19 pandemic, fuel and energy prices, regulatory requirements and incentives, competition and the pace and extent of vehicle electrification generally, will impact demand for our boats and our other commercial products, and ultimately our success.

You should consider our business and prospects in light of the risks and significant challenges we face as a new entrant into our industry. If we fail to adequately address any or all of these risks and challenges, our business, prospects, financial condition, results of operations, and cash flows may be materially and adversely affected.

Our planned fully electric sport boat has not yet been assembled into a fully integrated product, and even if assembled, an interest in it may not develop.

Our electric boats are being designed as fully integrated electric boats, including the hull, outboard motor and control system. There can be no assurance that we will be able to complete development and mass produce our boats when anticipated, if at all, or that the anticipated features or services to be included in our boats will create substantial interest or a market, and therefore our anticipated products, and sales and growth for our product may not develop as expected, or at all. For example, in May 2021 we experienced a failure in connection with the sea trial of a prototype of our electric boat which resulted in a six-month delay in our design timetable as we implemented changes to the design for outboard electric motor system as a result of the failure. Although recent trials have been successful, we cannot guarantee that similar events will not occur in the future, or that we will be able to contain such events without damage or delay. Even if such a market for our boats develops, there can be no assurance that we would be able to maintain that market.

Our operations to date have been primarily limited to finalizing our design and engineering of our electric sport boat as well as organizing and staffing our company in preparation for launching our initial and planned future electric boat models. As such we have not yet demonstrated, and our success is wholly dependent upon, our ability to commercialize our products. The successful commercialization of any products will require us to perform a variety of functions, including:

●	completing the design and testing for our initial and planned future boat models and our proprietary outboard electric motor;

●	manufacturing our boats;

●	developing a vertically integrated direct-to-consumer distribution system; and

●	conducting sales and marketing activities.

We cannot be certain that our business strategy will be successful or that we will successfully address these risks. In the event that we do not successfully address these risks, our business, prospects, financial condition, and results of operations could be materially and adversely affected, and we may not have the resources to continue or expand our business operations.

Due to the nature of our app platform as a social media application, and our collection of customer data in the process of taking orders, we are subject to rapidly changing and increasingly stringent laws, regulations, obligations, and industry standards relating to privacy, data security, and data protection. The restrictions and costs imposed by these laws and other obligations, or our actual or perceived failure to comply with them, could subject us to liabilities that adversely affect our business, operations, and financial performance.

Through our app platform, we will collect, process, store, and use a wide variety of data from current and prospective customers, including personal information, such as home addresses and geolocation. These activities are regulated by a variety of federal, state, local, and foreign privacy, data security, and data protection laws and regulations, which have become increasingly stringent in recent years.

Domestic privacy and data security laws are complex and changing rapidly. Many states have enacted laws regulating the online collection, use, and disclosure of personal information and requiring that companies implement reasonable data security measures. Laws in all states and U.S. territories also require businesses to notify affected individuals, governmental entities, and/or credit reporting agencies of certain security incidents affecting personal information. These laws are not consistent, and compliance with them in the event of a widespread data breach is complex and costly.

Further, the California Consumer Privacy Act (CCPA) took effect on January 1, 2020. The CCPA gives California residents expanded rights related to their personal information, including the right to access and delete their personal information, and receive detailed information about how their personal information is used and shared. The CCPA also created restrictions on “sales” of personal information that allow California residents to opt-out of certain sharing of their personal information and may restrict the use of cookies and similar technologies for advertising purposes. Our e-commerce platform, including our websites and mobile applications, rely on these technologies and could be adversely affected by the CCPA’s restrictions. The CCPA prohibits discrimination against individuals who exercise their privacy rights, provides for civil penalties for violations, and creates a private right of action for data breaches that is expected to increase data breach litigation. Additionally, a new California ballot initiative, the California Privacy Rights Act, or CPRA, was recently passed in California. The CPRA will restrict use of certain categories of sensitive personal information that we handle; further restrict the use of cross-context behavioral advertising techniques on which our products may rely in the future; establish restrictions on the retention of personal information; expand the types of data breaches subject to the private right of action; and establish the California Privacy Protection Agency to implement and enforce the new law, as well as impose administrative fines. The majority of the CPRA’s provisions will go into effect on January 1, 2023, and additional compliance investment and potential business process changes will likely be required. Similar laws have been proposed in other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the United States. Compliance with such laws could be difficult and costly to achieve and we could be subject to fines and penalties in the event of non-compliance.

Our planned distribution model is different from the predominant current distribution model for boat manufacturers, which subjects us to substantial risk and makes evaluating our business, prospects, financial condition, results of operations, and cash flows difficult.

Our distribution model is still in the planning stages. We currently plan to mainly sell our boats directly to customers rather than through franchised dealerships (unless required to do so by certain states), primarily through our website and app platform, subject to obtaining applicable dealer licenses and equivalent permits in such jurisdictions. The digital customer experience via our online platform will allow customers to research, shop, choose boat hull color, interior upholstery color, and a possible upgrade of an additional battery to extend run times, order, track and take delivery through our web-based and app platform. We have not yet: (i) completed development of our app platform; (ii) entered into any arrangements with third parties to provide financing services through our web and app platform, or (iii) hired staff for our intended support and service department. Once the customer places the order, their Forza X1 account will request several documents, including license, insurance, etc., which can be uploaded online without ever speaking with a salesperson. If the customer has questions, concerns, or needs support through the sales and purchase process, they will be able to contact Forza X1 through the website or app with any questions, concerns.

Since our planned sales and marketing platform is a newer way to shop, buy and take delivery of a new boat through a mostly virtual process, we are unable to predict or conclude precisely what the customer will experience. We intend to follow up customer transactions with review and quality control questionnaires to collect the data and continue to better our platform and how we interact with customers. Further, if the quality or accuracy of the data maintained by the web and/or app platform is insufficient, our ability to continue to distribute our products could be jeopardized or we could be subject to regulatory sanctions.

In addition to our website and app platform, we have entered into an agreement with OneWater to be the sole physical dealer distributing our products through the OneWater retail locations. They will be potential delivery points for customers to pick up our products, and where available, we will utilize them for service needs. However, our relationship with OneWater is new and we have no prior history with OneWater upon which to evaluate this relationship. In addition, the agreement with OneWater may be terminated by either of us at any time without cause.

This model of boat distribution is relatively new, different from the predominant current distribution model for boat manufacturers and, with limited exceptions, unproven, which subjects us to substantial risk. We have no experience in selling or leasing boats direct-to-consumer and therefore this model may require significant expenditures and provide for slower expansion than the traditional dealer franchise system. For example, we will not be able to utilize long established relationships developed by Twin Vee, with its dealer network. Moreover, we will be competing with companies with well established distribution channels. Our success will depend in large part on our ability to effectively develop our own sales channels and marketing strategies.

Implementing our direct sales model is subject to numerous significant challenges, including obtaining permits and approvals from government authorities, and we may not be successful in addressing these challenges. If our direct sales model does not develop as expected or develops more slowly than expected, we may be required to modify or abandon our sales model, which could materially and adversely affect our business, prospects, financial condition, results of operations, and cash flows.

We will be dependent upon OneWater for any sales of our boats through traditional sales methods.

In order to attract customers that prefer to buy our products through a traditional marketing method, on August 17, 2022, we entered into a five year agreement with OneWater to establish our customer experience and service centers in OneWater’s current and future locations and other strategic locations across the United States pursuant to which OneWater will be the sole physical dealer distributing our products and OneWater’s retail locations may be used as potential delivery points for customers to pick up our products. We retained the right to sell our products directly to customers. The agreement may be terminated by either party for breach upon thirty days’ notice and without cause upon three months’ notice and by either party for breach upon thirty days’ notice. Our relationship with OneWater is new and we have no history upon which to evaluate the success of this relationship. Our boats will not be the only boats sold by OneWater and therefore we will face competition from the other boats sold by OneWater. In addition, either party may terminate the agreement for any reason upon three months’ notice. If OneWater were to terminate the agreement, we would need to find other dealers to market and service our products, especially in states that do not allow for direct marketing and there can be no assurance that we will be successful in doing so.

We have identified material weaknesses in our internal controls, and we cannot provide assurances that these weaknesses will be effectively remediated or that additional material weaknesses will not occur in the future.

As a public company, we are subject to the reporting requirements of the Exchange Act, and the Sarbanes-Oxley Act. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time consuming and costly, and place significant strain on our personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures, and internal controls over financial reporting.

We do not yet have effective disclosure controls and procedures, or internal controls over all aspects of our financial reporting. We are continuing to develop and refine our internal controls over financial reporting. Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. We will be required to expend time and resources to further improve our internal controls over financial reporting, including by expanding our staff. However, we cannot assure you that our internal control over financial reporting, as modified, will enable us to identify or avoid material weaknesses in the future.

We have identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. The material weaknesses identified to date include that we have not yet retained sufficient staff or engaged sufficient outside consultants with appropriate experience in GAAP presentation, especially of complex instruments, to devise and implement effective disclosure controls and procedures, or internal controls.

We will be required to expend time and resources to further improve our internal controls over financial reporting, including by expanding our staff. However, we cannot assure you that our internal control over financial reporting, as modified, will enable us to identify or avoid material weaknesses in the future.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business, including increased complexity resulting from our international expansion. Further, weaknesses in our disclosure controls or our internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting could also adversely affect the results of management reports and independent registered public accounting firm audits of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures, and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the market price of our common stock.

Our independent registered public accounting firm is not required to audit the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act and meet other requirements. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on our business and operating results and cause a decline in the market price of our common stock.

Our ability to generate meaningful product revenue will depend on consumer adoption of electric boats.

We are only developing electric boats and, accordingly, our ability to generate meaningful product revenue will depend highly on sustained consumer demand for alternative fuel vehicles in general and electric boats in particular. If the market for electric boats does not develop as we expect or develops more slowly than we expect, or if there is a decrease in consumer demand for electric vehicles, our business, prospects, financial condition and results of operations will be harmed. The market for electric and other alternative fuel vehicles is relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation (including government incentives and subsidies) and industry standards, frequent new vehicle announcements and changing consumer demands and behaviors. Any number of changes in the industry could negatively affect consumer demand for electric vehicles in general and our electric boats in particular.

In addition, demand for electric boats may be affected by factors directly impacting boat prices or the cost of purchasing and operating boats such as sales and financing incentives including tax credits, prices of raw materials and parts and components, cost of fuel, availability of consumer credit, and governmental regulations, including tariffs, import regulation and other taxes. Volatility in demand may lead to lower vehicle unit sales, which may result in downward price pressure and adversely affect our business, prospects, financial condition and results of operations. Further, sales of boats in the marine industry tend to be cyclical in many markets, which may expose us to increased volatility, especially as we expand and adjust our operations and retail strategies. Specifically, it is uncertain how such macroeconomic factors will impact us as a new entrant in an industry that has globally been experiencing a recent decline in sales.

Other factors that may influence the adoption of electric boats include:

●	perceptions about electric vehicle quality, safety, design, performance and cost;

●	perceptions about the limited range over which electric boats may be driven on a single battery charge;

●	perceptions about the total cost of ownership of electric boats, including the initial purchase price and operating and maintenance costs, both including and excluding the effect of any government and other subsidies and incentives designed to promote the purchase of electric boats;

●	perceptions about the sustainability and environmental impact of electric boats, including with respect to both the sourcing and disposal of materials for electric vehicle batteries and the generation of electricity provided in the electric grid;

●	the availability of other alternative fuel boats;

●	improvements in the fuel economy of the internal combustion engine;

●	the quality and availability of service for electric boats;

●	volatility in the cost of oil and gasoline;

●	government regulations and economic incentives promoting fuel efficiency and alternate forms of energy;

●	access to charging stations and cost to charge an electric vehicle and related infrastructure costs and standardization;

●	the availability of tax and other governmental incentives to purchase and operate electric boats or future regulation requiring increased use of nonpolluting boats; and

●	macroeconomic factors.

The influence of any of the factors described above or any other factors may cause a general reduction in consumer demand for electric vehicles or our electric boats in particular, either of which would materially and adversely affect our business, results of operations, financial condition and prospects

We may be unable to adequately control the capital expenditures and costs associated with our business and operations.

We will require significant capital to develop and grow our business, including developing our first boat to be manufactured, as well as building our brand, and we will not be able to rely on Twin Vee as a source of such funding. We expect to make additional capital expenditures and incur substantial costs as we complete the design and engineering of our boats and motor and prepare to commercially launch sales of our boats and grow our business, including research and development expenses, raw material procurement costs, sales and distribution expenses as we build our brand and market our boats and general and administrative expenses as we scale our operations, identify and commit resources to investigate new areas of demand and incur costs as a public company. In addition, we expect to incur significant costs as we build our factory in North Carolina. Our ability to become profitable in the future will not only depend on our ability to complete the design and development of our boats but also to control our capital expenditures and costs. As we expand our product portfolio, we will need to manage costs effectively to sell those products at our expected margins. If we are unable to cost efficiently design, manufacture, market, sell and distribute and service our boats and provide our services, our business, prospects, financial condition, results of operations, and cash flows would be materially and adversely affected.

We may not be able to commence production of our electric boats as planned.

We currently plan to manufacture our electric boats at a new state of the art carbon neutral factory that we plan to build in McDowell County, North Carolina. Until we are able to expand our manufacturing capacity and build the planned manufacturing facility, we expect to continue to share Twin Vee’s current manufacturing facility, which has a limited capacity and may not be able to satisfy our manufacturing needs. Although we entered into a Transition Services Agreement with Twin Vee (the “Transition Services Agreement”) following the completion of our IPO, the Transition Services Agreement does not provide for any dedicated manufacturing capacity for us. See “Certain Relationships and Related Party Transactions—Transition Services Agreement.” Our ability to utilize Twin Vee’s manufacturing capacity pending completion of our own facility will be subject to its availability as determined by Twin Vee and Twin Vee has no obligation to make any manufacturing capacity available to us under the Transition Services Agreement. As a result, our ability to produce any boats will be limited to available capacity of the Twin Vee facility until our future manufacturing facility is operational. If Twin Vee does not provide manufacturing capacity, we would not be able to produce our electric boats unless or until we lease or purchase facilities and equipment necessary for our production purposes. Any facility that we build will require a significant capital investment and is expected to take at least one year to eighteen months to build and become fully operational. In addition, even if the construction of our planned facility is completed when anticipated, production at our facility could be delayed whether due to lack of equipment, workforce issues or other reasons. If we are unable to complete our own facility and commence production as planned, our business, prospects, financial condition, results of operations, and cash flows would be materially and adversely affected and the value of your investment in our company may be materially adversely affected.

Changes in general economic conditions, geopolitical conditions, domestic and foreign trade policies, monetary policies and other factors beyond our control may adversely impact our business and operating results.

Our operations and performance depend on global, regional and U.S. economic and geopolitical conditions. General worldwide economic conditions have experienced significant instability in recent years including the recent global economic uncertainty and financial market conditions. Russia’s invasion and military attacks on Ukraine have triggered significant sanctions from U.S. and European leaders and financial markets around the world experienced volatility following the invasion of Ukraine by Russia in February 2022. Resulting changes in U.S. trade policy could trigger retaliatory actions by Russia, its allies and other affected countries, including China, resulting in a “trade war.” Furthermore, if other countries, including the U.S., become further involved in the conflict, we could face significant adverse effects to our business and financial condition.

The uncertain financial markets, disruptions in supply chains, mobility restraints, and changing priorities as well as volatile asset values could impact our business in the future. The COVID-19 outbreak and government measures taken in response to the pandemic have also had a significant impact, both direct and indirect, on businesses and commerce, as worker shortages have occurred; supply chains have been disrupted; facilities and production have been suspended; and demand for certain goods and services, such boats and other recreational components and supplies, have spiked, while demand for other goods and services, such as travel, have fallen. The future progression of the pandemic and its effects on our business and operations are uncertain.

Further, although we have not experienced material adverse effects on our business due to increasing inflation, it has raised operating costs for many businesses and, in the future, could impact demand for our products, foreign exchange rates or employee wages. Inflation rates, particularly in the United States and United Kingdom, have increased recently to levels not seen in years, and increased inflation may result in increases in our operating costs (including our labor costs), reduced liquidity and limits on our ability to access credit or otherwise raise capital. In addition, the Federal Reserve has raised, and may again raise, interest rates in response to concerns about inflation, which coupled with reduced government spending and volatility in financial markets may have the effect of further increasing economic uncertainty and heightening these risks.

Actual events involving reduced or limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank, was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation as receiver. Although we did not have any cash or cash equivalent balances on deposit with Silicon Valley Bank, uncertainty and liquidity concerns in the broader financial services industry remain and the failure of Silicon Valley Bank and its potential near- and long-term effects on the biotechnology industry and its participants such as our vendors, suppliers, and investors, may also adversely affect our operations and stock price.

We are actively monitoring the effects these disruptions and increasing inflation could have on our operations.

These conditions make it extremely difficult for us to accurately forecast and plan future business activities.

In addition, the outbreak of a pandemic could disrupt our operations due to absenteeism by infected or ill members of management or other employees, or absenteeism by members of management and other employees who elect not to come to work due to the illness affecting others in our office or laboratory facilities, or due to quarantines. Pandemics could also impact members of our Board of Directors resulting in absenteeism from meetings of the directors or committees of directors and making it more difficult to convene the quorums of the full Board of Directors or its committees needed to conduct meetings for the management of our affairs.

We may not receive the anticipated grant funding.

On July 28, 2022, we received notice that the North Carolina Economic investment committee has approved a Job Development Investment Grant (“JDIG”) providing for reimbursement to us of up to $1,367,100 over a twelve-year period to establish a new manufacturing plant in McDowell County, North Carolina. The receipt of grant funding is conditioned upon us investing over $10.5 million in land, buildings and fixtures, infrastructure and machinery and equipment by the end of 2025 and us creating as many as 170 jobs. We are currently in negotiations for a new site to build the Forza factory in North Carolina. There can be no assurance that the negotiations will be successful. If unsuccessful, we will not meet the conditions necessary to receive the grant funding and will be subject to the limited capacity at the Twin Vee factory that Twin Vee allows us, in its discretion, to use. There can be no assurance that we will meet the conditions necessary to receive the grant funding. We are currently in negotiations for a new site to build the Forza factory in North Carolina. There can be no assurance that the negotiations will be successful.

We could experience cost increases or disruptions in supply of raw materials or other components used in our boats.

We expect to incur significant costs related to procuring raw materials required to manufacture and assemble our boats. The prices for these raw materials fluctuate depending on factors beyond our control including market conditions and global demand for these materials and could adversely affect our business, prospects, financial condition, results of operations, and cash flows. Further, any delays or disruptions in our supply chain could harm our business. For example, COVID-19, including associated variants, could cause disruptions to and delays in our operations, including shortages and delays in the supply of certain parts, including semiconductors, materials and equipment necessary for the production of our boats, and the internal designs and processes we may adopt in an effort to remedy or mitigate impacts of such disruptions and delays could result in higher costs. In addition, our business also depends on the continued supply of battery cells for our boats. We currently only have a contract with only one battery supplier and at times in the past sourcing batteries has been challenging. Although in the past we have sourced batteries from two other suppliers, these other suppliers do not have contractual obligations to supply batteries to us. If the supply of batteries available to us decreases our ability to complete manufacturing and distribution of our boats will be delayed, which would likely impact our revenue. Any performance failure on the part of our existing supplier, or future suppliers, could delay further development and commercialization. If for some reason our current supplier cannot perform as agreed, we may be required to replace that supplier. Although we believe there are a number of potential replacements that could supply lithium-ion battery cells, we may incur added costs and delays in identifying and qualifying any such replacements.

We are exposed to multiple risks relating to availability and pricing of quality battery cells. These risks include:

●	the inability or unwillingness of battery cell manufacturers to build or operate battery cell manufacturing plants to supply the numbers of battery cells (including the applicable chemistries) required to support the growth of the electric or plug-in hybrid vehicle industry as demand for such cells increases;

●	disruption in the supply of battery cells due to quality issues or recalls by the battery cell manufacturers; and

●	an increase in the cost, or decrease in the available supply of raw materials used in battery cells, such as lithium, nickel, and cobalt.

Furthermore, currency fluctuations, tariffs or shortages in petroleum and other economic or political conditions may result in significant increases in freight charges and raw material costs. Substantial increases in the prices for our raw materials or components would increase our operating costs and could reduce our margins. In addition, a growth in popularity of electric vehicles without a significant expansion in battery cell production capacity could result in shortages which would result in increased materials costs to us, and would impact our projected manufacturing and delivery timelines, and adversely affect our business, prospects, financial condition, results of operations, and cash flows.

We currently rely on Twin Vee employees for the design and construction of our boats, which could delay or limit our ability to generate revenue.

Reliance on Twin Vee employees for the design and construction of our boats may prevent our direct control of key aspects of those critical development processes. We may not be able to control the amount and timing of resources that Twin Vee employees may devote to our products, or prevent Twin Vee from withdrawing its support of our products. If Twin Vee employees fail to comply with applicable laws and regulations, fail to meet expected deadlines, encounter natural or other disasters at their facilities or otherwise fail to perform their services to us in a satisfactory or predicted manner, or at all, our ability to deliver product to meet commercial demand could be significantly impaired.

We depend upon third parties to manufacture and to supply key semiconductor chip components necessary for our boats. We do not have long-term agreements with all of our semiconductor chip manufacturers and suppliers, and if these manufacturers or suppliers become unwilling or unable to provide an adequate supply of semiconductor chips, with respect to which there is a global shortage, we would not be able to find alternative sources in a timely manner and our business would be adversely impacted.

Semiconductor chips are a vital input component to the electrical architecture of our boats, controlling wide aspects of the boats’ operations. Many of the key semiconductor chips we intend to use in our boats come from limited or single sources of supply, and therefore a disruption with any one manufacturer or supplier in our supply chain would have an adverse effect on our ability to effectively manufacture and timely deliver our boats. We do not have any long- term supply contracts with any suppliers and purchase chips on a purchase order basis. Due to our reliance on these semiconductor chips, we are subject to the risk of shortages and long lead times in their supply. We are in the process of identifying alternative manufacturers for semiconductor chips. We have in the past experienced, and may in the future experience, semiconductor chip shortages, and the availability and cost of these components would be difficult to predict. For example, our manufacturers may experience temporary or permanent disruptions in their manufacturing operations due to equipment breakdowns, labor strikes or shortages, natural disasters, component or material shortages, cost increases, acquisitions, insolvency, changes in legal or regulatory requirements, or other similar problems.

In particular, increased demand for semiconductor chips in 2020, due in part to the COVID-19 pandemic and increased demand for consumer electronics that use these chips, has resulted in a severe global shortage of chips in 2021. As a result, our ability to source semiconductor chips to be used in our boats has been adversely affected. This shortage may result in increased chip delivery lead times, delays in the production of our boats, and increased costs to source available semiconductor chips. To the extent this semiconductor chip shortage continues, and we are unable to mitigate the effects of this shortage, our ability to deliver sufficient quantities of our boats to fulfill our preorders and to support our growth through sales to new customers would be adversely affected. In addition, we may be required to incur additional costs and expenses in managing ongoing chip shortages, including additional research and development expenses, engineering design and development costs in the event that new suppliers must be onboarded on an expedited basis. Further, ongoing delays in production and shipment of boats due to a continuing shortage of semiconductor chips may harm our reputation and discourage additional preorders and boat sales, and otherwise materially and adversely affect our business and operations.

Our ability to meet our manufacturing workforce needs is crucial to our results of operations and future sales and profitability.

We rely on the existence of an available hourly workforce to manufacture our products. We also rely upon our engineers that are specialist in electric engineering. We cannot assure you that we will be able to attract and retain qualified employees to meet current or future needs at a reasonable cost, or at all. For instance, the demand for engineers has increased over the past several years and we will compete with many of the tech companies and automobile companies. In addition, the demand for skilled employees has increased recently with the low unemployment rates in Florida and North Carolina where we currently have manufacturing facilities and are building a manufacturing facility. Also, although none of our employees are currently covered by collective bargaining agreements, we cannot assure you that our employees will not elect to be represented by labor unions in the future. Additionally, competition for qualified employees could require us to pay higher wages to attract a sufficient number of employees. Significant increases in manufacturing workforce costs could materially adversely affect our business, financial condition or results of operations.

We have a large fixed cost base that will affect our profitability if our sales decrease.

The fixed cost levels of operating a powerboat manufacturer can put pressure on profit margins when sales and production decline. Our profitability will depend, in part, on our ability to spread fixed costs over a sufficiently large number of products sold and shipped, and if we make a decision to reduce our rate of production, gross or net margins could be negatively affected. Consequently, decreased demand or the need to reduce production can lower our ability to absorb fixed costs and materially impact our financial condition or results of operations.

Our outstanding common stock is substantially controlled by our management.

Twin Vee PowerCats, Co. currently owns 67% of our outstanding common stock. Joseph Visconti, who currently serves as our Executive Chairman and Chief of Product Development is also the Chairman of the Board and Chief Executive Officer of our parent company, Twin Vee PowerCats Co., and is also the Chairman of the Board and Chief Executive Officer of Twin Vee PowerCats Co. Mr. Visconti beneficially owns 24.38 % of the outstanding stock of f Twin Vee PowerCats Co. As a result, Mr. Visconti is deemed to beneficially own 17.73% of Forza X1. As a result of these holdings, Mr. Visconti does and will have significant influence over our management and affairs and over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Therefore, Twin Vee PowerCats Co. will have substantial influence over any election of our directors and our operations. It should also be noted that for the most part, authorization to modify our amended and restated certificate of incorporation, as amended, requires only majority stockholder consent and approval to modify our amended and restated bylaws requires authorization of only a majority of the board of directors. This concentration of ownership could also have the effect of delaying or preventing a change in our control. Accordingly, our Executive Chairman and Chief of Product Development could cause us to enter into transactions or agreements that we would not otherwise consider.

In addition, this concentration of ownership may delay or prevent a change in our control and might affect the market price of our common stock, even when a change in control may be in the best interest of all stockholders. Furthermore, the interests of this concentration of ownership may not always coincide with our interests or the interests of other stockholders.

Our management overlaps substantially with the management and beneficial owners of our principal stockholder, which may give rise to potential conflicts of interest.

Several of our executive officers and directors are also officers and/or directors of our principal stockholder, Twin Vee PowerCats Co., and certain of such executive officers and directors are, in turn, the principal stockholders of Twin Vee PowerCats Co. For example the Chairman of our Board of Directors is the Chairman of the Board of Director and Chief Executive Officer of Twin Vee PowerCats Co. and our interim Chief Financial Officer currently serves as the Chief Financial Officer of Twin Vee PowerCats Co. Accordingly, there may be inherent, albeit non-specific, potential conflicts involved in the participation by members of each company’s management, audit committee, compensation committee, nominating committee and other applicable board committees which will oversee questions of possible conflicts of interest and compensation, notwithstanding our effort to appoint independent directors that do not have these inherent conflicts. In addition, as a matter of practicality, efficiency and appropriate accounting, the costs of certain services (including salaries of executive officers) are allocated, which creates inter-company obligations.

Our annual and quarterly financial results are subject to significant fluctuations depending on various factors, many of which are beyond our control.

Our sales and operating results are expected to vary significantly from quarter to quarter and year to year depending on various factors, many of which are beyond our control. These factors include, but are not limited to:

●	Seasonal consumer demand for our products;

●	Discretionary spending habits;

●	Changes in pricing in, or the availability of supply in, the powerboat market;

●	Failure to maintain a premium brand image;

●	Disruption in the operation of our manufacturing facilities;

●	Variations in the timing and volume of our sales;

●	The timing of our expenditures in anticipation of future sales;

●	Sales promotions by us and our competitors;

●	Changes in competitive and economic conditions generally;

●	Consumer preferences and competition for consumers’ leisure time;

●	Impact of unfavorable weather conditions;

●	Changes in the cost or availability of our labor; and

●	Increased fuel prices.

Due to these and other factors, our results of operations may decline quickly and significantly in response to changes in order patterns or rapid decreases in demand for our products. We anticipate that fluctuations in operating results will continue in the future.

Unfavorable weather conditions may have a material adverse effect on our business, financial condition, and results of operations, especially during the peak boating season.

Adverse weather conditions in any year in any particular geographic region may adversely affect sales in that region, especially during the peak boating season. Sales of our products are expected to be generally stronger just before and during spring and summer, which represent the peak boating months, and favorable weather during these months generally has a positive effect on consumer demand. Conversely, unseasonably cool weather, excessive rainfall, reduced rainfall levels, or drought conditions during these periods may close area boating locations or render boating dangerous or inconvenient, thereby generally reducing consumer demand for our products. Our annual results would be materially and adversely affected if our net sales were to fall below expected seasonal levels during these periods. We may also experience more pronounced seasonal fluctuation in net sales in the future as we expand our businesses. There can be no assurance that weather conditions will not have a material effect on the sales of any of our products.

A natural disaster, the effects of climate change, or disruptions at our manufacturing facility could adversely affect our business, financial condition, and results of operations.

We currently rely on the continuous operation of Twin Vee’s manufacturing facility in Fort Pierce, Florida for the production of our prototypes and expect such reliance to continue until such time, if ever, that we build a new facility to manufacture our electric boats. Any natural disaster or other serious disruption to Twin Vee’s facility or any new facility due to fire, flood, earthquake, or any other unforeseen circumstance would adversely affect our business, financial condition, and results of operations. Changes in climate could adversely affect our operations by limiting or increasing the costs associated with equipment or fuel supplies. In addition, adverse weather conditions, such as increased frequency and/or severity of storms, or floods could impair our ability to operate by damaging the Twin Vee facilities and equipment or restricting product delivery to customers. The occurrence of any disruption at any such manufacturing facility, even for a short period of time, may have an adverse effect on our productivity and profitability, during and after the period of the disruption. These disruptions may also cause personal injury and loss of life, severe damage to or destruction of property and equipment, and environmental damage. Although we maintain property, casualty, and business interruption insurance of the types and in the amounts that we believe are customary for the industry, we are not fully insured against all potential natural disasters or other disruptions to our manufacturing facility.

If we fail to manage our manufacturing levels while still addressing the seasonal retail pattern for our products, our business and margins may suffer.

The seasonality of retail demand anticipated for our products, based upon sales of Twin Vee’s products, will require us to manage our manufacturing to address anticipated retail demand. We will need to manage seasonal changes in consumer demand and inventory. If there is weakness in retail demand, we could be required to reduce our production, resulting in lower rates of absorption of fixed costs in our manufacturing and, therefore, lower margins. As a result, we will need to balance the economies of level production with the seasonal retail sales pattern we experience. Failure to adjust manufacturing levels adequately may have a material adverse effect on our financial condition and results of operations.

We will rely on third-party suppliers to provide components and raw materials essential to the construction of our boats and anticipate such reliance to continue once we commercialize our products.

We expect to depend on third-party suppliers to provide components and raw materials essential to the construction of our boats. While we believe that we will leverage Twin Vee’s relationships with its current suppliers to provide the materials necessary to meet production demand, we cannot assure you that these relationships will continue or that the quantity or quality of materials available from these suppliers will be sufficient to meet our future needs, irrespective of whether we successfully implement our growth strategy. We expect that our need for raw materials and supplies will increase as we produce boats for sale. Our suppliers must be prepared to ramp up operations and, in many cases, hire additional workers and/or expand capacity in order to fulfill the orders that will be placed by us and other customers. Operational and financial difficulties that our suppliers may face in the future could adversely affect their ability to supply us with the parts and components we need, which could significantly disrupt our operations.

Termination or interruption of informal supply arrangements could have a material adverse effect on our business or results of operations.

Although Twin Vee has long term relationships with many of its suppliers that are also our suppliers, neither we nor Twin Vee have any formal agreements with any suppliers for the purchase of parts needed and our purchases currently are made on a purchase order basis. We have no binding commitment from our suppliers to supply any specified quantity of materials needed within any specified time period. In the event that our suppliers receive a large number of orders from other customers, there is a possibility that they will not be able to support our needs. If any of our current suppliers were to be unable to provide needed products to us, there can be no assurance that alternate supply arrangements will be made on satisfactory terms. If we need to enter into supply arrangements on unsatisfactory terms, or if there are any delays to our supply arrangements, it could adversely affect our business and operating results.

Product liability, warranty, personal injury, property damage and recall claims may materially affect our financial condition and damage our reputation.

We are engaged in a business that exposes us to claims for product liability and warranty claims in the event our products actually or allegedly fail to perform as expected or the use of our products results, or is alleged to result, in property damage, personal injury or death. Although we maintain product and general liability insurance of the types and in the amounts that we believe are customary for the industry, we are not fully insured against all such potential claims. Our products involve kinetic energy, produce physical motion and are to be used on the water, factors which increase the likelihood of injury or death. Our products will contain lithium-ion batteries, which have been known to catch fire or vent smoke and flame, and chemicals which are known to be, or could later be proved to be, toxic or carcinogenic. Any judgment or settlement for personal injury or wrongful death claims could be more than our assets and, even if not justified, could prove expensive to contest.

We may experience legal claims in excess of our insurance coverage or claims that are not covered by insurance, either of which could adversely affect our business, financial condition and results of operations. Adverse determination of material product liability and warranty claims made against us could have a material adverse effect on our financial condition and harm our reputation. In addition, if any of our products or components in our products are, or are alleged to be, defective, we may be required to participate in a recall of that product or component if the defect or alleged defect relates to safety. Any such recall and other claims could be costly to us and require substantial management attention.

Our boats will use of lithium-ion battery cells, which, if not appropriately managed and controlled, have been observed to catch fire or vent smoke and flame.

The battery packs within our boats are being designed to use of lithium-ion cells. If not properly managed or subject to environmental stresses, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. While the battery pack is designed to contain any single cell’s release of energy without spreading to neighboring cells, a field or testing failure of battery packs in our boats could occur, which could result in bodily injury or death and could subject us to lawsuits, field actions (including product recalls), or redesign efforts, all of which would be time consuming and expensive and could harm our brand image. Also, negative public perceptions regarding the suitability of lithium-ion cells for boating applications, the social and environmental impacts of mineral mining or procurement associated with the constituents of lithium-ion cells, or any future incident involving lithium-ion cells, such as a vehicle or other fire, could materially and adversely affect our reputation and business, prospects, financial condition, results of operations, and cash flows.

Significant product repair and/or replacement due to product warranty claims or product recalls could have a material adverse impact on our results of operations.

We expect to provide a hull warranty for structural damage of up to ten years. In addition, we expect to provide a three-year limited fiberglass small parts warranty on all on some small fiberglass parts and components such as consoles. Gelcoat is expected to be covered up to one year. Additionally, fiberglass lids, plastic lids, electrical panels, bilge pumps, aerator pumps or other electrical devices (excluding stereos, depth finders, radar, chart plotters except for installation if installed by us), steering systems, electrical panels, and pumps are covered under a one-year basic limited systems warranty. Some materials, components or parts of the boat that will not be covered by our limited product warranties will be separately warranted by their manufacturers or suppliers. These other warranties are expected to include warranties covering components purchased from suppliers. We also expect to offer to provide repairs for no additional cost as part of our new direct to consumer system.

Our standard warranties will require us to repair or replace defective products during such warranty periods at no cost to the consumer. Although we will employ quality control procedures, sometimes a product is distributed that needs repair or replacement. The repair and replacement costs we could incur in connection with a recall could adversely affect our business. In addition, product recalls could harm our reputation and cause us to lose customers, particularly if recalls cause consumers to question the safety or reliability of our products.

The nature of our business exposes us to workers’ compensation claims and other workplace liabilities.

Certain materials we use require our employees to handle potentially hazardous or toxic substances. While our employees who handle these and other potentially hazardous or toxic materials receive specialized training and wear protective clothing, there is still a risk that they, or others, may be exposed to these substances. Exposure to these substances could result in significant injury to our employees and damage to our property or the property of others, including natural resource damage. Our personnel are also at risk for other workplace-related injuries, including slips and falls. We may in the future be subject to fines, penalties, and other liabilities in connection with any such injury or damage. Although we currently maintain what we believe to be suitable and adequate insurance in excess of our self-insured amounts, we may be unable to maintain such insurance on acceptable terms or such insurance may not provide adequate protection against potential liabilities.

If we are unable to comply with environmental and other regulatory requirements, our business may be exposed to material liability and/or fines.

Our operations are subject to extensive and frequently changing federal, state, local, and foreign laws and regulations, including those concerning product safety, environmental protection, and occupational health and safety. Some of these laws and regulations require us to obtain permits and limit our ability to discharge hazardous materials into the environment. If we fail to comply with these requirements, we may be subject to civil or criminal enforcement actions that could result in the assessment of fines and penalties, obligations to conduct remedial or corrective actions, or, in extreme circumstances, revocation of our permits or injunctions preventing some or all of our operations. In addition, the components of our boats must meet certain regulatory standards, including stringent air emission standards for boat engines. Failure to meet these standards could result in an inability to sell our boats in key markets, which would adversely affect our business. Moreover, compliance with these regulatory requirements could increase the cost of our products, which in turn, may reduce consumer demand.

While we believe that we are in material compliance with applicable federal, state, local, and foreign regulatory requirements, and hold all licenses and permits required thereunder, we cannot assure you that we will, at all times, be able to continue to comply with applicable regulatory requirements. Compliance with increasingly stringent regulatory and permit requirements may, in the future, cause us to incur substantial capital costs and increase our cost of operations, or may limit our operations, all of which could have a material adverse effect on our business or financial condition.

As with most boat construction businesses, our manufacturing processes involve the use, handling, storage, and contracting for recycling or disposal of hazardous substances and wastes. The failure to manage or dispose of such hazardous substances and wastes properly could expose us to material liability or fines, including liability for personal injury or property damage due to exposure to hazardous substances, damages to natural resources, or for the investigation and remediation of environmental conditions. Under environmental laws, we may be liable for remediation of contamination at sites where our hazardous wastes have been disposed or at our current facility, regardless of whether our facility is owned or leased or whether the environmental conditions were created by us, a prior owner or tenant, or a third-party. While we do not believe that we are presently subject to any such liabilities, we cannot assure you that environmental conditions relating to our prior, existing, or future sites or operations or those of predecessor companies will not have a material adverse effect on our business or financial condition.

We will be dependent upon OneWater for direct distribution of our boats.

On August 17, 2022, we entered into a five-year agreement with OneWater to establish our customer experience and service centers in OneWater’s current and future locations and other strategic locations across the United States pursuant to which OneWater will be the sole physical dealer distributing our products (subject to exceptions for certain locations where OneWater dealerships are not available and, thus, are outside of our exclusive agreement with OneWater) through their OneWater’s  retail locations, customers may use them as potential delivery points. Customers can also choose to purchase direct from Forza, on our mobile app.  During the terms of the agreement, we will be dependent for sales of our boats on the efforts of OneWater, over which we have no control. OneWater will also distribute other boats and not just our boats and therefore we will be competing for One Water customers. In addition, any negative publicity regarding OneWater could have a negative effect upon our sales.

The electronic vehicle (EV) industry and its technology are rapidly evolving and may be subject to unforeseen changes which could adversely affect the demand for our boats or increase our operating costs.

We may be unable to keep up with changes in EV technology or alternatives to electricity as a fuel source and, as a result, our competitiveness may suffer. Developments in alternative technologies, such as advanced diesel, hydrogen, ethanol, fuel cells, or compressed natural gas, or improvements in the fuel economy of the internal combustion engine or the cost of gasoline, may materially and adversely affect our business and prospects in ways we do not currently anticipate. Existing and other battery cell technologies, fuels or sources of energy may emerge as customers’ preferred alternative to our boats. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new and enhanced alternative fuel and EVs, which could result in the loss of competitiveness of our boats, decreased revenue and a loss of market share to competitors. Our research and development efforts may not be sufficient to adapt to changes in alternative fuel and electric vehicle technology. As technologies change, we plan to upgrade or adapt our boats with the latest technology. However, our boats may not compete effectively with alternative systems if we are not able to source and integrate the latest technology into our boats. Additionally, the introduction and integration of new technologies into our boats may increase our costs and capital expenditures required for the production and manufacture of our boats and, if we are unable to cost efficiently implement such technologies or adjust our manufacturing operations, our business, prospects, financial condition, results of operations, and cash flows would be materially and adversely affected.

Our sales and profitability depend, in part, on the successful introduction of new products.

Market acceptance of our products will depend on our technological innovation and our ability to implement technology in our boats. Our sales and profitability may be adversely affected by difficulties or delays in product development, such as an inability to develop viable or innovative new products or to add new features. Our failure to introduce new technologies and product offerings that consumers desire could adversely affect our business, financial condition, and results of operations. If we fail to introduce new features or those we introduce fail to gain market acceptance, our bottom line may suffer.

If we experience delays in the development of our fully electric sport boat, fail to bring boats to market as and when planned or if it fails to gain market acceptance, our bottom line will suffer.

In addition, some of our direct competitors and indirect competitors may have significantly more resources to develop and patent new technologies. It is possible that our competitors will develop and patent equivalent or superior technologies and other products that compete with ours. They may assert these patents against us and we may be required to license these patents on unfavorable terms or cease using the technology covered by these patents, either of which would harm our competitive position and may materially adversely affect our business.

We also cannot be certain that our products or features have not infringed or will not infringe the proprietary rights of others. Any such infringement could cause third parties, including our competitors, to bring claims against us, resulting in significant costs and potential damages.

Our success depends upon the continued strength of our brand, the value of our brand, and sales of our products could be diminished if we, the consumers who use our products, or the sports and activities in which our products are used are associated with negative publicity.

We believe that our brand will be a significant contributor to the success of our business and that maintaining and enhancing our brand is important to expanding our consumer and dealer base. Failure to continue to protect our brand may adversely affect our business, financial condition, and results of operations. We expect that our ability to develop, maintain and strengthen the Forza X1 brand will also depend heavily on the success of our marketing efforts. To further promote our brand, we may be required to change our marketing practices, which could result in substantially increased advertising expenses, including the need to use traditional media such as television, radio and print. Many of our current and potential competitors have greater name recognition, broader customer relationships and substantially greater marketing resources than we do. If we do not develop and maintain strong brands, our business, prospects, financial condition and operating results will be materially and adversely impacted.

Negative publicity, including that resulting from severe injuries or death occurring in the sports and activities in which our products are used, could negatively affect our reputation and result in restrictions, recalls, or bans on the use of our products. If the popularity of the sports and activities for which we design, manufacture, and sell products were to decrease as a result of these risks or any negative publicity, sales of our products could decrease, which could have an adverse effect on our net sales, profitability, and operating results. In addition, if we become exposed to additional claims and litigation relating to the use of our products, our reputation may be adversely affected by such claims, whether or not successful, including by generating potential negative publicity about our products, which could adversely impact our business and financial condition.

Our passion and focus on delivering a high-quality and engaging Forza X1 experience may not maximize short-term financial results, which may yield results that conflict with the market’s expectations and could result in our stock price being negatively affected.

We are passionate about enhancing the Forza X1 experience with a focus on driving long-term customer engagement through innovative, technologically advanced boats, which may not necessarily maximize short-term financial results. We frequently make business decisions that may reduce our short-term financial results if we believe that the decisions are consistent with our goals to improve the Forza X1 experience, which we believe will improve our financial results over the long-term. In the near-term, we will focus significant resources on research and development and sales and marketing to deliver the Forza experience to our customers, which could impact our short-term financial results. These decisions may not be consistent with the short-term expectations of our stockholders and may not produce the long-term benefits that we expect, in which case our customer growth, and our business, prospects, financial condition, results of operations, and cash flows could be harmed.

Extended periods of low gasoline or other petroleum-based fuel prices could adversely affect demand for our boats, which would adversely affect our business, prospects, results of operations and financial condition.

A portion of the current and expected demand for electric vehicles results from concerns about volatility in the cost of gasoline and other petroleum-based fuel, the dependency of the United States on oil from unstable or hostile countries, government regulations and economic incentives promoting fuel efficiency and alternative forms of energy, as well as concerns about climate change resulting in part from the burning of fossil fuels. If the cost of gasoline and other petroleum-based fuel decreases significantly, the outlook for the long-term supply of oil to the United States improves, the government eliminates or modifies its regulations or economic incentives related to fuel efficiency and alternative forms of energy or there is a change in the perception that the burning of fossil fuels negatively impacts the environment, the demand for electric vehicles, including our boats, could be reduced, and our business and revenue may be harmed.

Gasoline and other petroleum-based fuel prices have historically been extremely volatile, particularly during the ongoing COVID-19 pandemic, and it is difficult to ascertain whether such volatility will continue to persist. Lower gasoline or other petroleum-based fuel prices over extended periods of time may lower the perception in government and the private sector that cheaper, more readily available energy alternatives should be developed and produced. If gasoline or other petroleum-based fuel prices remain at deflated levels for extended periods of time, the demand for electric vehicles, including our boats, may decrease, which would have an adverse effect on our business, prospects, financial condition and results of operations.

We will rely on complex machinery for our operations, and production involves a significant degree of risk and uncertainty in terms of operational performance, safety, security, and costs.

We expect to rely heavily on complex machinery for our operations and our production will involve a significant degree of uncertainty and risk in terms of operational performance, safety, security, and costs. Twin Vee’s manufacturing plant consists of large-scale machinery combining many components. The manufacturing plant components are likely to suffer unexpected malfunctions from time to time and will depend on repairs and spare parts to resume operations, which may not be available when needed. Unexpected malfunctions of the manufacturing plant components may significantly affect operational efficiency. Operational performance and costs can be difficult to predict and are often influenced by factors outside of our control, such as, but not limited to, scarcity of natural resources, environmental hazards and remediation, costs associated with decommissioning of machines, labor disputes and strikes, difficulty or delays in obtaining governmental permits, damages or defects in electronic systems, industrial accidents, pandemics, fire, seismic activity, and natural disasters. Should operational risks materialize, it may result in the personal injury to or death of workers, the loss of production equipment, damage to manufacturing facilities, products, supplies, tools and materials, monetary losses, delays and unanticipated fluctuations in production, environmental damage, administrative fines, increased insurance costs, and potential legal liabilities, all which could have a material adverse effect on our business, prospects, financial condition, results of operations, and cash flows. Although we generally carry insurance to cover such operational risks, we cannot be certain that our insurance coverage will be sufficient to cover potential costs and liabilities arising therefrom. A loss that is uninsured or exceeds policy limits may require us to pay substantial amounts, which could adversely affect our business, prospects, financial condition, results of operations, and cash flows.

If our boats fail to perform as expected, our ability to develop, market and sell or lease our products could be harmed.

Once commercialization commences, our boats may contain defects in design and manufacture that may cause them not to perform as expected or that may require repairs, recalls, and design changes, any of which would require significant financial and other resources to successfully navigate and resolve. Our boats will use a substantial amount of software code to operate, and software products are inherently complex and may contain defects and errors when first introduced. If our boats contain defects in design and manufacture that cause them not to perform as expected or that require repair, or certain features of our boats take longer than expected to become available, are legally restricted or become subject to additional regulation, our ability to develop, market and sell our products and services could be harmed. Although we will attempt to remedy any issues we observe in our products as effectively and rapidly as possible, such efforts could significantly distract management’s attention from other important business objectives, may not be timely, may hamper production or may not be to the satisfaction of our customers. Further, our limited operating history and limited field data reduce our ability to evaluate and predict the long-term quality, reliability, durability and performance characteristics of our battery packs, powertrains and boats. There can be no assurance that we will be able to detect and fix any defects in our products prior to their sale or lease to customers.

Any defects, delays or legal restrictions on boat features, or other failure of our boats to perform as expected, could harm our reputation and result in delivery delays, product recalls, product liability claims, breach of warranty claims and significant warranty and other expenses, and could have a material adverse impact on our business, results of operations, prospects and financial condition. As a new entrant to the industry attempting to build customer relationships and earn trust, these effects could be significantly detrimental to us. Additionally, problems and defects experienced by other electric consumer vehicles could by association have a negative impact on perception and customer demand for our boats.

In addition, even if our boats function as designed, we expect that the battery efficiency, and hence the range, of our electric boats, like other electric vehicles that use current battery technology, will decline over time. Other factors, such as usage, time and stress patterns, may also impact the battery’s ability to hold a charge, or could require us to limit boat battery charging capacity, including via over-the-air or other software updates, for safety reasons or to protect battery capacity, which could further decrease our boats’ range between charges. Such decreases in or limitations of battery capacity and therefore range, whether imposed by deterioration, software limitations or otherwise, could also lead to consumer complaints or warranty claims, including claims that prior knowledge of such decreases or limitations would have affected consumers’ purchasing decisions. Further, there can be no assurance that we will be able to improve the performance of our battery packs, or increase our boats range, in the future. Any such battery deterioration or capacity limitations and related decreases in range may negatively influence potential customers’ willingness to purchase our boats and negatively impact our brand and reputation, which could adversely affect our business, prospects, results of operations and financial condition.

Our boats will rely on software and hardware that is highly technical, and if these systems contain errors, bugs, vulnerabilities, or design defects, or if we are unsuccessful in addressing or mitigating technical limitations in our systems, our business could be adversely affected.

Our boats are expected to rely on software and hardware that is highly technical and complex and may require modification and updates over the life of the boats. In addition, our boats will depend on the ability of such software and hardware to store, retrieve, process and manage large amounts of data. Our software and hardware may contain errors, bugs, vulnerabilities or design defects, and our systems are subject to certain technical limitations that may compromise our ability to meet our objectives. Some errors, bugs, vulnerabilities, or design defects inherently may be difficult to detect and may only be discovered after the code has been released for external or internal use. Although we will attempt to remedy any issues we observe in our boats effectively and rapidly, such efforts may not be timely, may hamper production or may not be to the satisfaction of our customers.

Additionally, if we deploy updates to the software (whether to address issues, deliver new features or make desired modifications) and our over-the-air update procedures fail to properly update the software or otherwise have unintended consequences to the software, the software within our customers’ boats will be subject to vulnerabilities or unintended consequences resulting from such failure of the over-the-air update until properly addressed.

If we are unable to prevent or effectively remedy errors, bugs, vulnerabilities or defects in our software and hardware, or fail to deploy updates to our software properly, we would suffer damage to our reputation, loss of customers, loss of revenue or liability for damages, any of which could adversely affect our business, prospects, financial condition, results of operations, and cash flows.

We have no experience servicing our boats. If we are unable to adequately service our boats, our business, prospects, financial condition and results of operations may be materially and adversely affected.

Because we have not begun commercial production of our products, we have no experience servicing or repairing our electric boats or motors. Servicing electric vehicles is different than servicing vehicles with internal combustion engines and requires specialized skills, including high voltage training and servicing techniques. In addition, we plan to partner with certain third parties, such as we have with OneWater, to perform some of the service on our vehicles, and there can be no assurance that we will be able to enter into acceptable arrangements with any such third-party providers. Further, although such servicing partners may have experience in servicing other electric vehicles, they will initially have no experience in servicing our boats. There can be no assurance that our service arrangements will adequately address the service requirements of our customers to their satisfaction, or that we and our servicing partners will have sufficient resources, experience or inventory to meet these service requirements in a timely manner as the volume of boats we deliver increases. This risk is enhanced by our limited operating history and our limited data regarding our boats’ real-world reliability and service requirements. In addition, if we are unable to roll out and establish a widespread service network that provides satisfactory customer service, our customer loyalty, brand and reputation could be adversely affected, which in turn could materially and adversely affect our sales, results of operations, prospects and financial condition.

Our customers will also depend on our customer support team to resolve technical and operational issues relating to the integrated software underlying our boats, a large portion of which we have developed in-house. As we grow, additional pressure may be placed on our customer support team or partners, and we may be unable to respond quickly enough to accommodate short-term increases in customer demand for technical support. We also may be unable to modify the future scope and delivery of our technical support to compete with changes in the technical support provided by our competitors. Increased customer demand for support, without corresponding revenue, could increase costs and negatively affect our results of operations. If we are unable to successfully address the service requirements of our customers, or if we establish a market perception that we do not maintain high-quality support, our brand and reputation could be adversely affected, and we may be subject to claims from our customers, which could result in loss of revenue or damages, and our business, results of operations, prospects and financial condition could be materially and adversely affected.

We may not be able to execute our manufacturing strategy successfully, which could cause the profitability of our products to suffer.

Our manufacturing strategy is designed to improve product quality and increase productivity, while reducing costs and increasing flexibility to respond to ongoing changes in the marketplace. To implement this strategy, we must be successful in our continuous improvement efforts, which depend on the involvement of management, production employees, and suppliers. Any inability to achieve these objectives could adversely impact the profitability of our products and our ability to deliver desirable products to our consumers.

We may need to raise additional capital that may be required to grow our business, and we may not be able to raise capital on terms acceptable to us or at all.

Operating our business and maintaining our growth efforts will require significant cash outlays and advance capital expenditures and commitments. Our current plans also involve constructing a 100,000 square foot state-of-the-art manufacturing facility dedicated to developing and manufacturing our FX series electric boats, the cost of which is uncertain. Although the proceeds of our IPO should be sufficient to fund our operations, if cash on hand and cash generated from operations and from the IPO are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through debt or equity financings, to fund our growth. We cannot assure you that we will be able to raise needed cash on terms acceptable to us or at all. Financings may be on terms that are dilutive or potentially dilutive to our stockholders, and the prices at which new investors would be willing to purchase our securities may be lower than the price per share of our common stock paid by shareholders. The holders of new securities may also have rights, preferences or privileges which are senior to those of existing holders of common stock. If new sources of financing are required, but are insufficient or unavailable, we will be required to modify our growth and operating plans based on available funding, if any, which would harm our ability to grow our business.

If we fail to manage future growth effectively, we may not be able to market or sell our products successfully.

Any failure to manage our growth effectively could materially and adversely affect our business, prospects, operating results and financial condition. We plan to expand our operations in the near future. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Risks that we face in undertaking this expansion include:

●	expanding our management team;

●	hiring and training new personnel;

●	forecasting production and revenue;

●	expanding our marketing efforts;

●	controlling expenses and investments in anticipation of expanded operations;

●	establishing or expanding design, manufacturing, sales and service facilities;

●	implementing and enhancing administrative infrastructure, systems and processes; and

●	expanding into new markets and establishing sales, service and manufacturing operations in such markets.

We intend to continue to hire a number of additional personnel, including design and manufacturing personnel and service technicians for our electric boats and powertrains. Competition for individuals with experience designing, manufacturing and servicing electric boats is intense, and we may not be able to attract, assimilate, train or retain additional highly qualified personnel in the future. The failure to attract, integrate, train, motivate and retain these additional employees could seriously harm our business and prospects.

We depend upon our executive officers, and we may not be able to retain them and their knowledge of our business and technical expertise would be difficult to replace.

Our future success will depend in significant part upon the continued service of our executive officers. We cannot assure you that we will be able to continue to attract or retain such persons. We do not have an insurance policy on the life of our Executive Chairman or our President and Chief Executive Officer, and we do not have “key person” life insurance policies for any of our other officers or advisors. The loss of the technical knowledge and management and industry expertise of any of our key personnel could result in delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect our operating results.

We may attempt to grow our business through acquisitions or strategic alliances and new partnerships, which we may not be successful in completing or integrating.

We may in the future enter into acquisitions and strategic alliances that will enable us to acquire complementary skills and capabilities, offer new products, expand our consumer base, enter new product categories or geographic markets, and obtain other competitive advantages. We cannot assure you, however, that we will identify acquisition candidates or strategic partners that are suitable to our business, obtain financing on satisfactory terms, complete acquisitions or strategic alliances, or successfully integrate acquired operations into our existing operations. Once integrated, acquired operations may not achieve anticipated levels of sales or profitability, or otherwise perform as expected. Acquisitions also involve special risks, including risks associated with unanticipated challenges, liabilities and contingencies, and diversion of management attention and resources from our existing operations. Similarly, our partnership with leading franchises from other industries to market our products or with third-party technology providers to introduce new technology to the market may not achieve anticipated levels of consumer enthusiasm and acceptance, or achieve anticipated levels of sales or profitability, or otherwise perform as expected.

We rely on network and information systems and other technologies for our business activities and certain events, such as computer hackings, viruses or other destructive or disruptive software or activities may disrupt our operations, which could have a material adverse effect on our business, financial condition and results of operations.

Network and information systems and other technologies are important to our business activities and operations. Network and information systems-related events, such as computer hackings, cyber threats, security breaches, viruses, or other destructive or disruptive software, process breakdowns or malicious or other activities could result in a disruption of our services and operations or improper disclosure of personal data or confidential information, which could damage our reputation and require us to expend resources to remedy any such breaches. Moreover, the amount and scope of insurance we maintain against losses resulting from any such events or security breaches may not be sufficient to cover our losses or otherwise adequately compensate us for any disruptions to our businesses that may result, and the occurrence of any such events or security breaches could have a material adverse effect on our business and results of operations. The risk of these systems-related events and security breaches occurring has intensified, in part because we maintain certain information necessary to conduct our businesses in digital form stored on cloud servers. While we intend to develop and maintain systems seeking to prevent systems-related events and security breaches from occurring, the development and maintenance of these systems is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Despite these efforts, there can be no assurance that disruptions and security breaches will not occur in the future. Moreover, we may provide certain confidential, proprietary and personal information to third parties in connection with our businesses, and while we obtain assurances that these third parties will protect this information, there is a risk that this information may be compromised.

Likewise, data privacy breaches by employees or others with permitted access to our systems may pose a risk that sensitive data may be exposed to unauthorized persons or to the public. While we have invested in protection of data and information technology, there can be no assurance that our efforts will prevent breakdowns or breaches in our systems that could adversely affect our business. The occurrence of any of such network or information systems-related events or security breaches could have a material adverse effect on our business, financial condition and results of operations.

Uninsured losses could result in payment of substantial damages, which would decrease our cash reserves and could harm our cash flow and financial condition.

In the ordinary course of business, we may be subject to losses resulting from product liability, accidents, acts of God and other claims against us, for which we may have no insurance coverage. While we currently carry commercial general liability, commercial boat liability, excess liability, product liability, cybersecurity, crime, special crime, drone, cargo stock throughput, builder’s risk, owner controlled insurance program, property, owners protective, workers’ compensation, employment practices, employed lawyers, production, fiduciary liability and directors’ and officers’ insurance policies, we may not maintain as much insurance coverage as other original equipment manufacturers do, and in some cases, we may not maintain any at all. Additionally, the policies that we have may include significant deductibles, and we cannot be certain that our insurance coverage will be sufficient to cover all or any future claims against us. A loss that is uninsured or exceeds policy limits may require us to pay substantial amounts, which could adversely affect our financial condition and results of operations. Further, insurance coverage may not continue to be available to us or, if available, may be at a significantly higher cost, especially if insurance providers perceive any increase in our risk profile in the future.

Intellectual Property Risks

Our patent applications may not issue as patents, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours.

We cannot be certain that we are the first inventor of the subject matter to which we have filed a particular patent application, or that we are the first party to file such a patent application. If another party has filed a patent application for the same subject matter as we have, we may not be entitled to the protection sought by the patent application. Further, the scope of protection of issued patent claims is often difficult to determine. As a result, we cannot be certain that the patent applications that we file will issue, or that our issued patents will afford protection against competitors with similar technology. In addition, our competitors may design around our issued patents, which may adversely affect our business, prospects, financial condition, results of operations, and cash flows.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position. We rely on a combination of patent, trade secret (including those in our know-how), and other intellectual property laws, as well as employee and third-party nondisclosure agreements, intellectual property licenses, and other contractual rights to establish and protect our rights in our technology and intellectual property. Our patent or trademark applications may not be granted, any patents or trademark registrations that may be issued to us may not sufficiently protect our intellectual property and any of our issued patents, trademark registrations or other intellectual property rights may be challenged by third parties. Any of these scenarios may result in limitations in the scope of our intellectual property or restrictions on our use of our intellectual property or may adversely affect the conduct of our business. Despite our efforts to protect our intellectual property rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and the steps we have taken or will take to prevent misappropriation may not be successful. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

Patent, trademark, and trade secret laws vary significantly throughout the world. A number of foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States. Therefore, our intellectual property rights may not be as strong or as easily enforced outside of the United States. Failure to adequately protect our intellectual property rights could result in our competitors offering similar products, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue which would adversely affect our business, prospects, financial condition, results of operations, and cash flows.

If our patents expire or are not maintained, our patent applications are not granted or our patent rights are contested, circumvented, invalidated or limited in scope, we may not be able to prevent others from selling, developing or exploiting competing technologies or products, which could have a material adverse effect on our business, prospects, financial condition, results of operations, and cash flows.

We cannot assure you that our pending applications will issue as patents. Even if our patent applications issue into patents, these patents may be contested, circumvented or invalidated in the future. In addition, the rights granted under any issued patents may not provide us with adequate protection or competitive advantages. The claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. The intellectual property rights of others could also bar us from licensing and exploiting any patents that issue from our pending applications. Numerous patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. Many of these existing patents and patent applications might have priority over our patent applications and could subject our patents to invalidation or our patent applications to rejection. Finally, in addition to patents and patent applications that were filed before our patents and patent applications, any of our existing or future patents may also be challenged by others on the basis that they are invalid or unenforceable.

We may in the future become, subject to claims that we or our employees have wrongfully used or disclosed alleged trade secrets of our employees’ former employers.

Many of our employees were previously employed by other companies with similar or related technology, products or services. We are, and may in the future become, subject to claims that we or these employees have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of former employers. Litigation may be necessary to defend against these claims. If we fail in defending such claims, we may be forced to pay monetary damages or be enjoined from using certain technology, products, services or knowledge. Even if we are successful in defending against these claims, litigation could result in substantial costs and demand on management resources.

Our use of open source software in our applications could subject our proprietary software to general release, adversely affect our ability to sell our services and subject us to possible litigation, claims or proceedings.

We plan to use open source software in connection with the development and deployment of our products and services. Companies that use open source software in connection with their products have, from time to time, faced claims challenging the use of open source software and/or compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or claiming noncompliance with open source licensing terms. Some open source software licenses may require users who distribute proprietary software containing or linked to open source software to publicly disclose all or part of the source code to such proprietary software and/or make available any derivative works of the open source code under the same open source license, which could include proprietary source code. In such cases, the open source software license may also restrict us from charging fees to licensees for their use of our software. While we will monitor the use of open source software and try to ensure that open source software is not used in a manner that would subject our proprietary source code to these requirements and restrictions, such use could inadvertently occur, in part because open source license terms are often ambiguous and have generally not been interpreted by U.S. or foreign courts.

Further, in addition to risks related to license requirements, use of certain open source software carries greater technical and legal risks than does the use of third-party commercial software. For example, open source software is generally provided as-is without any support or warranties or other contractual protections regarding infringement or the quality of the code, including the existence of security vulnerabilities. To the extent that our platform depends upon the successful operation of open source software, any undetected errors or defects in open source software that we use could prevent the deployment or impair the functionality of our systems and injure our reputation. In addition, the public availability of such software may make it easier for attackers to target and compromise our platform through cyber-attacks. Any of the foregoing risks could materially and adversely affect our business, prospects, financial condition, results of operations, and cash flows.

A significant portion of our intellectual property is not protected through patents or formal copyright registration. As a result, we do not have the full benefit of patent or copyright laws to prevent others from replicating our products, product candidates and brands.

We have not protected certain of our intellectual property rights through patents or formal copyright registration, and we do not currently have any issued patents and only have three design and four utility patent applications that we filed for, among other things, our propulsion system being developed and boat design. There can be no assurance that any patent will issue or if issued that the patent will protect our intellectual property. As a result, we may not be able to protect our intellectual property and trade secrets or prevent others from independently developing substantially equivalent proprietary information and techniques or from otherwise gaining access to our intellectual property or trade secrets. In such an instance, our competitors could produce products that are nearly identical to ours resulting in us selling less products or generating less revenue from our sales.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

We rely on trade secrets, know-how and technology, which are not protected by patents, to protect the intellectual property behind our electric powertrain and for the construction of our boats. We have recently begun to use confidentiality agreements with our collaborators, employees, consultants, outside collaborators and other advisors to protect our proprietary technology and processes. We intend to use such agreements in the future, but these agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such party. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

We may need to defend ourselves against patent, copyright or trademark infringement claims, which may be time-consuming and would cause us to incur substantial costs.

The status of the protection of our intellectual property is unsettled as we do not have any issued patents, registered trademarks or registered copyrights and other than three design, five utility and two full non-provisional patent applications, we have not applied for the same. Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our powerboats and electric powertrains or use third-party components, which could make it more difficult for us to operate our business. In the future, we may receive communications from third parties that allege our products or components thereof are covered by their patents or trademarks or other intellectual property rights, we have not received any communication of this kind to date. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights. If we are determined to have infringed upon a third-party’s intellectual property rights, we may be required to do one or more of the following:

●	cease making, using, selling or offering to sell processes, goods or services that incorporate or use the third-party intellectual property;

●	pay substantial damages;

●	seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all;

●	redesign our boats or other goods or services to avoid infringing the third-party intellectual property;

●	establish and maintain alternative branding for our products and services; or

●	find-third providers of any part or service that is the subject of the intellectual property claim.

In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology or other intellectual property right, our business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.

Risks Related to Our Industry

Demand in the powerboat industry is highly volatile.

Volatility of demand in the powerboat industry, especially for recreational powerboats and electric powerboats, may materially and adversely affect our business, prospects, operating results and financial condition. The markets in which we will be competing have been subject to considerable volatility in demand in recent periods. Demand for recreational powerboats depends to a large extent on general, economic and social conditions in a given market. Historically, sales of recreational powerboats decrease during economic downturns. We have fewer financial resources than more established powerboat manufacturers to withstand adverse changes in the market and disruptions in demand.

Our industry is characterized by intense competition, which affects our sales and profits.

The performance sport boat category and the powerboat industry as a whole are highly competitive for consumers and dealers. We also compete against consumer demand for used boats. Competition affects our ability to succeed in both the markets we currently plan to serve and new markets that we may enter in the future. Competition is based primarily on brand name, price, product selection, and product performance. We will compete with several large manufacturers that may have greater financial, marketing, and other resources than we do and who are represented by dealers in the markets in which we now operate and into which we plan to expand. We also will compete with a variety of small, independent manufacturers. In addition, when marketing our boats through OneWater, we will compete with other boats marketing by OneWater. We cannot assure you that we will not face greater competition from existing large or small manufacturers or that we will be able to compete successfully with new competitors. Our failure to compete effectively with our current and future competitors would adversely affect our business, financial condition, and results of operations.

General economic conditions, particularly in the U.S., affect our industry, demand for our products and our business, and results of operations.

Demand for premium boat brands has been significantly influenced by weak economic conditions, low consumer confidence, high unemployment, and increased market volatility worldwide, especially in the U.S. In times of economic uncertainty and contraction, consumers tend to have less discretionary income and tend to defer or avoid expenditures for discretionary items, such as our products. Sales of our products are highly sensitive to personal discretionary spending levels. Our business is cyclical in nature and its success is impacted by economic conditions, the overall level of consumer confidence and discretionary income levels. Any substantial deterioration in general economic conditions that diminishes consumer confidence or discretionary income may reduce our sales and materially adversely affect our business, financial condition and results of operations. We cannot predict the duration or strength of an economic recovery, either in the U.S. or in the specific markets where we sell our products. Corporate restructurings, layoffs, declines in the value of investments and residential real estate, higher gas prices, higher interest rates, and increases in federal and state taxation may each materially adversely affect our business, financial condition, and results of operations.

Consumers often finance purchases of our products. Although consumer credit markets have improved, consumer credit market conditions continue to influence demand, especially for boats, and may continue to do so. There continue to be fewer lenders, tighter underwriting and loan approval criteria, and greater down payment requirements than in the past. If credit conditions worsen, and adversely affect the ability of consumers to finance potential purchases at acceptable terms and interest rates, it could result in a decrease in the sales of our products.

The uncertain financial markets, disruptions in supply chains, mobility restraints, and changing priorities as well as volatile asset values could impact our business in the future. The COVID-19 outbreak and government measures taken in response to the pandemic have also had a significant impact, both direct and indirect, on businesses and commerce, as worker shortages have occurred; supply chains have been disrupted; facilities and production have been suspended; and demand for certain goods and services, such as medical services and supplies, have spiked, while demand for other goods and services, such as travel, have fallen. The future progression of the pandemic and its effects on our business and operations are uncertain. In addition, the outbreak of a pandemic could disrupt our operations due to absenteeism by infected or ill members of management or other employees, or absenteeism by members of management and other employees who elect not to come to work due to the illness affecting others in our office or laboratory facilities, or due to quarantines. Pandemics could also impact members of our Board of Directors resulting in absenteeism from meetings of the directors or committees of directors and making it more difficult to convene the quorums of the full Board of Directors or its committees needed to conduct meetings for the management of our affairs.

Further, due to increasing inflation, operating costs for many businesses including ours have increased and, in the future, could impact demand or pricing manufacturing of our drug candidates or services providers, foreign exchange rates or employee wages. Inflation rates, particularly in the United States, have increased recently to levels not seen in years, and increased inflation may result in increases in our operating costs (including our labor costs), reduced liquidity and limits on our ability to access credit or otherwise raise capital. In addition, the Federal Reserve has raised, and may again raise, interest rates in response to concerns about inflation, which coupled with reduced government spending and volatility in financial markets may have the effect of further increasing economic uncertainty and heightening these risks.

Actual events involving reduced or limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions or other companies in the financial services industry or the financial services industry generally or concerns or rumors about any events of these kinds, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank, was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation as receiver. Although we did not have any cash or cash equivalent balances on deposit with Silicon Valley Bank, uncertainty and liquidity concerns in the broader financial services industry remain and the failure of Silicon Valley Bank and its potential near- and long-term effects on the biotechnology industry and its participants such as our vendors, suppliers, and investors, may also adversely affect our operations and stock price.

We are actively monitoring the effects these disruptions and increasing inflation could have on our operations.

conditions make it extremely difficult for us to accurately forecast and plan future business activities.

Global economic conditions could materially adversely impact demand for our products and services.

Our operations and performance depend significantly on economic conditions. Global financial conditions continue to be subject to volatility arising from international geopolitical developments and global economic phenomenon, as well as general financial market turbulence, including a significant recent market reaction to the novel coronavirus (COVID-19), resulting in a significant reduction in many major market indices. Uncertainty about global economic conditions could result in material adverse effects on our business, results of operations or financial condition. Access to public financing and credit can be negatively affected by the effect of these events on U.S. and global credit markets. The health of the global financing and credit markets may affect our ability to obtain equity or debt financing in the future and the terms at which financing, or credit is available to us. These instances of volatility and market turmoil could adversely affect our operations and the trading price of our common shares resulting in.

●	customers postponing purchases of our products and services in response to tighter credit, unemployment, negative financial news and/or declines in income or asset values and other macroeconomic factors, which could have a material negative effect on demand for our products and services; and

●	third-party suppliers being unable to produce parts and components for our products in the same quantity or on the same timeline or being unable to deliver such parts and components as quickly as before or subject to price fluctuations, which could have a material adverse effect on our production or the cost of such production.

Our sales may be adversely impacted by increased consumer preference for other leisure activities or used boats or the supply of new boats by competitors in excess of demand.

Our boats are not necessities and in times of economic hardship, consumers may cease purchasing non-essential items. Demand for our boats may be adversely affected by competition from other activities that occupy consumers’ leisure time and by changes in consumer lifestyle, usage pattern or taste. Similarly, an overall decrease in consumer leisure time may reduce consumers’ willingness to purchase and enjoy our boats.

During the economic downturn that commenced in 2008, for example, there was a shift in consumer demand toward purchasing more used boats, primarily because prices for used boats are typically lower than retail prices for new boats. If this were to occur again, it could have the effect of reducing demand among retail purchasers for our new boats. Also, while we have balanced production volumes for our boats to meet demand, our competitors could choose to reduce the price of their products, which could have the effect of reducing demand for our new boats. Reduced demand for new boats could lead to reduced sales by us, which could adversely affect our business, results of operations, and financial condition.

Risks Relating to this Offering and Ownership of our Common Stock

Terms of subsequent financings may adversely impact your investment.

We may have to engage in common equity, debt, or preferred stock financing in the future. Stockholders’ rights and the value of any investment in our securities could be reduced. Interest on debt securities could increase costs and negatively impacts operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common shares. In addition, if we need to raise more equity capital from the sale of common shares, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Common shares which we sell could be sold into any market which develops, which could adversely affect the market price and could result in dilution to existing shareholders.

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plans and outstanding warrants, could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

We expect that significant additional capital may be needed in the future to continue our planned operations, including conducting clinical trials, commercialization efforts, expanded research and development activities and costs associated with operating a public company. To raise capital, we may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities or other equity securities, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights, preferences and privileges senior to the holders of our common stock. Pursuant to the Forza X1, Inc. 2022 Stock Incentive Plan (the “2022 Plan”) our management is authorized to grant equity awards to our employees, officers, directors and consultants.

Initially, the aggregate number of shares of our common stock that might be issued pursuant to stock awards under our 2022 Plan was 1,500,000 shares, which has been since increased to 1,970,250 pursuant to the evergreen provision in the 2022 Plan, and of which remain available for grant as of the date hereof. Increases in the number of shares available for future grant or purchase may result in additional dilution, which could cause our stock price to decline.

As of June 6, 2023, we had outstanding (i) warrants to purchase 172,500 shares of common stock outstanding at an exercise price of $6.25, and (ii) options to purchase 1,404,556 shares of common stock at a weighted average exercise price of $3.46 per share. The issuance of the shares of common stock underlying the options and warrants will have a dilutive effect on the percentage ownership held by holders of our common stock.

The issuance of the shares of common stock underlying the options and warrants will have a dilutive effect on the percentage ownership held by holders of our common stock.

If securities analysts do not publish research or reports about our company, or if they issue unfavorable commentary about us or our industry or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock will depend in part on the research and reports that third-party securities analysts publish about our company and our industry. We may be unable or slow to attract research coverage and if one or more analysts cease coverage of our company, we could lose visibility in the market. In addition, one or more of these analysts could downgrade our common stock or issue other negative commentary about our company or our industry. As a result of one or more of these factors, the trading price of our common stock could decline.

The obligations associated with being a public company will require significant resources and management attention, which may divert from our business operations.

As a result of the IPO, we are subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. The Exchange Act requires that we file annual, quarterly, and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. As a result, we will incur significant legal, accounting, and other expenses that we did not previously incur.

Our failure to meet the continued listing requirements of The Nasdaq Capital Market could result in a de-listing of our common stock.

Our shares of common stock are listed for trading on The Nasdaq Capital Market under the symbol “FRZA.” If we fail to satisfy the continued listing requirements of The Nasdaq Capital Market such as the corporate governance requirements, the stockholder’s equity requirement or the minimum closing bid price requirement, The Nasdaq Capital Market may take steps to de-list our common stock or warrants. Such a de-listing or even notification of failure to comply with such requirements would likely have a negative effect on the price of our common stock and warrants would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a de-listing, we would take actions to restore our compliance with The Nasdaq Capital Market’s listing requirements, but we can provide no assurance that any such action taken by us would allow our common stock become listed again, stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below The Nasdaq Capital Market, minimum bid price requirement or prevent future non-compliance with The Nasdaq Capital Market’s listing requirements.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because our common stock is listed on The Nasdaq Capital Market, our common stock is covered securities. Although the states are preempted from regulating the sale of covered securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were to be delisted from The Nasdaq Capital Market, our common stock would cease to be recognized as covered securities and we would be subject to regulation in each state in which we offer our securities.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and (iii) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and of stockholder approval of any golden parachute payments not previously approved. We have elected to adopt these reduced disclosure requirements. We cannot predict if investors will find our common stock less attractive as a result of our taking advantage of these exemptions and as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We could remain an “emerging growth company” for up to five years or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed fiscal quarter, and (c) the date on which we have issued more than $1 billion in non-convertible debt securities during the preceding three-year period.

We are also a “smaller reporting company” as defined in the Exchange Act and have elected to take advantage of certain of the scaled disclosures available to smaller reporting companies. To the extent that we continue to qualify as a “smaller reporting company” as such term is defined in Rule 12b-2 under the Exchange Act, after we cease to qualify as an emerging growth company, certain of the exemptions available to us as an “emerging growth company” may continue to be available to us as a “smaller reporting company,” including exemption from compliance with the auditor attestation requirements pursuant to SOX and reduced disclosure about our executive compensation arrangements. We will continue to be a “smaller reporting company” until we have $250 million or more in public float (based on our common stock) measured as of the last business day of our most recently completed second fiscal quarter or, in the event we have no public float (based on our common stock) or a public float (based on our common stock) that is less than $700 million, annual revenues of $100 million or more during the most recently completed fiscal year.

Our common stock price has been and may continue to be volatile or may decline regardless of our operating performance and you may not be able to resell your shares at or above the price paid for your stock.

The trading price of our common stock has been and is expected to continue to be volatile and has been and may continue to be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume. On August 12, 2022, the reported closing price of our common stock was $7.49, while on June 6, 2023 the closing price of our common stock was $2.87. We may incur rapid and substantial decreases in our stock price in the foreseeable future that are unrelated to our operating performance for prospects.

Volatility in the market price of our common stock may prevent stockholders from being able to sell their shares at or above the price they paid for them. Many factors, which are outside our control, may cause the market price of our common stock to fluctuate significantly, including those described elsewhere in this “Risk Factors” section and this Registration Statement, as well as the following:

●	Our operating and financial performance and prospects;

●	Our quarterly or annual earnings or those of other companies in our industry compared to market expectations;

●	Conditions that impact demand for our products;

●	Future announcements concerning our business or our competitors’ businesses;

●	The public’s reaction to our press releases, other public announcements, and filings with the SEC;

●	The size of our public float;

●	Coverage by or changes in financial estimates by securities analysts or failure to meet their expectations;

●	Market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

●	Strategic actions by us or our competitors, such as acquisitions or restructurings;

●	Changes in laws or regulations that adversely affect our industry or us;

●	Changes in accounting standards, policies, guidance, interpretations, or principles;

●	Changes in senior management or key personnel;

●	Issuances, exchanges or sales, or expected issuances, exchanges or sales of our capital stock;

●	Changes in our dividend policy;

●	Adverse resolution of new or pending litigation against us; and

●	Changes in general market, economic, and political conditions in the U.S. and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war, and responses to such events.

As a result, volatility in the market price of our common stock may prevent investors from being able to sell their common stock at or above the price paid for such shares or at all. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock is low. As a result, shareholders may suffer a loss on their investment.

Additionally, recently, securities of certain companies have experienced significant and extreme volatility in stock price due to short sellers of shares of common stock, known as a “short squeeze.” These short squeezes have caused extreme volatility in those companies and in the market and have led to the price per share of those companies to trade at significantly inflated rates that is disconnected from the underlying value of the company. Many investors who have purchased shares in those companies at an inflated rate face the risk of losing a significant portion of their original investment as the price per share has declined steadily as interest in those stocks have abated. While we have no reason to believe our shares would be the target of a short squeeze, there can be no assurance that we won’t be in the future, and shareholders may lose a significant portion or all of their investment if they purchase our shares at a rate that is significantly disconnected from our underlying value.

Our common stock has often been thinly traded, so you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

To date, there have been many days on which limited trading of our common stock took place. We cannot predict the extent to which investors’ interests will lead to an active trading market for our common stock or whether the market price of our common stock will be volatile. If an active trading market does not develop, investors may have difficulty selling any of our common stock that they buy. We are likely to be too small to attract the interest of many brokerage firms and analysts. We cannot give you any assurance that an active public trading market for our common stock will develop or be sustained. The market price of our common stock could be subject to wide fluctuations in response to quarterly variations in our revenues and operating expenses, announcements of new products or services by us, significant sales of our common stock, including “short” sales, the operating and stock price performance of other companies that investors may deem comparable to us, and news reports relating to trends in our markets or general economic conditions.

We do not intend to pay dividends on our common stock for the foreseeable future.

We presently have no intention to pay dividends on our common stock at any time in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions, and other factors that our board of directors may deem relevant. Furthermore, our ability to declare and pay dividends may be limited by instruments governing future outstanding indebtedness we may incur.

FINRA sales practice requirements may limit your ability to buy and sell our common shares, which could depress the price of our shares.

FINRA rules require broker-dealers to have reasonable grounds for believing that an investment is suitable for a customer before recommending that investment to the customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status and investment objectives, among other things. Under interpretations of these rules, FINRA believes that there is a high probability such speculative low-priced securities will not be suitable for at least some customers. Thus, FINRA requirements may make it more difficult for broker-dealers to recommend that their customers buy our common shares, which may limit your ability to buy and sell our shares, have an adverse effect on the market for our shares and, thereby, depress their market prices.

Volatility in our common shares price may subject us to securities litigation.

The market for our common shares may have, when compared to seasoned issuers, significant price volatility, and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

Provisions in our corporate charter documents and under Delaware law could make an acquisition of our company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our corporate charter and our bylaws may discourage, delay or prevent a merger, acquisition or other change in control of our company that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions:

●	our board of directors is divided into three classes, one class of which is elected each year by our stockholders with the directors in each class to serve for a three-year term;
●	the authorized number of directors can be changed only by resolution of our board of directors;
●	directors may be removed only by the affirmative vote of the holders of at least sixty percent (60%) of our voting stock, whether for cause or without cause;
●	our bylaws may be amended or repealed by our board of directors or by the affirmative vote of sixty-six and two-thirds percent (66 2/3%) of our stockholders;
●	stockholders may not call special meetings of the stockholders or fill vacancies on the board of directors;
●	our board of directors will be authorized to issue, without stockholder approval, preferred stock, the rights of which will be determined at the discretion of the board of directors and that, if issued, could operate as a “poison pill” to dilute the stock ownership of a potential hostile acquirer to prevent an acquisition that our board of directors does not approve;
●	our stockholders do not have cumulative voting rights, and therefore our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors; and
●	our stockholders must comply with advance notice provisions to bring business before or nominate directors for election at a stockholder meeting.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for certain types of state actions that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated certificate of incorporation provides that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the exclusive forum for (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, (iii) any action arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or bylaws (as either may be amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine. The exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, employees, control persons, underwriters, or agents, which may discourage lawsuits against us and our directors, employees, control persons, underwriters, or agents. Additionally, a court could determine that the exclusive forum provision is unenforceable, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. If a court were to find these provisions of our bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition, or results of operations.

We presently intend to retain our earnings, if any, to finance the development and growth of our business and operations and do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future.

Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our operating results, financial condition, contractual restrictions, capital requirements, business prospects, and other factors our board of directors may deem relevant. See “Risk Factors — Risks Relating to Ownership of Our Common Stock — We do not intend to pay dividends on our common stock for the foreseeable future”.

Our common stock price may be volatile or may decline regardless of our operating performance and you may not be able to resell your shares at or above the public offering price.

Our common stock is listed on the Nasdaq Capital Market; however, it is possible that an active trading market will not develop or continue or, if developed, that any market will be sustained, which could make it difficult for you to sell your shares of our common stock at an attractive price or at all. The public offering price of our common stock will be determined by negotiations between us and the representative of the underwriters based upon a number of factors and may not be indicative of prices that will prevail in the open market following the consummation of this offering. Consequently, you may not be able to sell our shares of common stock at prices equal to or greater than the price you paid in this offering.

Volatility in the market price of our common stock may prevent you from being able to sell your shares at or above the price you paid for them. Many factors, which are outside our control, may cause the market price of our common stock to fluctuate significantly, including those described elsewhere in this “Risk Factors” section and this prospectus, as well as the following:

●	Our operating and financial performance and prospects;

●	Our quarterly or annual earnings or those of other companies in our industry compared to market expectations;

●	Conditions that impact demand for our products;

●	Future announcements concerning our business or our competitors’ businesses;

●	The public’s reaction to our press releases, other public announcements, and filings with the SEC;

●	The size of our public float;

●	Coverage by or changes in financial estimates by securities analysts or failure to meet their expectations;

●	Market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

●	Strategic actions by us or our competitors, such as acquisitions or restructurings;

●	Changes in laws or regulations that adversely affect our industry or us;

●	Changes in accounting standards, policies, guidance, interpretations, or principles;

●	Changes in senior management or key personnel;

●	Issuances, exchanges or sales, or expected issuances, exchanges or sales of our capital stock;

●	Changes in our dividend policy;

●	Adverse resolution of new or pending litigation against us; and

●	Changes in general market, economic, and political conditions in the U.S. and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war, and responses to such events.

As a result, volatility in the market price of our common stock may prevent investors from being able to sell their common stock at or above the public offering price or at all. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock is low. As a result, you may suffer a loss on your investment.

Additionally, recently, securities of certain companies have experienced significant and extreme volatility in stock price due to short sellers of shares of common stock, known as a “short squeeze.” These short squeezes have caused extreme volatility in those companies and in the market and have led to the price per share of those companies to trade at significantly inflated rates that is disconnected from the underlying value of the company. Many investors who have purchased shares in those companies at an inflated rate face the risk of losing a significant portion of their original investment as the price per share has declined steadily as interest in those stocks have abated. While we have no reason to believe our shares would be the target of a short squeeze, there can be no assurance that we won’t be in the future, and you may lose a significant portion or all of your investment if you purchase our shares at a rate that is significantly disconnected from our underlying value.

You will suffer immediate and substantial dilution in the net tangible book value of the common stock you purchase.

The price you pay for shares of our common stock sold in this offering is substantially higher than our as adjusted net tangible book value per share. Based on the assumed public offering price for our common stock of $2.92 per share, you will incur immediate dilution in net tangible book value per share of $1.42. Dilution is the difference between the offering price per share and the as adjusted net tangible book value per share of our common stock immediately after the offering. As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the full purchase price that they paid for the stock purchased in this offering in the event of liquidation. See “Dilution.”

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management has broad discretion in the application of the net proceeds from that offering, and you do not have the opportunity to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply those funds effectively could harm our business.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of shares of our common stock in this offering will be approximately $8.8 million, assuming a public offering price of $2.92 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full to cover overallotments, if any, we estimate that our net proceeds will be approximately $10.2 million.

A $1.00 increase (decrease) in the assumed public offering price of $2.92 per share would increase (decrease) the aggregate net proceeds to us from this offering by approximately $3.1 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 250,000 shares in the number of shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $0.7 million, assuming that the assumed public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to acquire property and develop a manufacturing plant, support our operations, establish a public market for our common stock and facilitate our future access to the public capital markets. We currently anticipate that we will use the net proceeds from this offering, together with our existing resources for the later phases of construction of the property that we acquired for the development of our manufacturing facility, for working capital and general corporate purposes.

As a wholly owned subsidiary of Twin Vee, prior to our IPO, our sole source of funding had been from Twin Vee. Twin Vee has financed our working capital needs, primarily prototyping, consulting services, rent, interest and payroll through an initial $2,000,000 equity investment and a subsequent $500,000 investment. In addition, at our inception on October 15, 2021, we and Twin Vee did not have separate bank accounts or vendors established. Until that occurred, Twin Vee paid for Forza-related expenses in the amount of approximately $600,000. As a stand-alone, publicly traded entity, we do not intend to receive or rely on further funding from Twin Vee. Nonetheless, due to the lack of our own manufacturing facility and production employees dedicated for Forza, we intend to continue to design and build our electric boats out of Twin Vee’s manufacturing facility, for which we will pay rent, until the second facility is fully operational, unless we are able to find a suitable space to rent until our facility is complete. We have also leased factory space that we have upfitted for use as an motor and wire harness fabrication and test facility, we started motor production and wire fabrication in March of 2023.

We believe opportunities may exist from time to time to expand our current business through acquisitions of, or investments in, complementary businesses, products or technologies. While we currently have no agreements or commitments to complete any such transaction at this time, we may use a portion of the net proceeds for these purposes.

The expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds. We cannot specify with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering.

Based on our current operational plans and assumptions, we expect that the net proceeds from this offering together with our existing cash and grant funding balances will be sufficient to fund our operating expenses and capital expenditure requirements for at least 12 months from the closing of this offering. We have based this estimate on assumptions that may prove to be incorrect, and we could use our available capital resources sooner that we currently expect. Pending use of the proceeds as described above, we intend to invest the proceeds in a variety of capital preservation investments, including interest-bearing, investment-grade instruments and U.S. government securities.

DIVIDEND POLICY

We presently intend to retain our earnings, if any, to finance the development and growth of our business and operations and do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future.

Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our operating results, financial condition, contractual restrictions, capital requirements, business prospects, and other factors our board of directors may deem relevant. See “Risk Factors — Risks Relating to This Offering and Ownership of Our Common Stock — We do not intend to pay dividends on our common stock for the foreseeable future” and “Description of Certain Indebtedness.”

CAPITALIZATION

The following table sets forth our cash and capitalization as of March 31, 2023, as follows:

●	on an actual basis; and

●	on an as adjusted basis to reflect the pro forma adjustments set forth above and the further effect to our issuance and sale of shares of our common stock in this offering at an assumed public offering price of $2.92 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable.

	As of
	March 31, 2023

	Actual	As Adjusted(1)
		(unaudited)
Cash and cash equivalents	$10,683,000	$19,483,000
Total liabilities	355,798	355,798
Stockholder’s equity:	12,036,234	21,138,274

Common stock, par value $0.001 per share; 100,000,000 shares authorized; 10,450,000 shares issued and outstanding, actual; 100,000,000 shares authorized; 13,875,000 shares issued and outstanding, as adjusted	10,450	13,875
Additional paid-in capital	18,118,548	26,915,123
Accumulated deficit	(6,092,764)	(6,092,764)
Total stockholders’ equity	12,036,234	20,836,234
Total liabilities and stockholders’ equity	$12,392,032	$21,192,032

(1)	The as adjusted balance sheet data in the table above reflects the adjustments and the sale and issuance by us of shares of our common stock in this offering, based upon the assumed public offering price of $2.92 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed public offering price of $2.92 per share, would increase (decrease) our as adjusted cash, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $3.1 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 250,000 shares in the number of shares of common stock offered by us would increase (decrease) our as adjusted cash, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $0.7 million, assuming the public offering price of $2.92 per share, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

The number of shares of common stock that will be outstanding after this offering is based on 10,450,000 shares of common stock outstanding as of March 31, 2023 as adjusted to reflect the shares issued in our initial public offering, and excludes the following:

●	1,404,556 shares of common stock issuable upon the exercise of options to purchase shares of common stock outstanding, with a weighted-average exercise price of $3.46 per share;

●	172,500 shares of common stock issuable upon the exercise of warrants to purchase shares of common stock outstanding, with a weighted-average exercise price of $6.25 per share; and

●	568,750 shares of common stock reserved for future issuance under our 2022 Stock Incentive Plan.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock immediately after this offering.

Our historical net tangible book value as of March 31, 2023 was $12 million, or $1.15 per share of our common stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our total liabilities. Historical net tangible book value per share represents historical net tangible book value (deficit) divided by the number of shares of our common stock outstanding as of March 31, 2023.

After giving further effect to our issuance and sale of shares of common stock in this offering at an assumed public offering price of $2.92 per share, and after deducting underwriting discounts and commissions, estimated offering expenses payable by us, our as adjusted net tangible book value as of March 31, 2023 would have been approximately $20.8 million, or approximately $1.50 per share. This represents an immediate increase in as adjusted net tangible book value per share of $0.35 to our existing stockholders and an immediate dilution in as adjusted net tangible book value per share of approximately $1.42 to new investors purchasing common stock in this offering. Dilution per share to new investors purchasing common stock in this offering is determined by subtracting as adjusted net tangible book value per share after this offering from the assumed public offering price per share paid by new investors.

The following table illustrates this dilution on a per share basis:

Assumed public offering price per share	$		2.92
Historical net tangible book value (deficit) per share as of March 31, 2023		$1.15
Increase attributable to adjustment		$0.35
As adjusted net tangible book value	$		1.50
Dilution per share to new investors purchasing shares in this offering	$		1.42

Each $1.00 increase (decrease) in the assumed public offering price of $2.92  per share, would increase (decrease) the as adjusted net tangible book value per share after this offering by $ 0.23 per share and the dilution to new investors purchasing common stock  in this offering by $.77 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. An increase of 250,000 shares in the number of shares offered by us would increase the as adjusted net tangible book value per share after this offering by $0.02 and the dilution to new investors participating in this offering by $0.19, assuming no change in the assumed public offering price and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A decrease of 250,000 shares in the number of shares offered by us would decrease the as adjusted net tangible book value per share after this offering by ($0.05) and the dilution to new investors participating in this offering by $0.16, assuming no change in the assumed public offering price and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares of common stock in this offering in full at the assumed public offering price of $2.92 per share, and assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, the as adjusted net tangible book value per share after this offering would be $1.57 per share, and the dilution in as adjusted net tangible book value per share to new investors purchasing common stock in this offering would be $1.35 per share.

The number of shares of common stock that will be outstanding after this offering is based on 10,450,000 shares of common stock outstanding as of March 31, 2023 as adjusted to reflect the shares issued in our initial public offering, and excludes the following:

●	1,404,556 shares of common stock issuable upon the exercise of options to purchase shares of common stock outstanding as of June 6, 2023, with a weighted-average exercise price of $3.46 per share;

●	172,500 shares of common stock issuable upon the exercise of warrants to purchase shares of common stock outstanding as of June 6, 2023, with a weighted-average exercise price of $6.25 per share; and

●	568,750 shares of common stock reserved for future issuance under our 2022 Stock Incentive Plan.

To the extent that any outstanding options are exercised, or new options are issued under the equity benefit plans, or we issue additional shares of common stock or convertible securities in the future, there will be further dilution to investors participating in this offering.

The following table summarizes, on an as adjusted basis as of March 31, 2023, after giving effect to the aggregate of shares of our common stock upon the closing of this offering, the total consideration paid or to be paid and the average price per share paid or to be paid by existing stockholders and by new investors in this offering at an assumed public offering price of $2.92 per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table shows, new investors purchasing common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares Purchased		Total Consideration		Weighted Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders before this offering	10,450,000	75%	$18,118,548	64%	$1.31
Investors participating in this offering	3,425,000	25%	$10,001,000	36%	$0.72
Total	13,875,000	100%	$28,119,548	100%	$2.03

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of our common stock held by existing stockholders would be reduced to 73% of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors participating in the offering would be increased to 27% of the total number of shares outstanding after this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes to those statements included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations related to future events and our future financial performance that involve risks, uncertainties and assumptions, such as statements regarding our intentions, plans, objectives, expectations, forecasts and projections. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under the section titled “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section titled “Special Note Regarding Forward-Looking Statements.”

Overview

Forza X1 Business

We aim to be among the first to develop and manufacture electric boats targeting the recreational market. Our mission is to inspire the adoption of sustainable recreational boating by producing stylish electric sport boats. We are focused on the creation and implementation of marine EV technology to control and power our electric boats utilizing our proprietary outboard electric motor. Our electric boats are being designed as fully integrated electric boats including the hull, outboard motor, and control system.

We believe that the boating industry will follow in the footsteps of the electrification of the automotive industry by creating electric boats that meet or exceed the traditional boating consumer’s expectations of price, value and run times. In other words, electric boats must offer a similar experience when compared to traditional gas-powered boats in terms of size, capability, and price point.

To date, Forza X1 has built and tested multiple units, including: three FX-style catamarans, two baycats, one deck boat and three 22-foot center console monohulls. The motor design and lower units and the control systems are continuously improved in each iteration, which we have tested in a variety of conditions and operating environments. The batteries and motors are liquid-cooled and unique improvements to the heat exchanges have improved performance. Our boats include a large electronic Garmin control screen providing well-designed pages showing operating characteristics and important control parameters with an easy to use interface. The telematics software is available on the Apple app store under the name Forza Connect.

We anticipate revenues from the sale of these fully integrated electric boats and motors to commence in late 2023 to early 2024. Forza X1 will continue to build prototype motors and boats for the next six to nine months.

We plan to market and sell our boats in a variety of ways. One way will be to operate in a fundamentally different manner and structure than traditional marine manufacturers and boat dealers by adopting a direct-to-consumer sales model. We are building a dedicated web and app-based platform for sales, deliveries, and service operations to change the traditional boat buying and marine service experience through technological innovation, ease of use, and flexibility. We intend to employ an integrated, digital-first strategy that is convenient and transparent for our customers and efficient and scalable to support our growth. Additionally, to support those looking for a more traditional way of purchasing a boat, or to accommodate trade-ins, financing needs, and training, we will market our boats through a partnership with OneWater, one of the largest dealership networks in the United States. We believe our approach will enable us to provide the best of both worlds to prospective customers and support our mission to electrify recreational boating for mass production.

Recently, we have engaged with several high-profile marine manufacturers and are offering our electrification expertise and hardware packages, acting as a supplier of electric powertrains and boats. We are in the design phase to provide our solution to a nationally recognized boat manufacturer and are expected to build two demonstration units for its late summer open house and dealer meeting. We are also in the process of creating a robust Forza website and a media day to showcase our boats and electric motor has been scheduled for July 8, 2023 in West Palm Beach, Florida.

We are currently designing a state-of-the-art manufacturing facility to incorporate the latest in closed-molded composite boat building technologies and electric motor assembly processes. We are designing a 100,000 square foot facility designed for capacity and production of 1,000 units annually that we intend to build over time in various phases. We plan to first build out an approximately 50,000 square foot facility, which will have an estimated capacity of 550 units annually, at an estimated $8 million cost of construction. We have selected a site in McDowell County, North Carolina to build our manufacturing facility and the North Carolina Economic investment committee has approved a Job Development Investment Grant providing for reimbursement to us of up to $1,367,100 over a twelve-year period. The receipt of grant funding is conditioned upon us investing over $10.5 million in land, buildings and fixtures, infrastructure and machinery and equipment by the end of 2025 and us creating as many as 170 jobs.

We were initially a wholly owned subsidiary of Twin Vee and completed our initial public offering in 2022.

Results of Operations

Comparison of the Three Months Ended March 31, 2023 and 2022

The following table provides certain selected financial information for the periods presented:

	Three months ended March 31,
	2023	2022	Change	% Change
Net sales	$—	$—	—	—
Cost of products sold	$49,941	$11,078	38,863	351%
Gross loss	$(49,941)	$(11,078)	(38,863)	351%
Operating expenses	$2,079,810	$502,636	1,577,174	314%
Loss from operations	$(2,129,751)	$(513,714)	(1,616,037)	315%
Other income (expense)	$124,619	$(578)	125,197	(21,660)%
Net loss	$(2,005,132)	$(514,292)	(1,490,840)	290%
Net loss per common share: Basic and Diluted	$(0.19)	$(0.07)	(0.12)	161%
Weighted average number of shares of common stock outstanding	10,450,000	7,000,000	3,450,000

Operating Expenses

Operating expenses for the three months ended March 31, 2022 increased by $1,577,174 to $2,079,810 as compared to $502,636 for the three months ended March 31, 2022. Operating expenses include salaries, selling and general and administrative, research and development, professional fees and depreciation. Research and development fees for the three months ended March 31, 2023 were $702,648 compared to $215,670 for the three months ended March 31, 2022. As we have moved to prototype and testing of our electric motors and control systems on boats, our expense have increase compared to the same period a year ago when we were in the early stages of development. Salaries and wages for the three months ended March 31, 2023 were $862,764 compared to $182,286 for the three months ended March 31, 2022, and were related to the design of our fully electric motor, control system and boat. Our staffing has increased from 6 during the first quarter of 2022 to 15 during the first quarter of 2023. For the three months ended March 31, 2023 salaries and wages included $341,163 of stock option expense, compared to $0 for the three months ended March 31, 2022. Our expenses for selling, general and administrative for the months ended March 31, 2023, were $354,662 and $77,865 for the three months ended March 31, 2022. Professional fees for the three months ended March 31, 2023 were $124,040 and $19,078 for the three months ended March 31, 2022. Now that we are publicly traded our professional fees have significantly increased to meet the requirements or the SEC. During the three months ended March 31, 2022, we did not incur the related expense, as such our professional fees were only $19,078. Depreciation for the three months ended March 31, 2023 was $35,696 compared to $7,737 for the three months ended March 31, 2022, this is due to the addition of assets, we would anticipate continued increases as we purchase equipment and molds.

Other expense and income

Interest expense was $291 and $601, respectively for the three months ended March 31, 2023 and 2022.

Dividend and Interest income was $124,910 and $23, respectively for the three months ended March 31, 2023 and 2022. These proceeds from our IPO have been invested resulting in the increase in dividend income.

 Comparison of the Years Ended December 31, 2022 and 2021

The following table provides certain selected financial information for the periods presented:

	Successor Company	Successor Company	Predecessor Company
	Years Ended December 31,	October 15 - December 31,	January 1 - October 14,
	2022	2021	2021	Change	% Change
Net sales	$—	$—	$—	$—	—
Cost of products sold	$232,744	$—	$—	$232,744	—
Gross loss	$(232,744)	$—	$—	$(232,744)	—
Operating expenses	$3,420,515	$263,349	$118,179	$3,038,987	796%
Loss from operations	$(3,653,259)	$(263,349)	$(118,179)	$(3,271,731)	858%
Other income (expense)	$23,178	$(7,281)	$(68,742)	$99,201	(131)%
Net loss	$(3,630,081)	$(270,630)	$(186,921)	$(3,172,530)	693%
Net loss per common share: Basic and Diluted	$(0.44)	$(0.04)	$(0.03)	(0.37)	17%
Weighted average number of shares of common stock outstanding	8,332,735	7,000,000	7,000,000

Operating Expenses

Operating expenses for the year ended December 31, 2022 increased by $3,038,987 to $3,420,515 (Successor) as compared to $263,349 and $118,179, respectively, for the period October 15, 2021 through December 31, 2021 (Successor), and January 1, 2021 through October 14, 2021 (Predecessor). Operating expenses include salaries, selling and general and administrative, research and development, professional fees and depreciation. All of our operating expense increase significantly over the prior period, as we were able to get funded through our IPO which allowed us to fully engage in our research and development. Research and development fees for the year ended December 31, 2022 were $957,220 compared to $150,020 and $61,091, respectively, for the period October 15, 2021 through December 31, 2021 (Successor), and January 1, 2021 through October 14, 2021 (Predecessor). Salaries and wages for the year ended December 31, 2022 were $1,770,126 as compared to $41,189 and $0, respectively, for the period October 15, 2021 through December 31, 2021 (Successor), and January 1, 2021 through October 14, 2021 (Predecessor), and most of which was paid to the designers of our fully electric motor, control system and boat. For the year ended December 31, 2022 salaries and wages included $458,346 of stock option expense, compared to $0 and $0, respectively, for the period October 15, 2021 through December 31, 2021 (Successor), and January 1, 2021 through October 14, 2021 (Predecessor). Our expenses for selling, general and administrative for the year ended December 31, 2022, were $473,900 compared to $28,806 and $56,955, respectively, for the period October 15, 2021 through December 31, 2021 (Successor), and January 1, 2021 through October 14, 2021 (Predecessor), Professional fees for the year ended December 31, 2022 were $159,304 compared to $40,259 and $0, respectively, for the period October 15, 2021 through December 31, 2021 (Successor), and January 1, 2021 through October 14, 2021 (Predecessor). Depreciation for the year ended December 31, 2022 was $59,965 compared to $3,075 and $133, respectively, for the period October 15, 2021 through December 31, 2021 (Successor), and January 1, 2021 through October 14, 2021 (Predecessor), this is due to the addition of assets throughout 2022, we would anticipate continued increases as we purchase equipment and molds. We have incurred and expect to continue to incur significant costs in pursuit of our financing and construction of our new manufacturing facility.

Other expense and income

Interest expense for the year ended December 31, 2022 was $3,286 compared to $7,281 and $8,490 respectively, for the period October 15, 2021 through December 31, 2021 (Successor), and January 1, 2021 through October 14, 2021 (Predecessor).

Interest income for the year ended December 31, 2022 was $14,752 compared to $0 and $0 respectively, for the period October 15, 2021 through December 31, 2021 (Successor), and January 1, 2021 through October 14, 2021 (Predecessor).

Dividend income for the year ended December 31, 2022 was $43,294 compared to $0 and $0 respectively, for the period October 15, 2021 through December 31, 2021 (Successor), and January 1, 2021 through October 14, 2021 (Predecessor).

For the year ended December 31, 2022, we recorded a loss on the sales of assets of $31,582, this was the result of expense paid to secure land in Fort Pierce, Florida to build a new manufacturing facility. It was determined that the costs associated with building on that lot were prohibitive, we cancelled the contract resulting in the loss of $31,582.

Liquidity and Capital Resources

The following table provide selected financial data as of March 31, 2023 and December 31, 2022:

	March 31,	December 31,
	2023	2022	Change	% Change
Cash and cash equivalents	$10,683,000	$12,767,199	(2,084,199)	(16.3)%
Current assets	$11,222,183	$13,286,934	(2,064,751)	(15.5)%
Current liabilities	$237,143	$453,191	(216,048)	(47.7)%
Working capital	$10,985,040	$12,833,743	(1,848,703)	(14.4)%

As of March 31, 2023, we had cash and cash equivalents, and working capital of $10,683,000 and $10,985,040, respectively, compared to $12,767,199 and $12,833,743, respectively, on December 31, 2022. We have incurred and expect to continue to incur significant costs in pursuit of our financing and construction of our new manufacturing facility. Our management plans to use the proceeds from the IPO to finance these expenses. We believe that our current capital resources will be sufficient to fund our operations and growth initiative for at least 18 months following the date of the filing of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2023. The Company expects to continue to incur net losses, and we anticipate that our quarterly loss rate will increase, as we move into building and testing additional prototypes, we will have significant cash outflows for at least the next 12 months.

	Three Months Ended
	March 31,
	2023	2022	Change	% Change
Cash used in operating activities	$(1,582,582)	$(425,537)	(1,157,045)	272%
Cash used in investing activities	$(199,559)	$(39,870)	(159,689)	401%
Cash used in financing activities	$(302,058)	$(698,800)	396,742	-57%
Net Change in Cash	$(2,084,199)	$(1,164,207)	(919,992)	79%

The following table provide selected financial data as of December 31, 2022 and December 31, 2021:

	December 31,	December 31,
	2022	2021	Change	% Change
Cash and cash equivalents	$12,767,199	$1,803,285	$10,963,914	608.0%
Current assets	$13,286,934	$1,891,762	$11,395,172	602.4%
Current liabilities	$453,191	$690,378	$(237,187)	(34.4)%
Working capital	$12,833,743	$1,201,384	$11,632,359	968.2%

Cash Flow from Operating Activities

During the three months ending March 31, 2023 and 2022, we generated negative cash flows from operating activities of $1,582,582 and $425,537, respectively. During the three months ending March 31, 2023 and 2022, we had a net loss of $2,005,132, and $514,292, respectively. During the three months ending March 31, 2023 our cash used in operating activities was impacted by an increase of inventories of $42,829 and decrease of $49,473 for accounts payable, $15,598 of accrued liabilities and $21,072 of operating lease liabilities. During the three months ending March 31, 2023 our cash provided by operating activities was impacted by a decrease of prepaid expenses of $152,752 and an increase of $500 in contract liabilities – customer deposits and by non-cash expenses of $398,270, of which $341,163 was due to stock based compensation, $35,696 of depreciation and $21,411 for the change of right-of use asset.

 During the year ended December 31, 2022 we generated negative cash flows from operating activities of $3,377,621 compared to $317,131 for the period October 15, 2021 through December 31, 2021 (Successor). During the period January 1, 2021 through October 14, 2021 (Predecessor) we generated cash flows from operating activities of $13,024. During the year ended December 31, 2022, we had a net loss of $3,630,081 compared to $270,630 and $186,921 respectively, for the period October 15, 2021 through December 31, 2021 (Successor), and January 1, 2021 through October 14, 2021 (Predecessor). During the year ended December 31, 2022 our cash used in operating activities was impacted by an increase of prepaid expenses of $431,258 and security deposits of $7,517. The increase in prepaid expenses relates to large deposits required to vendors for production related, long lead time items. During the year ended December 31, 2022 (Successor), our cash used in operating activities was impacted by an increase of accounts payable of $85,695, contract liabilities of $5,300, accrued liabilities of $57,639, operating lease liabilities of $154,777 and by non-cash expenses of $387,824 due to depreciation, stock option expense, change of right-of-use asset and a loss on the disposal of assets.

During the periods October 15, 2021 through December 31, 2021 (Successor) and January 1, 2021 through October 14, 2021 (Predecessor), our cash used in operating activities was increased by prepaid expense of $88,477 and $0, respectively and decreased by non-cash expenses of $3,075 and $190,385, respectively, due to depreciation and loss on the disposal of assets, we further had a reduction in working capital of $38,902 and $9,559, respectively.

Cash Flows from Investing Activities

For the three months ended March 31, 2023 and 2022, we used $199,559, and $39,870 in investing activities for the purchase of property and equipment, primarily for molds.

 For the year ended December 31, 2022, we used $606,726 in investing activities for the purchase of property and equipment, primarily for the molds for the new Forza deck and hull. We anticipate increased investing in 2023, as we start construction of our new manufacturing facility in North Carolina.

For the periods October 15, 2021 through December 31, 2021 (Successor) and January 1, 2021 through October 14, 2021 (Predecessor) we used $66,079 and $362,946 in investing activities for the purchase of property and equipment

Cash Flows from Financing Activities

During the three months ended March 31, 2023 and 2022, net cash used in financing activities was $302,058, and $698,800, respectively. During the three months ended March 31, 2023, we had cash advances from Twin Vee of $110,283, which were offset by repayments of advances of $409,505. Additional cash from financing activities of $2,836 was due from equipment financing. During the three months ended March 31, 2022 we had cash advances from Twin Vee of $18,151, which were offset by repayments of advances of $600,557. Additional cash used in financing for the three months ended March 31,2022, was $116,394 for deferred offering costs.

Prior to our IPO we had financed our operations primarily from capital provided from Twin Vee in the form of an equity investment and advances. During the year ended December 31, 2022 and for the periods October 15, 2021 through December 31, 2021 (Successor) and January 1, 2021 through October 14, 2021 (Predecessor), net cash provided by financing activities was $14,948,261, $2,186,495 and $349,922, respectively. On August 16, 2022, we closed our IPO of 3,450,000 shares of our common stock at a public offering price of $5.00 per share, including 450,000 shares sold upon full exercise of the underwriter’s option, for net proceeds of $15,231,350. Additional cash from financing activities of $612,740 and $500,000 were provided from Twin Vee as advance and as capital contributions, for the period ended December 31, 2022, Twin Vee additionally contributed $690,625 in advances and $2,000,000 in capital contributions in the period October 15 – December 31, 2021. The advancements where offset by repayments to Twin Vee of $1,099,468 for the year ended December 31, 2022, and $398,630 for the period October 15 – December 31, 2021. The advances bear interest at the rate of 6% per annum and during the year ended December 31, 2022 and for the periods October 15, 2021 through December 31, 2021 (Successor) and January 1, 2021 through October 14, 2021 (Predecessor), we incurred $3,286, $7,281 and $8,490 in interest expense, respectively.

Results of Operations and Known Trends or Future Events

The accompanying financial data includes the historical accounts of Forza X1, Inc. and its predecessor, the carve-out of the electric segment business of Twin Vee. Forza is in the business of design and development of electric boats. Forza has a December 31st fiscal year-end.

Forza succeeded to substantially all of the business of the electric segment of Twin Vee and Forza’s own operations before the succession, October 15, 2021, were non-existent. Accordingly, the carve-out financial statements of the electric segment of Twin Vee are included as Predecessor herein. Management has reached this conclusion based upon an evaluation of the requirements and the facts and circumstances, including the historical life of the electric segment, the historical level of operations of the electric segment, and the fact that Forza’s operations, prior to the succession were non-existent.

To date much of our operational activity has been related to the design and build of prototype, as such we do not have any sales or cost of goods sold. The design of our new electric boat shell has been completed and we are now preparing to begin our production process by utilizing the FX molds and by creating additional electric models, including deck boats and monohulls. The design of the motors and the motor control system is largely complete; however, the testing and iteration phase may result in significant changes, improvements, and upgrades. To date we have not generated any revenue. We will not generate any operating revenues until we complete the design and build of our EV boats and commercialize them. As stated above, however, we have engaged with several high-profile marine manufacturers and are offering our electrification expertise as a service. We will generate non-operating income in the form of interest income on cash and cash equivalents. We continue to anticipate revenues from the sale of these fully integrated electric boats and motors to commence in late 2023. Forza X1 will continue to build prototype motors and boats for the next six to nine months.

CRITICAL ACCOUNTING ESTIMATES

We believe that several accounting policies are important to understanding our historical and future performance. We refer to these policies as “critical” because these specific areas generally require us to make judgments and estimates about matters that are uncertain at the time we make the estimate, and different estimates—which also would have been reasonable—could have been used, which would have resulted in different financial results.

Our management’s discussion and analysis of financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates based on historical experience and make various assumptions, which management believes to be reasonable under the circumstances, which form the basis for judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The notes to our financial statements contained herein contain a summary of our significant accounting policies. We consider the following accounting policies critical to the understanding of the results of our operations:

Controls and Procedures

As a smaller reporting company, our internal control over financial reporting was not subject to audit by our independent registered public accounting firm pursuant to rules of the Securities and Exchange Commission (the “SEC”) that permit us to provide only management’s report. Only in the event that we are deemed to be a large accelerated filer or an accelerated filer, and no long qualify as an emerging growth company, would we be required to comply with the independent registered public accounting firm attestation requirement. Further, for as long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirement.

 Property and Equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets. The estimated useful lives of property and equipment range from three to seven years. Upon sale or retirement, the cost and related accumulated depreciation and amortization are eliminated from their respective accounts, and the resulting gain or loss is included in results of operations. Repairs and maintenance charges, which do not increase the useful lives of the assets, are charged to operations as incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”) required management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates. Included in those estimates are assumptions about useful life of fixed assets.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with original maturities of three months or less at the time of purchase. On March 31, 2023, the Company had cash and cash equivalents of $10,683,000 on December 31, 2022 and 2021, the Company had cash and cash equivalents of $12,767,199 and $1,803,285, respectively.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets. The estimated useful lives of property and equipment range from three to seven years. Upon sale or retirement, the cost and related accumulated depreciation and amortization are eliminated from their respective accounts, and the resulting gain or loss is included in results of operations. Repairs and maintenance charges, which do not increase the useful lives of the assets, are charged to operations as incurred.

Impairment of Long-lived Assets

Management assesses the recoverability of its long-lived assets when indicators of impairment are present. If such indicators are present, recoverability of these assets is determined by comparing the undiscounted net cash flows estimated to result from those assets over the remaining life to the assets’ net carrying amounts. If the estimated undiscounted net cash flows are less than the net carrying amount, the assets would be adjusted to their fair value, based on appraisal or the present value of the undiscounted net cash flows.

Research and Development

Research and development costs are expensed when incurred. Such costs for the three months ended March 31, 2023 were $702,648 compared to $215,670 for the period ending March 31, 2022.Such costs for the year ended December 31, 2022 were $957,220. Such costs for the periods October 15, 2021 through December 31, 2021 (Successor), January 1, 2021 through October 14, 2021 (Predecessor) approximated $150,020 and $61,091, respectively.

Advertising Costs

Advertising and marketing costs are expensed as incurred. Advertising and marketing costs are expensed as incurred. For the three months ended March 31, 2023 and 2022, advertising and marketing costs incurred by the Company totaled $12,556 and $2,485, respectively. For the year ended December 31 2022, advertising and marketing costs incurred by the Company totaled $11,177. For the periods October 15, 2021 through December 31, 2021 (Successor), January 1, 2021 through October 14, 2021 (Predecessor), advertising and marketing costs incurred by the Company totaled $7,130 and $0, respectively. Advertising and marketing costs are included in selling and general and administrative expenses in the accompanying statements of operations.

Income Taxes

The Company is a C Corporation under the Internal Revenue Code and a similar section of the state code.

All income tax amounts reflect the use of the liability method under accounting for income taxes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes arising primarily from differences between financial and tax reporting purposes.

Deferred income taxes, net of appropriate valuation allowances, are determined using the tax rates expected to be in effect when the taxes are actually paid. Valuation allowances are recorded against deferred tax assets when it is more likely than not that such assets will not be realized. When an uncertain tax position meets the more likely than not recognition threshold, the position is measured to determine the amount of benefit or expense to recognize in the financial statements.

In accordance with U.S GAAP, the Company follows the guidance in FASB ASC Topic 740, Accounting for Uncertainty in Income Taxes. At December 31, 2022 and December 31, 2021, the Company does not believe it has any uncertain tax positions that would require either recognition or disclosure in the accompanying financial statements.

The Company’s income tax returns are subject to review and examination by federal, state and local governmental authorities.

BUSINESS

Overview

About Forza X1

We aim to be among the first to develop and manufacture electric boats targeting the recreational market. Our mission is to inspire the adoption of sustainable recreational boating by producing stylish electric sport boats. We are focused on the creation and implementation of marine EV technology to control and power our electric boats utilizing our proprietary outboard electric motor. Our electric boats are being designed as fully integrated electric boats including the hull, outboard motor and control system.

We believe that the boating industry will follow in the footsteps of the electrification of the automotive industry by creating electric boats that meet or exceed the traditional boating consumer’s expectations of price, value and run times. In other words, electric boats must offer a similar experience when compared to traditional gas-powered boats in terms of size, capability and price point.

To date, we have built and tested multiple units, including: three FX-style catamarans, two baycats, one deck boat and three 22-foot center console monohulls. The motor design, lower units and the control systems are continuously improved in each iteration, which we have tested in a variety of conditions and operating environments. The batteries and motors are liquid-cooled and unique improvements to the heat exchanges have improved performance. Our boats include a large electronic Garmin control screen providing well-designed pages showing operating characteristics and important control parameters with an easy to use interface. The telematics software is available in the Apple app store under the name Forza Connect.

We anticipate revenue from the sale of these fully integrated electric boats and motors to commence in late 2023 to early 2024. We will continue to build prototype motors and boats for the next six to nine months.

We plan to market and sell our boats in a variety of ways. One way will be to operate in a fundamentally different manner and structure than traditional marine manufacturers and boat dealers by adopting a direct-to-consumer sales model. We are building a dedicated web and app-based platform for sales, deliveries, and service operations to change the traditional boat buying and marine service experience through technological innovation, ease of use, and flexibility. We intend to employ an integrated, digital-first strategy that is convenient and transparent for our customers and efficient and scalable to support our growth. Additionally, to support those looking for a more traditional way of purchasing a boat, or to accommodate trade-ins, financing needs, and training, we will market our boats through a partnership with OneWater Marine, Inc. (“OneWater”), one of the largest dealership networks in the United States. We believe our approach will enable us to provide the best of both worlds to prospective customers and support our mission to electrify recreational boating for mass production.

Recently, we have engaged with several high-profile marine manufacturers and are offering our electrification expertise and hardware packages, acting as a supplier of electric powertrains and boats. We are in the design phase to provide our solution to a nationally recognized boat manufacturer and are expected to build two demonstration units for its late summer open house and dealer meeting. We are also in the process of creating a robust Forza website , for retail customers, and a media day to showcase our boats and electric motor has been scheduled for July 8, 2023 in West Palm Beach, Florida.

We are currently designing a state-of-the-art manufacturing facility to incorporate the latest in closed-molded composite boat building technologies and electric motor assembly processes. We are designing a 100,000 square foot facility designed for capacity and production of 1,000 units annually that we intend to build over time in various phases. We plan to first build our approximately 50,000 square foot facility, which will have an estimated capacity of 550 units annually at an estimated $8 million cost of construction. We have selected a site in McDowell County, North Carolina to build our manufacturing facility and the North Carolina Economic investment committee has approved a Job Development Investment Grant providing for reimbursement to us of up to $1,367,100 over a twelve-year period. The receipt of grant funding is conditioned upon us investing over $10.5 million in land, buildings and fixtures, infrastructure and machinery and equipment by the end of 2025 and us creating as many as 170 jobs.

We were initially a wholly owned subsidiary of Twin Vee and completed our initial public offering in 2022.

Initial Forza Models

We have produced and powered three units of our initial protype model, the FX1 Center Console. In October 2022, the running surface of the boat and all major components were tested successfully on the Indian River Lagoon in Fort Pierce, Florida. While the motor and control systems have been successfully trialed previously, this was the first voyage including all major components, production batteries, fully functioning “alpha” motor design, control system - including a 22” Garmin screen and Osmosis telematics unit. The performance of the boat exceeded all expectations and provided a great baseline for improvements, iterations, and design enhancements. We ultimately reached over thirty miles per hour.

Following our initial prototype design, we completed the designs for four more prototypes: two more FX-style catamarans, one deck boat and one 22-foot center console monohull. These prototypes have been fully built out and on the water testing began in March of 2023. The motor design and lower units and the control system cabling have been revamped and improved in each iteration. After extensive testing, we now believe that our 22-foot monohull will be the first electric boat that we commercialize. While monohulls have greater drag than twin hull boats, a 22-foot monohull can operate and reach peak performance with a single electric motor, where a twin hull boat requires two motors, one motor behind each hull to reach peak performance. The ability to build and sell a boat with a single motor will reduce the overall cost of manufacturing and ultimately the price to the customer. We believe the 22-foot monohull electric boat will be ideal for more budget-conscious purchasers who still want to promote environmental sustainability and enjoy a more serene time on the water. It is important to recognize that monohull boats represent over 85% of the American consumer boat buying market. Our goal is to initially go to market with our 22-foot monohull and then expand our model lineup as we scale up our business.

We have built and powered three units of our 22-foot monohull to date. The 22-foot monohull has been tested on the water from sunrise to sunset on multiple days. The boat was taken to sand bars along the Treasure Coast, often loaded with eight or more adults onboard. In addition to reaching speeds up to an estimated 40 miles per hour, the boat operated for over six hours throughout the day and returned to the dock with 25% remaining on its 104-kilowatt hour twin pack battery. We found that the 22-foot monohull was easy to use, got on plane quickly, and demonstrated significant single-motor performance.

We have filed 11 US Patents, including 3 design, 6 provisional and two non-provisional patent applications with the U.S. Patent and trademark office relating to outboard propulsion system, frame and cowling design, closed loop motor cooling and several other areas related to advancements in maneuverability and safety.

Forza’s Marketing Plans

We plan to market and sell our model offerings in a variety of ways. One way will be to operate in a fundamentally different manner and structure than traditional marine manufacturers and boat dealers by adopting a direct-to-consumer sales model. We are building a dedicated web and app-based platform for sales, deliveries, and service operations to change the traditional boat buying and marine service experience through technological innovation, ease of use, and flexibility. We intend to employ an integrated, digital-first strategy that is convenient and transparent for our customers and efficient and scalable to support our growth. Additionally, to support those looking for a more traditional way of purchasing a boat, or to accompany trade-ins, financing needs, and training, we will also market our boats through a partnership with OneWater Marine, Inc. (“OneWater”), one of the largest dealership networks in the United States. We believe our approach will enable us to provide the best of both worlds to prospective customers and support our mission to electrify recreational boating for mass production.

Forza X1: An All Digital, Direct-to Consumer Platform

We intend to offer our EV products, services and support through a Web-based and mobile phone app that will be vertically integrated and a direct-to-consumer platform. We intend to create a high-quality customer experience that spans the entire life of our products through an online system that is being designed to be a comprehensive, seamless, and efficient customer experience, encompassing everything from buying, financing, delivery, service, and training. This customer-centric approach to sales and service aims at simplifying access to necessary information for potential buyers and current owners alike. Customers will be able to communicate directly with us to ensure their questions are answered and their needs are met. We have commenced the design of the web-based platform but have not yet commenced design of the app. For consumers and states that require a physical location we will develop dealership partnerships, such as our partnership with OneWater.

Currently, our web and app-based platform is expected to include the following:

●	Build and Price Boats. The web and app platform will offer prospective buyers a place to examine photos and videos of our boats, which will all have a single price based on the model type and a few available options. For example, the consumer would have gel coat exterior choices, interior upholstery choices, and other options including charging cords and plugs, boating items such as bumpers, covers, and fun add-ons like apparel, allowing consumers to “personalize” their Forza purchase.

●	Financing. Prospective customers will be able to apply for third-party consumer financing to complete or supplement their purchase through our web and app platform.

●	Delivery. Once manufactured, the boat will be delivered directly to a customer’s home, marina, or wherever they choose. The scheduling, communication, and support necessary for coordinating delivery of our boats would all be accomplished over the website or app.

●	Servicing. We intend to offer highly tailored and differentiated services that enable intuitive experiences throughout the entire customer lifecycle, such as warranty, repair, or other service assistance for their boats. We expect this all-inclusive approach will provide higher customer satisfaction, create strong brand loyalty, and increase operational efficiency while simultaneously allowing us to capture a more significant share of the entire lifecycle value of every Forza boat produced. We anticipate having internal staff with the capability to provide an OTA update to resolve the issue remotely without the boat ever leaving the customer’s sight. As part of our customer satisfaction drive, we plan for our staff to make mobile service calls to the boat docks. We also intend to enter into partnering arrangements with third parties to address service needs that require more than a mobile service visit, and we plan to arrange for the boat to be picked up and brought to one of our partnered service centers. If a service center is not available in a customer’s area, for approved warranty repairs we will permit the owners to take their boat to their local service center who will then invoice us.

●	Customer Service and Feedback. We will utilize customer insights and feedback submitted via our web and app-based platform to improve our offerings by adding new capabilities and functionality. Expanded offerings based on consumer-driven feedback and data is expected to attract more customers, deepen existing customer relationships, and allow us to innovate more quickly.

●	Training. We intend to provide a series of videos that demonstrate our boats’ safe operation and upkeep. These videos would be accessible on our web and app platform and the boat’s onboard computer for quick access.

With respect to the foregoing, we have not yet entered into any arrangements with third parties to provide financing services through our web and app platform, or hired staff for our intended support and service department. We are still in the initial stages of establishing distribution and service plans. We expect to commence selling to end-user customers by the end of 2023. We are currently in the process of identifying the states we will be allowed to sell direct-to-consumer.

To the extent that certain customers are located where OneWater dealerships and service centers are not available and, thus, are outside of our exclusive agreement with OneWater, we are in the process of identifying potential marine service centers and technicians to ensure that we have a comprehensive service support system in place when our boats are sold. We will also work to establish our 500-mile radius mobile service of vans and trucks so that local customers will have the option of a service technician coming to their location. For customers outside of the 500-mile radius, we intend to work with such customers to engage third-party service technicians to the extent possible.

Forza X1 Purpose

According to the Environmental Energy Student Institute, a non-profit organization originally formed by a bipartisan group of members of Congress, fossil fuels, including coal, oil, and natural gas, have been powering economies for over 150 years and currently supply about 80 percent of the world’s energy. When fossil fuels are burned, the stored carbon and other greenhouse gases are released into the atmosphere. The excess buildup of greenhouse gases in the atmosphere has caused dramatic changes to Earth’s climate—a trend that will worsen as more fossil fuels are burned. Further climate changes may cause rises in sea level, extreme weather, biodiversity loss, and species extinction, as well as food scarcity, worsening health, and poverty for millions of people worldwide.

The world’s waterways are also in danger from pollutants caused by gas-powered motors. In the landmark environmental study and book, “Polluting for Pleasure”, author Andre Mele stated that recreational boats, particularly outboards, were polluting as much as all the cars and trucks in America. At the time, Mele discovered that pleasure boats have polluted 80 times more than automobile engines and put more oil into American waters than 15 Exxon Valdez oil spills, annually. The popularity of recreational boating has grown since then.

While headway is being made by the automotive industry introducing more viable EV options to replace traditional automobiles, it is also vital that we look to preserve our waterways while reducing carbon emissions. Large gas-powered engines often leak fuel and produce carbon emissions, both of which are harmful to fragile marine ecosystems. We are a company comprised of people who are passionate to move the preservation and carbon free marine lifestyle forward. According to the Bloomberg NEF’s 2021 Electric Vehicle Outlook, passenger automotive EV sales are set to increase from 3.1 million units in 2020 to 14 million units in 2025.

Our core market corresponds most directly to those who identify with environmentally friendly vehicles. Electric boats promote environmental sustainability and allow for a much more serene and enjoyable time on the water. The adoption of electric vehicles has increased considerably over the years as they are more environmentally friendly. As per the report by Bloomberg NEF, there are currently 12 million passenger EVs on the road, and the prevalence of electric-powered boats is likely to follow suit. While electric boats only represented about 2% of the market in 2020, a report by IDTechEx shows that the market for hybrid and pure electric boats is expected to rise rapidly to greater than $20 billion worldwide by 2027.

We plan to disrupt recreational marine customs that rely on outdated processes and noxious engines by designing, engineering and manufacturing inspiring electric boats that operate in a more sustainable and eco-friendly way.

Forza’s Electric Outboard Motor

We have completed the design and prototype phases of our proprietary electric outboard motor, and have manufactured six units to date which continue to undergo rigorous testing. These motors have been used to power and test various electric boats, including our FX1, deck boat and our 22-foot monohull.

Figure 3 — Current specifications of the system

Outboard Design

The outboard system is designed with modular sub systems. The subsystems connect to a central upper assembly in a common way so that development task management and subsequent engineering activities can take place concurrently if needed. The subsystems include steering, cooling, lower POD drive units, trim and tilt, and cover assemblies.

Core Motor and Gear Reducer Information

The motor is the heart of the entire outboard drive system. Because its output RPM is up to 10,000 RPM it must be reduced to achieve the proper torque on the output propeller. To accomplish this our team had to develop a proprietary custom gear reducer which is incorporated in the core motor. This gear reducer features a two-stage planetary gear assembly. The planetary gear reducer is designed to accommodate vertical orientation which is ideal for mounting inside the Forza X1 Outboard.

Upper Assembly

The upper assembly is the central “torso” of the outboard structure. It houses the main core motor and gear reducer, as well as provides a modular mounting structure for the motor controller, cooling system, steering system, trim and tilt as well as the covers.

The upper assembly is being designed with aircraft grade aluminum alloys. The Trim/Tilt mount is attached to the upper frame block with high strength socket head cap screws. The mount features a cross pattern which will support and distribute the load for the entire weight of the outboard, as well as transmit the static stress loads through the structure while under operation.

The central frame design is also proprietary in that it allows for an easy vertical mounting of the core motor assembly but also allows the entire core motor assembly to be removed from one side of the outboard, without a complete teardown of the system. The shape of the uni-body profile includes engineered clearance to accommodate the rare occasion of a motor needing extended service and replacement. We have filed a design patent application for the design of the central frame, which application is currently pending approval.

The motor controller frame attaches to the uni-body frame with a set of M8 socket head cap screws. The frame is CNC machined, like the uni-body structure, however it is designed to be removed and replaced as needed as the design of the system matures.

Steering System

The initial version of our motor will utilize a traditional marine steering system. We are also developing a novel steering system for our version 2.0 motor. It incorporates slew bearing technology that is proven in heavy equipment, wind turbines, and military systems, and combines it with custom gearing, and a coupling interface with the lower POD drive unit. This mechanical steering system in combination with electronically controlled power steering from the helm results in up to 360-degree POD rotation for the lower unit. The upper assembly for the outboard is fixed which is designed to keep the center of gravity stable at high-speed turning, and the 360-degree power steering is expected to result in an un-matched user experience to make boat docking and maneuvering easier than ever before.

The slewing bearing assembly is precision engineered with high grade 400 series stainless steel bearings, fully sealed encased pinion gear system that is modular. A slewing bearing or slewing ring (also called a turntable bearing) is a rotational rolling-element bearing that typically supports a heavy but slow-turning or slowly oscillating loads in combination (axial, radial and moment loads), often a horizontal platform such as a conventional crane, a swing yarder, or the wind-facing platform of a horizontal-axis (yaw) windmill. In other orientations (e.g., a horizontal axis of rotation) they are used in materials handling grapples, forklift attachments, welding turnover jigs and so on.

Compared to a “normal” ball bearing the rings are quite wide and usually have holes drilled in them to provide fixation to a structure. Seals will be provided between the rings to protect the rolling elements. Compared to other rolling-element bearings, slewing bearings are relatively thin sections and require that the structure to which they are bolted is stiff enough so that under load predefined limits of distortion are not exceeded.

Slewing bearing designs range from single row ball or roller style, through double row ball or roller, triple row roller, combined (1 roller/ 1 ball) or wore guided raceways — each design having its own special characteristics and application. The Forza X1 design features precision engineered ceramic ball bearings which are designed to withstand the marine environment and are easily replaceable for teardown and rebuilds.

Cooling System

The cooling system consists of a raw water circuit that feeds up from the lower pod propeller unit and into a heat exchanger. The heat exchanger passes an internal glycol fluid over a series of interspersed tubes where heat conduction takes place to regulate the temperature of the glycol. The glycol is circulated through the gear reducer assembly, core motor and controller/inverter. The circuit uses a glycol pump mounted on or near the uni-body frame. The raw water exits from the heat exchanger and is released through a tube from the upper assembly.

Forza X1 Battery Details

Nowadays, the most expensive part of an electric vehicle is the battery, which represents as much as 50% of the price of the electric propulsion system, depending on the technology used. Lithium-ion batteries are the most used technology in EVs due to their high energy density and increased power per mass battery unit.

The disadvantage of Lithium-ion batteries is their high developed operational temperature, which could affect energetic performances, along with lifetime expectations. This technology requires a battery management system (BMS) to control and monitor internal cell temperature. Apart from the disadvantages caused by exploitation temperature, there are also problems related to high production costs, recycling capacity of batteries out of use, and recharging infrastructure.

Our designers have the following general parameters in mind for the outboard battery system:

1) A module size of 36" x 12” x 4"

2) Mountable vertically or horizontally

3) Liquid cooling.

4) An IP rating of at least IP64, preferably IP65

5) Internal shock absorption.

Mounting the battery packs is a crucial task especially for the 104kW battery range. These packs must be mounted with careful engineering for vibration isolation, cooling systems and ease of access in order to have the proper working and successful service procedures.

We have entered into a five- year supply agreement with a third-party lithium battery reseller to begin supplying us with a line-up of standardized high-voltage battery packs. The battery packs are highly flexible and modular that can be scaled in series or in parallel.

The battery packs are based on the world-class 2170 cylindrical cells and have the highest energy density solution in the market with approximately 200 Wh/kg, while also allowing advanced monitoring and diagnostic reporting. The packs contain a highly efficient, liquid cooled thermal management system and the sealed enclosures are rated IP65, which eliminates potential for debris and weather to get inside the battery pack.

Forza X1 Battery Characteristic	Unit	Specification*
Voltage, Nominal	V	352
Voltage, Range	V	270 — 403
Energy, Total	kWh	52
Capacity	Ah	150
Continuous Current	A	230
Peak Current (10 sec)	A	440
Volume	L	252
Mass	Kg	247
Energy Density	Wh/L	205
Specific Energy	Wh/kg	200
Dimensions (L x W x H)	mm	1,306 x 717 x 270
Operating Temperature	°C	-30 to 55

Onboard Battery Charging System

We intend to utilize multiple charging options that are currently available in the marketplace. The battery charging market has designed and commercially sold faster charging systems for years, but along with the increased speed of charging times, the cost of the equipment also goes up in price. We intend to offer an AC charging system that will be standard with the base boat. Additionally, we intend to offer a Direct Current or “DC” fast charging protocol as an option or as standard equipment on larger, higher priced boats. Specifically, we will adopt the most common connector plug for EV charging, the J1772, which was chosen by the Society of Automotive Engineers (SAE) as the standard in North America and Japan.

We will mostly utilize an alternating current (AC) charging current. Alternating current (AC) is typically how people charge their electric vehicles overnight. AC charging uses a lower voltage, either Level 1 (120 volts or normal household current) or Level 2 (240 volts or the equivalent power of an electric dryer). Though the low voltage levels mean a slower charge, AC charging can be easily installed in most households. It is a convenient solution for residential, workplace, multi-unit dwellings, and other longer-term parking locations like hotels and municipal or airport parking garages.

Direct current (DC) charging for electric vehicles allows for higher charging speeds, since DC can be supplied directly to the electric vehicle’s battery at power levels normally higher than AC charging. The higher the DC power supplied, the faster the electric vehicle can be charged—provided the EV is designed to handle such power. Charging will slow down toward the end of each charging session in order to preserve the battery. This typically happens around 80% full.

The Combined Charging System (CCS) is a direct current (DC) fast charging protocol that is Society of Automotive Engineers (SAE) certified and is featured on vehicles produced by European and American car companies. The “combined” term in the CCS name designates its capability to incorporate the Level 2 (J1772 standard) plug and DC fast charging connector into the same larger plug.

The unit of energy to power an electric motor and charge a battery pack is based on the kWh or Kilo Watt Hour. A kWh unit of energy equivalent to the energy transferred or expended in one hour by one kilowatt of power. Electric car or boat battery sizes are measured in kilowatt-hours.

Our boats may have the option for a 6.6 kW or 12 kW onboard charger compatible with Level 2 in-house charging. This means our boats can be charged at home from any outlet. When connected to a standard 120V 10A outlet, the charge rate is limited to 4 kW. We expect that from a capacity of 25% the charge time using a fast charging or Inboard 50A system will range from 1.8 hours to 6.7 hours for our boats. Charge times are as shown below:

Power source	Charging Rate	DC Charging Current	Charge time
Fast Charge	45.0 kW	125A	1.8 hours
Inboard 50A	12.0 kW	33A	6.7 hours
Inboard 30A dryer outlet	6.6 kW	18A	12.1 hours
Standard 120 Outlet	4.0 kW	11A	20.0 hours

Screen Integration

We have integrated Garmin’s screen into our consoles. The screens will be utilized for functionality including GPS mapping, depth finder, fish finder, speedometer, electronic compass, battery sensors, power rating, battery usage reporting, lighting controls, bilge and water pumps controls, autopilot and more. The screens will reduce traditional buttons that typically clutter a boat console and enhance a customer’s boating experience. We have designed a customized graphical user interface at the helm to provide boat owners access to a suite of various systems, sonar technologies, autopilot, apps, motor data, and multimedia, all on one screen. Specifically, we plan to install a large-format multifunction display featuring a full HD screen with touch control in our boats. The sunlight-readable anti-glare large display should enable owners to experience a powerful, completely networked helm.

Our plans include a fully digital switching system that will allow users to power up their boat while away from the dock, switch on pumps, control lights, and underwater lights. Moreover, customers would be able to configure the entire system to provide 1-touch setting access for docking, cruising, fishing, and anchoring without manually switching each monitor separately.

Forza X1 Intellectual Property

We are working to create a portfolio of proprietary designs and technology that we expect to serve as the foundation of our product development. To date, we have three design and eight utility patent applications on file with the United States Patent and Trademark Office. Below is a list of pending patent applications that we are seeking approval for from the United States Patent and Trademark Office. For some of the applications we may decide it is strategically beneficial to apply for patent protection in foreign countries as a means of strengthening the value of our portfolio. We cannot be certain that the patent applications that we file will issue, or that our issued patents will afford protection against competitors with similar technology. See “Intellectual Property Risks.”

IDEA / CONCEPT NAME	DESCRIPTION	IP TYPE	App Number and Filing Date
360 Steering Lower Pod with Disconnect	For outboard, lower pod steering mechanism using slewing bearing and spur gear mechanism allowing for a full 360-degree rotation. Also features a pass through the center method for cooling fluid, and an easy way to interchange lower drive units with the fixed upper unit.	Full Non-provisional Patent	App # 17,698,212 FILING DATE 03/18/23
Original Outboard Cover Design	Original shape of outboard cover	Design Patent	App # 29/818,844 FILING DATE 12/10/21
Unibody Frame	Shape of frame that allows vertical mounting of motor and transmission inside the outboard	Design Patent	App # 29/818,842 FILING DATE 12/10/21
Outboard cover design — ALPHA 01 version	shape of the updated prototype cover and cowling	Design Patent	App # 29/819,262 FILING DATE 12/14/21
Trim and Tilt with cable routing thru pivot axis	A trim and tilt assembly that routes cables through the pivot axis which protects cables, keeps the bundle from excessive bending and results in a cleaner design	Utility Patent	App # 63,287,740 FILING DATE 12/09/21
Jet Drive Lower Unit for an Electric Outboard	The design of the lower jet drive as it is configured for the integration with the electric outboard	Utility Patent	App # 63,293,420 FILING DATE 12/23/21
Closed Loop Heat Exchanger Integrated in a Lower Drive Unit	Integrate a cooling radiator inside of the lower drive propeller or jet drive unit itself. Simplify the cooling circuit by eliminating the need for a raw sea water intake.	Full Non-provisional Patent	App # 18/150,943 FILING DATE 1/06/22
Closed Loop Heat Exchanger Integrated in a Lower Drive Unit	Iteration of the application above with more detail into 3D printed metal heat exchanger “insert” that would integrate into the lower unit casting.	Utility Patent	App#63,437,411 Filing Date: 1/06/23
Outboard Motor Cowling Latch Assembly	The outboard top cover should not be removed until the electric motor and inverter is safely de-energized which typically takes 4 to 5 seconds after powering down. This invention features a special latch mechanism, a sensor to detect position of latch, and a locking solenoid which will prevent inadvertent removal of cowling cover which will prevent a user from being electrocuted.	Utility Patent	App # 63/424,985 Filing Date 11/14/22
Docking Assist Motor Control and Auto-pilot mode for Trailer loading and launching	Similar to docking assist GPS guided auto-pilot systems but this one is specifically intended to assist with single handed boat launching or loading to and from a trailer. Use position sensors on the trailer, have the boat automatically guided safely by itself while the captain is backing trailer into the water, or on the trailer preparing the winch, etc.	Utility Patent	App # 63/402,124 FILED 8/30/2022
Double Motor Stack for an outboard powerhead arrangement	Cascadia and other EV motor vendors offer a configuration where the DC motor can be stacked on top of another motor to double the power output of the vehicle. Packing this into an outboard motor design might be a first for the industry and will be worth patenting if possible.	Utility Patent	App # 63/402,124 FILING DATE 8/30/22

Forza X1 Manufacturing Facility

We are currently designing a state-of-the-art manufacturing facility to incorporate the latest in closed-molded composite boat building technologies and electric motor assembly processes. We are designing a 100,000 square foot facility designed for capacity and production of 1,000 units annually that we intend to build over time in various phases. We plan to first build out an approximately 50,000 square foot facility, which will have an estimated capacity of 550 units annually, at an estimated $8 million cost of construction. We have selected a site in McDowell County, North Carolina to build our manufacturing facility and the North Carolina Economic investment committee has approved a Job Development Investment Grant providing for reimbursement to us of up to $1,367,100 over a twelve-year period. The receipt of grant funding is conditioned upon us investing over $10.5 million in land, buildings and fixtures, infrastructure and machinery and equipment by the end of 2025 and us creating as many as 170 jobs.

Before the completion of new factory construction, all fabrication for our Forza X1 boats will be performed onsite at Twin Vee’s facility. While there is limited additional manufacturing capacity at Twin Vee’s current facility for the manufacture of our electric boats, we believe the Twin Vee site can handle approximately 325 units annually, without capital improvements, in addition to current Twin Vee production.

Our ability to utilize Twin Vee’s manufacturing capacity pending completion of our own facility will be subject to its availability as determined by Twin Vee. See “Risk Factors—Risks Related to Our Business—We may not be able to commence production of our electric boats as planned.”

Industry Overview

We believe traditional marine manufacturers are at a crossroads and face significant industry-wide challenges. Much like in the automotive industry, the reliance on the gasoline-powered internal combustion engine as the principal marine powertrain technology has raised environmental concerns, created dependence among industrialized and developing nations on oil-primarily imported from foreign countries, exposed consumers to volatile fuel prices, and inhibited innovation in alternative fuel powertrain technologies.

We expect that shifting consumer preferences will result in significant growth in the market for electric boats, especially as the demand for recreational powerboats, in general, remains strong. We estimate many consumers are increasingly willing to consider buying electric-powered boats due to the environmental and economic consequences of using gasoline-powered vehicles, as demonstrated by the increased sales of hybrid and electric automobiles in recent years. In its Electric Vehicle Outlook 2021, BloombergNEF estimated that there are currently 12 million passenger EVs on the road. The prevalence of electric-powered boats is likely to follow suit. In an August 2020 Boating Industry online article, the marine-focused magazine indicated that electric boat drives represented about 2% of the market, but hybrid and pure electric boats sales were expected to rise rapidly in the coming years. Specifically, the article cites a report from independent market research company IDTechEx where it examined the electric boat and ship sector. The report estimates that the market for hybrid and pure electric boats and ships would be greater than $20 billion worldwide by 2027, finding that recreational boats is the largest and fastest growing electric marine market in sales number.

Our initiative into sustainable marine technologies and products is well-timed. The prevalence of batteries necessary to sustain a marine EV model line is expected to rise and become cheaper. BloombergNEF’s Long-Term Electric Vehicle Outlook reports that annual lithium-battery demand has proliferated in recent years, and meeting the demand will require unprecedented but achievable increases in materials, components, and cell production. Battery production capacity is expanding as more factories are brought online. Moreover, battery technology that improves power and capacity is being designed, developed, and adopted regularly. According to BloombergNEF’s report, it found that the volume-weighted average price of a lithium-ion battery pack fell 13% from 2019 to $137/kWh (kilowatt-hour) in 2020. The report estimates the volume-weighted average cost of battery packs will drop below $100/kW in 2024. The Company is establishing itself in the market at the right time to help keep production costs as low as possible and make our boats affordable for our customers.

Our Solution

Our company believes our solid foundation in boat building, electric vehicle engineering expertise, and planned direct-to-consumer system will help us rapidly innovate and introduce new boats and technologies cost-effectively. By operating our sales and service network, we believe we can offer a compelling and premium customer-centric experience while achieving operating efficiencies and capturing sales and service revenues that traditional boat manufacturers do not receive in the independent dealer model. We also plan to leverage our electric powertrain technology to develop and sell powertrain components to other boat manufacturers and owners.

We believe our proprietary electric powertrain system will enable us to design and develop zero-emission boats that overcome the design, styling, and performance issues that have historically limited broad consumer adoption of electric boats. As a result, we believe customers of our vehicles will enjoy many benefits, including:

●	Extended Run Times and Recharging Flexibility. We are designing our FX1 to offer an intermediate-range option and an option that would increase the battery pack capacity for extended run times. Charging stations specifically designed for electric boats will eventually be an option for customers as well. Norway and Venice, Italy, are beginning to construct a network of electric boat charging stations. In the United States, Lake Tahoe is now home to a rapid-charging electric boat charging station. While the US and the rest of the world begin to adopt a network of electric boat-specific stations, our design for the Forza X1 boats incorporates an onboard charging system, permitting recharging from almost any electrical outlet and residential and commercial charging stations previously only utilized for electric automobiles.

●	Energy Efficiency and Cost of Ownership. We believe our FX1 will offer consumers an attractive cost of ownership compared to similar outboard powerboats. By using a single powertrain and customizing the systems within the electric powertrain and the rest of the boat, our boats are more energy-efficient, and therefore less expensive to operate and maintain.

●	Environmental sustainability. Large gas-powered engines often leak and produce carbon emissions, both of which are generally harmful to fragile marine ecosystems. By offering a fully electric boat to our customers and an alternative to traditional propulsion systems, we can foster a more environmentally sustainable boat brand. Our greatest hope is to be purposeful stewards of the marine industry and lead by example in environmentally friendly innovation.

●	Noise Level. So often, powerboats create large amounts of noise, disturbing wildlife and making it difficult for fellow passengers to hear one another while underway. FX1’s electric powertrain will produce little to no sound, making it easier to enjoy the sounds of nature, family, and friends. Our products will also help tremendously with fishing and other sporting and water-based activities that favor less noise.

Our Strengths and Competitive Advantages

We believe that the following are the critical investment attributes of our company:

●	Assembling a Technology, Engineering and Manufacturing Team. We continue to build and add valuable, experienced and knowledgeable team members. Jim Leffew, our President and Chief Executive Officer, comes to us from Maverick Boat Group, Inc. that was recently sold to Malibu Boats. Jim Leffew has been designing, building and manufacturing boats on a large-scale basis for over 25 years. The year Maverick Boat Group was sold to Malibu Boats, Jim Leffew was overseeing the manufacturing and Maverick Boat Group was building and selling over 1,400 boats annually. The experience and knowledge that Jim Leffew brings to the table is expected to be valuable to the requirements of designing and ramping up our manufacturing facility.

●	Singular Focus and Leadership in Electric Powertrain Technology. We are focused exclusively on developing our electric boats and electric powertrain technology to achieve a compelling combination of range and performance at a price point accessible to a large segment of the boating population. We intend to use our electric powertrain expertise to innovate rapidly and sustain technological and time-to-market advantages over other marine manufacturers.

●	Combination of Expertise from the Traditional Boat Manufacturing Industry and Electrical Engineers. Our company’s founders have been in the boat building business for over 25 years. Our boat design and manufacturing knowledge are supplemented by engineers with strong skills in electrical engineering and software and controls.

●	Rapid Customer-Focused Product Development. We are designing our product development process to rapidly react to data collected from our boats, direct interaction with our customers, and feedback from our web and app platform. That information should enable us to introduce new models and features to expand our customer base and brand recognition.

●	Direct To Consumer System. We are building a vertically integrated and premium direct-to-consumer system to achieve operating efficiencies and capture sales and service revenues traditional boat manufacturers do not generally receive in the distribution and service model they employ.

●	Capital Efficiency. We believe our rapid product development process, powertrain technology applicable for future boat models, and our plan to hold lower inventory levels while still meeting customer demand will help reduce the capital required to reach operating efficiencies. This approach is designed to allow us to achieve profitability at relatively low sales volumes and create a viable long-term business.

Our Strategy

We intend to be a leading manufacturer and direct seller of electric boats and electric powertrain and propulsion technologies through the following strategies:

●	Successfully Launch our 22-foot Monohull. We believe the successful launch of our first commercially available electric boat is critical to our ability to capitalize on the marine electric vehicle market opportunity and establish ourselves as leaders in the industry. We expect to offer these products for sale to the public by the end of 2023.

●	Invest in Our Infrastructure. We plan to invest in our product development and operations infrastructure to enable our growth, product innovation, and customer experience.

●	Use a Common Platform to Introduce New Models. We intend to design our boats with an adaptable platform architecture and common electric powertrain to provide us the flexibility to use the platform to launch subsequent electric boat models cost-efficiently.

●	Focus on Technological Advancements and Cost Improvement. We intend to constantly look for ways to improve upon and further develop our proprietary electric powertrain system while reducing its manufacturing cost.

●	Build our Company-Owned Sales and Service Network. We are programming and building our expansive and vertically integrated customer-centric web and app platform to connect with customers for an end-to-end experience encompassing everything from buying, financing, delivery, service and training. This customer-centric approach to sales and service aims at simplifying access to necessary information for potential buyers and current owners alike.

●	Leverage Industry Advancements in Battery Cells. We intend to leverage the substantial investments made globally by battery cell manufacturers to improve power and capacity.

●	Build and Leverage Strategic Relationships. We intend to establish and develop strategic relationships with industry leaders to commercialize our electric boats and electric powertrain components. We envision significant opportunities with boat manufacturers to retrofit various hull configurations, replacing traditional gas outboard motors with our electric powertrain system.

Our Future Service Network

We intend to develop a support and service department that will include technicians, service representatives, quality control specialists and customer satisfaction agents. Moreover, we aim to provide convenient and comprehensive service coverage in all markets where our boats are sold, which customers may access through a comprehensive service and support website and app.

The website and app platform will be the cornerstone of our services and repair program. We have selected a web design firm for the development of our website and app. Our goal is to have the app completed by the second quarter of 2024. Our customers would be able to report through our app or interact directly with our service support team to schedule an appointment with a Forza X1 mobile service van, perform remote diagnostics or help arrange appointments with partnered boat repair technicians, marinas, and service centers with whom we have strategic relationships, arrange for service or repair work, or even schedule the boat’s transportation back to the Forza X1 factory if needed.

We believe that Forza X1 mobile service vans and trucks will be able to perform a majority of physical service calls at a customer’s home, marina, dock, or wherever our boats might be located, offering a level of convenience at lower cost than traditional dealer-owned service centers. These mobile service vans and trucks will travel to the location of the electric boats for repair, or if the boat cannot be repaired at such location, then the Forza technician will have a vehicle capable of towing the boat back to the Forza factory, where the boat will have access to a more significant amount of repair and support staff.

We believe that our electric vehicles will require less service than gas vehicles because electric vehicles are simpler to maintain than internal combustion vehicles. Our outboard motor system is expected to be less susceptible to wear and tear by exchanging hundreds of moving parts for only a few. There are no spark plugs or engine motor oil to change or worry about.

Additionally, remote diagnostics will allow the Company to find issues with customer boats remotely, in real time. In many cases, our service team will be able to provide an OTA update to resolve the issue without the customer’s boat ever leaving the customer’s sight. Our mission will be to make the servicing of our products as simple as possible by connecting to and utilizing the diagnostics technology in every Forza X1 boat. Whether a customer needs maintenance or needs repairs, we intend to provide convenient and comprehensive service and warranty coverage for our customers throughout the country.

Customers who lack Forza X1 service access through our network of mobile services vans and trucks will be able to utilize the traditional warranty claim process, which is standard throughout the recreational boat industry. In our case, a customer will contact us through our website or app and speak with our support and service department and provide them with details about the issues they are experiencing with their boat. If over-the-air updates to software or hardware are insufficient to solve the problems and FX1 customer experience and service center or mobile service van are not within range of the customer, our support and service department will provide assistance.

In the case of a covered warrantable issue, our support and service department will put them in contact with a local partnered boat repair service technicians or arrange transportation of the boat to one of our partnered marinas and service centers. If none are available in a customer’s area, our support and service department would instruct the customer to obtain a quote for the covered warranty repair work and labor at a marine service center of their choosing. They would transmit the quote for the necessary repair work to our support and service department for approval. Once approved, the work is completed on the covered warrantable repairs, and we will pay the marine service center directly.

There may be instances where the customer’s issue is too technical for a traditional marine service center (e.g., issues related to the EV components of the boat). In such cases, our support and service department would coordinate with the customer to have the boat picked up on a trailer and towed to our manufacturing facility in Fort Pierce, Florida, for service.

If a customer contacts our support and service department for maintenance or an issue not covered under warranty, then our support and service department would be able to coordinate with them to arrange service with a mobile service van, partnered boat repair technician, or partnered marina or service center and the customer will be responsible for paying them directly.

We are still in the initial stages of establishing our service plans. We are in the process of identifying potential marinas, service centers, and technicians we would like to form strategic relationships with to ensure that we have a comprehensive service support system in place when our FX1 boats are sold. Although we are planning to eventually internalize most aspects of boat warranty and service through our mobile service vans and trucks over time, initially, we plan to operate them within 500 miles of the Forza X1 factory and partner with third parties elsewhere to enable nationwide coverage for our customers’ boat service and warranty repair needs.

Competition

The performance sport boat category and the powerboat industry as a whole are highly competitive for consumers and dealers. We also compete against consumer demand for used boats. Competition affects our ability to succeed in both the markets we currently plan to serve and new markets that we may enter in the future. Competition is based primarily on brand name, price, product selection, and product performance. We will compete with several large manufacturers that may have greater financial, marketing, and other resources than we do and who are represented by dealers in the markets in which we now operate and into which we plan to expand. We also will compete with a variety of small, independent manufacturers. We cannot assure you that we will not face greater competition from existing large or small manufacturers or that we will be able to compete successfully with new competitors. Our failure to compete effectively with our current and future competitors would adversely affect our business, financial condition, and results of operations.

We also compete with other leisure activities. Our boats are not necessities and in times of economic hardship, consumers may cease purchasing non-essential items. Luxury items may not be used for recreational and sport purposes, and demand for our boats may be adversely affected by competition from other activities that occupy consumers’ leisure time and by changes in consumer lifestyle, usage pattern or taste.

We also face competition for employees. Competition for individuals with experience designing, manufacturing and servicing electric boats is intense, and we may not be able to attract, assimilate, train or retain additional highly qualified personnel in the future. The failure to attract, integrate, train, motivate and retain these additional employees could seriously harm our business and prospects.

For more information, see “Risk Factors—Risks Related to Our Business—Our industry is characterized by intense competition, which affects our sales and profits” and “If we fail to manage future growth effectively, we may not be able to market or sell our products successfully.”

Environmental and Safety Matters

Certain materials used in our manufacturing, including the resins used in production of our boats, are toxic, flammable, corrosive or reactive and are classified by the federal and state governments as “hazardous materials.” Control of these substances is regulated by the Environmental Protection Agency, or EPA, and state pollution control agencies. The United States Clean Air Act (the “CAA”) and corresponding state and provincial rules regulate emissions of air pollutants. The Occupational Safety and Health Administration, or OSHA, standards limit the amount of emissions to which an employee may be exposed without the need for respiratory protection or upgraded plant ventilation. Twin Vee’s facilities are, and our future factory will be, regularly inspected by OSHA and by state and local inspection agencies and departments. We believe that Twin Vee’s facilities comply in all material aspects with these regulations. Although we anticipate that once our factory is built, we will incur capital expenditures related to compliance with environmental laws, we do not currently anticipate incurring any material expenditure in order to comply with environmental or safety regulations in connection with our future manufacturing facility.

Powerboats sold in the United States must be manufactured to meet the standards of certification required by the United States Coast Guard. In addition, boats manufactured for sale in the European Community must be certified to meet the European Community’s imported manufactured products standards. These certifications specify standards for the design and construction of powerboats. We believe that all of our boats will meet these standards. In addition, safety of recreational boats is subject to federal regulation under the Boat Safety Act of 1971, which requires boat manufacturers to recall products for replacement of parts or components that have demonstrated defects affecting safety. Twin Vee has instituted recalls for defective component parts produced by certain of its third-party suppliers. None of Twin Vee’s recalls has had a material adverse effect on it. We expect to begin production of our two FX1 electric boats and commence selling to end user customers by late 2023. Once we have commenced production of our electric boats, we intend to institute recalls for any defective component parts produced by our third-party suppliers.

If we are not able to pass these additional costs along to our customers, it may have a negative impact on our business and financial condition.

Privacy and Security

According to the Federal Trade Commission (the “FTC”), failing to take appropriate steps to keep consumers’ personal information secure constitutes unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act. The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable health information is considered sensitive data that merits stronger safeguards.

In addition, certain states and non-U.S. laws, such as the General Data Protection Regulation , govern the privacy and security of personal data. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. For example, California recently enacted the California Consumer Privacy Act, or CCPA, which took effect on January 1, 2020 and was amended and expanded by the California Privacy Rights Act, or CPRA, which took effect on January 1, 2023. The CCPA, as amended by the CPRA, among other things, creates new data privacy obligations for covered companies and provides new privacy rights to California residents, including the right to opt out of certain disclosures of their information and the right to access information about how their data is being used.

State Dealership and Servicing Regulations

We intend to comply with specific state regulations, if any, regarding boat dealerships and servicing when we establish our direct-to-consumer sales and service model. While there are limitations on the ability of a motor vehicle manufacturer to act as its own dealer to provide direct sales in many states, these limitations generally do not apply to boat manufacturers.

We will investigate each state’s laws before our products become available for purchase in that jurisdiction. To determine how the laws would apply to our business would require fact-specific analysis of numerous factors of business in the state, including whether we have a physical presence or employees, whether we advertise or conduct other marketing activities, how sale transactions are structured, the volume of sales into the state, and whether the state prohibits boat manufacturers from acting as dealers or servicing boats.

We plan to establish direct-to-consumer sales in those states where we are permitted to engage in direct-sales of our products. Moreover, in states where the law is unclear or prohibitive of direct sales, we intend to work with the governments of those states to carve out an exception for the sale of zero emission boats that are not available at other dealers within the state and use OneWater sites, where applicable, for the purpose of selling, delivering and servicing our boats within that particular state.

As a result, we may not be able to sell to customers in each state in the United States or provide service from a location in every state.

Employees/Human Capital

We believe we maintain excellent relations with our employees. As of June 6, 2023, we employed eighteen people  as full-time employees, in addition to these employees additional administrative support is provided  by Twin Vee. We also work with a variety of third-party consultants, including naval architects, electrical engineers, prototype professionals and procurement professionals. None of our employees are represented by a labor union. See “Certain Relationships and Related Party Transactions—Transition Services Agreement.”

Corporate Information

Our principal executive office is located at 3101 S. US-1, Ft. Pierce, Florida 34982, and our telephone number is 772-202-8039. We maintain our corporate website at www.forzax1.com. Investors should not rely on any such information in deciding whether to purchase our common stock.

Forza X1, Inc. was initially incorporated as Electra Power Sports, Inc. on October 15, 2021, but we subsequently changed our name to Forza X1, Inc. on October 29, 2021. Our majority shareholder was incorporated in the State of Florida as Twin Vee Catamarans, Inc. on December 1, 2009, and reincorporated in Delaware on April 7, 2021, as Twin Vee PowerCats Co.

On July 22, 2022, our Board and our sole stockholders approved a forward split that was effected on July 22, 2022 at a ratio of 1.076923077:1, such that after the forward split our outstanding shares of common stock increased to 7,000,000 shares of common stock.

Facilities

We currently share our corporate headquarters located at 3101 US Highway 1, Fort Pierce, Florida, 34982 with Twin Vee. Twin Vee’s parent company, Twin Vee PowerCats, Inc., leases the facility from Visconti Holdings, LLC, (“Visconti Holdings”) an entity owned and controlled by our Executive Chairman and Chief of Product Development, Joseph Visconti pursuant to a lease agreement (the “Lease Agreement”), dated January 1, 2020, by and among the Company, Visconti Holdings, LLC and Twin Vee PowerCats, Inc. The Lease Agreement currently has a 5-year term, with an option to renew for an additional 5-year term. Twin Vee PowerCats, Co., currently pays Visconti Holdings $26,500 per month plus applicable sales and use tax, which is currently 7% in St. Lucie County. While we believe these headquarters are adequate for our current operations and needs, we do believe that the capacity at the facility will not be sufficient to support both our full-scale production and Twin Vee’s full-scale production. We are currently in negotiations for a new site to build the Forza factory. We are currently designing a state-of-the-art manufacturing facility to be built on a new parcel of land as our future boat manufacturing facility. The parcel of land to be acquired and the manufacturing facility to be built on such property will be owned by us, and not Twin Vee. In October of 2022, we signed a two-year lease agreement, on an 8,800 square foot warehouse facility in Old Fort, North Carolina to begin building our prototype motors. The monthly base rent will be $7,517 the first year, including taxes and common area maintenance, the lease required a $7,517 security deposit. The bases rent will increase three (3%) on the anniversary of the annual term. See “Forza FX1 Future Factory.”

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages and positions of our executive officers and directors as of the date of this Registration Statement:

Name	Age	Position
Executive Officers:
Joseph C. Visconti	58	Executive Chairman of the Board and Chief of Product Development
Jim Leffew	59	President, Chief Executive Officer and Director
Carrie Gunnerson	48	Interim Chief Financial Officer

Non-Employee Directors:
Marcia Kull (1)(2)(3)	65	Director
Neil Ross (1)(2)(3)(6)	61	Director
Kevin Schuyler (1)(2)(3)(4)(5)	54	Director

(1) Member of the audit committee

(2) Member of the compensation committee

(3) Member of the corporate governance and nominating committee

(4) Chair of audit committee

(5) Chair of compensation committee

(6) Chair of corporate governance and nominating committee

Executive Officers

Joseph Visconti, Executive Chairman of the Board and Chief of Product Development

Mr. Visconti has been our Executive Chairman of the Board and Chief of Product Development since July 22, 2022. From our inception (October 15, 2021) until July 22, 2022, Mr. Visconti served as our Chairman of the Board and the Chief Executive Officer. He also serves as the Chief Executive Officer, President and Director of Twin Vee PowerCats Co., our majority owner, since 2015, which is listed on the Nasdaq Capital Market. He is also the Chairman of the Board and Chief Executive Officer of, Twin Vee PowerCats, Inc., the parent company of Twin Vee PowerCats Co. With over 25 years of executive level operational and financial experience, Mr. Visconti was the founder, CEO and President of two previous companies, the first company was a regional Investment Bank that he built to over 400 employees and sold in 2000. The second company was ValueRich, a financial media company that was taken public on the American Stock Exchange in 2007. ValueRich transitioned from media related business to Twin Vee PowerCats, Inc. in 2015. Mr. Visconti has experience building teams of professionals with a focus on product development and bringing those products to market. Mr. Visconti received his Associate’s degree from Lynn University in 1984. We believe that Mr. Visconti’s operational and financial experience makes him well qualified to serve on our board of directors as our Executive Chairman of the Board.

Mr. Visconti currently devotes approximately 20% of his working time to our affairs.

Jim Leffew, President, Chief Executive Officer and Director

Jim Leffew was appointed as our President in December 2021, and then to our Chief Executive Officer on July 22, 2022. Mr. Leffew served as the Senior Vice President, Manufacturing of Maverick Boat Group, Inc. from September 1999 until April 2021, where he was responsible for overseeing manufacturing operations and over 450 direct employees at a company with over $125 million in sales. Prior to joining Maverick Boat Group, Inc., from September 1994 to September 1999 he was a Facilities Director at the Harbor Branch Oceanographic Institution where he directed all construction and maintenance needs for an over 500,000 square foot mixed-use space and managed a budget exceeding $5 million a year. Mr. Leffew received his Bachelor of Science in Mechanical Engineering from the University of Central Florida in July 1987. Mr. Leffew’s history and experience manufacturing products, budgeting and forecasting and managing direct employees will make him a valuable member of our management and member of our board of directors.

Carrie Gunnerson, Interim Chief Financial Officer

Ms. Gunnerson was appointed Interim Chief Financial Officer on February 6, 2023, upon the resignation of Nicole Camacho, as Chief Financial Officer. Ms. Gunnerson served as our Chief Financial Officer since our inception (October 15, 2021) until the consummation of our IPO in August 2022 and the Chief Financial Officer of Twin Vee PowerCats Co., our parent company, since October 2021. Ms. Gunnerson served as the President and Chief Executive Officer of Art’s Way Manufacturing Co., Inc. (‘Art’s Way”) from October 18, 2007 until July 21, 2020, as its Chief Financial Officer from July 2004 until January 2012 and interim from September 2012 until January 22, 2015 and again from May 31, 2018 until February 1, 2020. Prior to joining Art’s Way in 2004, from 2001 until 2004 Ms. Gunnerson was employed by Tyco Plastics Inc., where she was responsible for all of the functions of a controller. Ms. Gunnerson was named a director of the Farm Equipment Manufacturers Association, effective in November 2016.

Independent Directors

Kevin Schuyler, CFA, Director

Kevin Schuyler has been a member of our Board of Directors since December 2021 and a member of the Board of Directors of Twin Vee PowerCats Co., our majority shareholder, since July 2022. Mr. Schuyler is the Vice Chairman of the board of directors and Lead Independent Director of Adial Pharmaceuticals, Inc. (NASDAQ: ADIL) where he has served as a director since April 2016. He currently also serves as a senior managing director at CornerStone Partners, a full-service institutional CIO and investment office located in Charlottesville, VA, with approximately $12 billion under management. Prior to joining CornerStone Partners in 2006, he held various positions with McKinsey & Company, Louis Dreyfus Corporation and The Nature Conservancy. Mr. Schuyler serves on various boards and committees of Sentara Martha Jefferson Hospital, the US Endowment for Forestry and Communities, and Stone Barns Center. He is a member of the investment committee of the Margaret A. Cargill Philanthropies. Mr. Schuyler graduated with honors from Harvard College and received his MBA from The Darden Graduate School of Business at the University of Virginia. He is a member of the Chartered Financial Analyst Society of Washington, DC. We selected Mr. Schuyler to serve on our board of directors because he brings extensive knowledge of the financial markets. Mr. Schuyler’s business background provides him with a broad understanding of the financial markets and the financing opportunities available to us.

Neil Ross, Director

Mr. Ross has been a member of our Board of Directors since December 2021 and a member of the Board of Directors of Twin Vee PowerCats Co., our majority shareholder, since April 2021. He has over 30 years of experience in launching products and companies and promoting and growing brands. He has served as the Chief Executive Officer of James Ross Advertising since founding it in February 2003. Most notably, Neil has extensive marine experience partnering with brands like Galati Yachts Sales, Jefferson Beach Yacht Sales, Allied Marine, Bertram Yachts, Twin Vee, Jupiter Marine and Sealine to name a few. Mr. Ross received his Bachelor’s degree from Florida State University. We believe Mr. Ross’ experience in the yacht and boating industry as well as his expertise in brand awareness and growth makes him well qualified to be a director of the Company.

Marcia Kull, Director

Ms. Kull has been a member of our Board of Directors since July 2022. Since November 2017, Ms. Kull has served as President of SheGoes, Inc., where she provides consulting services that guide manufacturers’ strategic efforts to prepare regulators and distribution chains to accept and advocate for new technologies. From April 2017 through October 2017, she served as President of Torqeedo, Inc., a pioneer in the field of water-based electromobility, where she guided the global sales team to exceed revenue target, resulting in a successful acquisition. From April 2005 through March 2017, Ms. Kull worked at Volvo Penta where she served as Vice President-Marine Sales (from November 2011 through March 2017) where she led a diverse sales team offering products in both leisure (gasoline stern drive, diesel inboard, stern drive, jet and Volvo Penta IPS) and commercial marine segments throughout the United States, Canada, Mexico, the Caribbean and Central America. Ms. Kull also practiced as a trial attorney for over 11 years where she specialized in defending manufacturers in complex products liability, warranty and other business litigation. Ms. Kull received her Bachelor’s degree from the University of Iowa and her JD from the University of Iowa College of Law. We believe Ms. Kull’s business experience, particularly in the boating industry as well as her legal expertise makes her well qualified to be a director of the Company.

Family Relationships

No family relationships exist between any director, executive officer or person nominated or chosen to be a director or officer.

Board of Directors Composition

Our board of directors currently consists of five members. Each of our current directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation or removal.

Our amended and restated certificate of incorporation provides that our board of directors is divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our current directors are divided among the three classes as follows:

●	the Class I directors are Jim Leffew and Kevin Schuyler, and their terms will expire at the annual meeting of stockholders to be held in 2023;

●	the Class II director is Marcia Kull, and her term will expire at the annual meeting of stockholders to be held in 2024; and

●	the Class III directors are Neil Ross and Joseph Visconti, and their terms will expire at the annual meeting of stockholders to be held in 2025.

At each annual meeting of stockholders, upon the expiration of the term of a class of directors, the successor to each such director in the class will be elected to serve from the time of election and qualification until the third annual meeting following his or her election and until his or her successor is duly elected and qualified, in accordance with our amended and restated certificate of incorporation. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

In addition, under the terms of our amended and restated certificate of incorporation and our amended and restated bylaws, members of our board of directors may only be removed for cause. This may also have the effect of delaying or preventing changes in control of our company.

Director Independence

Our common stock has traded The Nasdaq Capital Market, or Nasdaq, under the symbol “FRZA” since August 12, 2022. Under the rules of Nasdaq, independent directors must comprise a majority of a listed company’s board of directors within one year of the completion of its initial public offering. In addition, the rules of Nasdaq require that, subject to specified exceptions, each member of a listed company’s audit, compensation and corporate governance and nominating committees be independent. Audit committee members and compensation committee members must also satisfy the independence criteria set forth in Rule 10A-3 and Rule 10C-1, respectively, under the Exchange Act. Under the rules of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

To be considered to be independent for purposes of Rule 10A-3 and under the rules of Nasdaq, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board of directors committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

To be considered independent for purposes of Rule 10C-1 and under the rules of Nasdaq, the board of directors must affirmatively determine that each member of the compensation committee is independent, including a consideration of all factors specifically relevant to determining whether the director has a relationship to the company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the company to such director; and (ii) whether such director is affiliated with the company, a subsidiary of the company or an affiliate of a subsidiary of the company.

Our board of directors undertook a review of its composition, the composition of its committees and the independence of our directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each non-employee director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that none of Messrs. Ross and Schuyler and Ms. Kull have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of Nasdaq and Rule 10A-3 and Rule 10C-1under the Exchange Act.

In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Board of Directors Leadership Structure

Mr. Visconti serves as our Executive Chairman and Jim Leffew serves as our Chief Executive Officer. Our Board does not have a lead independent director. Our Board determined that the creation of a separate Executive Chairman role, distinct from the Chief Executive Officer role, enables Mr. Visconti to continue to work with our future Chief Executive Officer, Mr. Leffew, and our senior management, to help shape and execute our strategy and direction, as well as other key business initiatives, subject in all cases to the direction of the Board of Directors. Our Board has determined its leadership structure is appropriate and effective given our stage of development.

Board of Directors Committees

We currently have an audit committee, a compensation committee and a corporate governance and nominating committee, each of which have the composition and the responsibilities described below. The following table shows the directors who are currently members or Chairman of each of these committees.

Board Members	Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee
Marcia Kull	Member	Member	Member
Neil Ross	Member	Member	Chairman
Kevin Schuyler	Chairman	Chairman	Member

Audit Committee

The members of our audit committee consist of Marcia Kull, Neil Ross and Kevin Schuyler. Mr. Schuyler serves as the chair of our audit committee. All of the members of the audit committee are independent, as that term is defined under the rules of Nasdaq. The primary purpose of the audit committee is to oversee the quality and integrity of our accounting and financial reporting processes and the audit of our financial statements. Specifically, the audit committee will:

●	select and hire the independent registered public accounting firm to audit our financial statements;

●	help to ensure the independence and performance of the independent registered public accounting firm;

●	approve audit and non-audit services and fees;

●	review financial statements and discuss with management and the independent registered public accounting firm our annual audited and quarterly financial statements, the results of the independent audit and the quarterly reviews and the reports and certifications regarding internal controls over financial reporting and disclosure controls;

●	prepare the audit committee report that the SEC requires to be included in our annual proxy statement;

●	review reports and communications from the independent registered public accounting firm;

●	review the adequacy and effectiveness of our internal controls and disclosure controls and procedure;

●	review our policies on risk assessment and risk management;

●	review related party transactions; and

●	establish and oversee procedures for the receipt, retention and treatment of accounting related complaints and the confidential submission by our employees of concerns regarding questionable accounting or auditing matters.

Our audit committee operates under a written charter that satisfies the applicable rules of the SEC and the listing standards of Nasdaq. The Board has determined that Mr. Schuyler is an audit committee financial expert, as such term is used in Section 407 of Regulation S-K.

Compensation Committee

Our compensation committee consists of Kevin Schuyler, Neil Ross and Marcia Kull. Mr. Schuyler serves as the chair of our compensation committee. All of the members of our compensation committee are independent, as that term is defined under the rules of Nasdaq. Our compensation committee oversees our compensation policies, plans and benefits programs. The compensation committee also:

●	oversees our overall compensation philosophy and compensation policies, plans and benefit programs;

●	reviews and recommends to our board of directors for approval compensation for our executive officers and directors;

●	prepares the compensation committee report that the SEC would require to be included in our annual proxy statement if we were no longer deemed to be an emerging growth company or a smaller reporting company; and

●	administers our equity compensation plans.

Our compensation committee operates under a written charter that satisfies the applicable rules of the SEC and the listing standards of Nasdaq.

Corporate Governance and Nominating Committee

The members of our corporate governance and nominating committee consist of Neil Ross, Marcia Kull and Kevin Schuyler. Neil Ross serves as the chair of our corporate governance and nominating committee. Each is independent, as that term is defined under the rules of Nasdaq. Our corporate governance and nominating committee oversees and assists our board of directors in reviewing and recommending nominees for election as directors. Specifically, the corporate governance and nominating committee:

●	identifies, evaluates and makes recommendations to our board of directors regarding nominees for election to our board of directors and its committees;

●	considers and make recommendations to our board of directors regarding the composition of our board of directors and its committees;

●	reviews developments in corporate governance practices;

●	evaluates the adequacy of our corporate governance practices and reporting; and

●	evaluates the performance of our board of directors and of individual directors.

Our corporate governance and nominating committee operates under a written charter that satisfies the applicable rules of the SEC and the listing standards of Nasdaq.

The FX1 Engineering and Technical Team

Daniel Norton, Director of Engineering.

Mr. Norton has spent over 20 years working in the technical design engineering arena for companies including Caterpillar Inc., Gerber Technology, and ATI Industrial Automation, in various project management and engineering development positions. He currently holds over 20 patents related to innovative electromechanical solutions to automation, boat docking, and work piece clamping. He is also the inventor of the NLS (Nautical Landing System) technology and has been developing the Smartlander positive restraint system for use in heavy duty marine applications. From February 1, 2021 until December 2021, when he commenced working for us as our Director of Engineering, Mr. Norton served as Twin Vee’s Chief Engineer. Mr. Norton received his Bachelor of Science degree in Mechanical Engineering in 1998, from Northeastern University and is a member of the American Society of Mechanical Engineers. He received his Certified Scrum Product Owner certification in 2019.

Jean-Marc Zanni, Chief Technology Officer.

Mr. Zanni specializes in integrating solutions for marine and industrial automation projects focusing on fluid dynamics and marine engineering. Mr. Zanni has more than 20 years of industrial high-voltage electrical system practical experience developing and implementing proprietary software control technology used to optimize electrical energy management and battery chemistry. Mr. Zanni served as a consultant to Twin Vee until January 2022 when he became our Chief Technology Officer. Mr. Zanni has served from June 2015 to December 2021 as the President of AE&M Engineering, a company he founded, designing clean hybrid energy solutions for specialty markets. Prior to founding AE&M Engineering, from October 2010 to May 2015, Mr. Zanni served as the Director of Engineering ReGen Nautic USA. In this capacity he served as a proxy member for the American Boating & Yachting Counsel (ABYC) Committee for Electric Propulsion. Mr. Zanni received his Engineering Master’s degree at E.N.S. des Arts et Métiers (ParisTech) in June 1983.

Chandan R. Chittimalle, Chief Electrical Engineer.

Mr. Chittmalle served as Senior Controls Engineer of Twin Vee from July 2021 until January 2022, when he commenced working for us as our Chief Electrical Engineer. He also served as the Senior Controls Engineer of Thrustmaster of Texas, Inc. from August 2019 to November 2021 designing and developing battery charging control systems and battery cooling systems. From August 2015 to August 2019, he served as an Electrical Design Engineer III, and from August 2012 to August 2015, her served as an Electrical Intern/ Electrical Design Engineer, at Thrustmaster of Texas, Inc. Mr. Chittimalle received his Master of Science, Engineering from California State University in 2014.

Family Relationships

No family relationships exist between any director, executive officer or person nominated or chosen to be a director or officer.

Board of Directors Composition

Our board of directors currently consists of seven members. Each of our current directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation or removal.

Our amended and restated certificate of incorporation provides that our board of directors is divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our current directors are divided among the three classes as follows:

●	the Class I directors are Jim Leffew and Kevin Schuyler, and their terms will expire at the annual meeting of stockholders to be held in 2023;

●	the Class II director is Marcia Kull, and her term will expire at the annual meeting of stockholders to be held in 2024; and

●	the Class III directors are Neil Ross and Joseph Visconti, and their terms will expire at the annual meeting of stockholders to be held in 2025.

At each annual meeting of stockholders, upon the expiration of the term of a class of directors, the successor to each such director in the class will be elected to serve from the time of election and qualification until the third annual meeting following his or her election and until his or her successor is duly elected and qualified, in accordance with our amended and restated certificate of incorporation. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

In addition, under the terms of our amended and restated certificate of incorporation and our amended and restated bylaws, members of our board of directors may only be removed for cause. This may also have the effect of delaying or preventing changes in control of our company.

Director Independence

Our common stock is listed on the Nasdaq Capital Market, or Nasdaq. Under the rules of Nasdaq, independent directors must comprise a majority of a listed company’s board of directors within one year of the completion of its initial public offering. In addition, the rules of Nasdaq require that, subject to specified exceptions, each member of a listed company’s audit, compensation and corporate governance and nominating committees be independent. Audit committee members and compensation committee members must also satisfy the independence criteria set forth in Rule 10A-3 and Rule 10C-1, respectively, under the Exchange Act. Under the rules of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

To be considered to be independent for purposes of Rule 10A-3 and under the rules of Nasdaq, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board of directors committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

To be considered independent for purposes of Rule 10C-1 and under the rules of Nasdaq, the board of directors must affirmatively determine that each member of the compensation committee is independent, including a consideration of all factors specifically relevant to determining whether the director has a relationship to the company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the company to such director; and (ii) whether such director is affiliated with the company, a subsidiary of the company or an affiliate of a subsidiary of the company.

Our board of directors undertook a review of its composition, the composition of its committees and the independence of our directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each non-employee director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that none of Messrs. Ross and Schuyler and Ms. Kull have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of Nasdaq and Rule 10A-3 and Rule 10C-1under the Exchange Act.

In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Board of Directors Leadership Structure

Mr. Visconti serves as our Executive Chairman and Jim Leffew serves as our Chief Executive Officer. Our Board does not have a lead independent director. Our Board determined that the creation of a separate Executive Chairman role, distinct from the Chief Executive Officer role, enables Mr. Visconti to continue to work with our future Chief Executive Officer, Mr. Leffew, and our senior management, to help shape and execute our strategy and direction, as well as other key business initiatives, subject in all cases to the direction of the Board of Directors. Our Board has determined its leadership structure is appropriate and effective given our stage of development.

Board of Directors Committees

Our board of directors has an audit committee, a compensation committee and a corporate governance and nominating committee, having the composition and the responsibilities described below.

Audit Committee

The members of our audit committee consist of Marcia Kull, Neil Ross and Kevin Schuyler. Mr. Schuyler is the chair of our audit committee. All of the members of the audit committee are independent, as that term is defined under the rules of Nasdaq. The primary purpose of the audit committee is to oversee the quality and integrity of our accounting and financial reporting processes and the audit of our financial statements. Specifically, the audit committee will:

●	select and hire the independent registered public accounting firm to audit our financial statements;

●	help to ensure the independence and performance of the independent registered public accounting firm;

●	approve audit and non-audit services and fees;

●	review financial statements and discuss with management and the independent registered public accounting firm our annual audited and quarterly financial statements, the results of the independent audit and the quarterly reviews and the reports and certifications regarding internal controls over financial reporting and disclosure controls;

●	prepare the audit committee report that the SEC requires to be included in our annual proxy statement;

●	review reports and communications from the independent registered public accounting firm;

●	review the adequacy and effectiveness of our internal controls and disclosure controls and procedure;

●	review our policies on risk assessment and risk management;

●	review related party transactions; and

●	establish and oversee procedures for the receipt, retention and treatment of accounting related complaints and the confidential submission by our employees of concerns regarding questionable accounting or auditing matters.

Our audit committee operates under a written charter which satisfies the applicable rules of the SEC and the listing standards of Nasdaq.

Our board of directors has determined that Mr. Schuyler is an “audit committee financial expert” as defined in applicable SEC rules.

Compensation Committee

Our compensation committee consists of Kevin Schuyler, Neil Ross and Marcia Kull. Mr. Schuyler is the chair of our compensation committee. All of the members of our compensation committee are independent, as that term is defined under the rules of Nasdaq. Our compensation committee oversees our compensation policies, plans and benefits programs. The compensation committee will also:

●	oversee our overall compensation philosophy and compensation policies, plans and benefit programs;

●	review and recommend to our board of directors for approval compensation for our executive officers and directors;

●	prepare the compensation committee report that the SEC would require to be included in our annual proxy statement if we were no longer deemed to be an emerging growth company or a smaller reporting company; and

●	administer our equity compensation plans.

Our compensation committee operates under a written charter which satisfies the applicable rules of the SEC and the listing standards of Nasdaq.

Corporate Governance and Nominating Committee

The members of our corporate governance and nominating committee consist of Neil Ross and Marcia Kull. Mr. Ross is the chair of our corporate governance and nominating committee. All are independent, as that term is defined under the rules of Nasdaq. Our corporate governance and nominating committee oversees and assists our board of directors in reviewing and recommending nominees for election as directors. Specifically, the corporate governance and nominating committee will:

●	identify, evaluate and make recommendations to our board of directors regarding nominees for election to our board of directors and its committees;

●	consider and make recommendations to our board of directors regarding the composition of our board of directors and its committees;

●	review developments in corporate governance practices;

●	evaluate the adequacy of our corporate governance practices and reporting; and

●	evaluate the performance of our board of directors and of individual directors.

Our corporate governance and nominating committee operates under a written charter which will satisfies the applicable rules of the SEC and the listing standards of Nasdaq.

Director Compensation

Prior to our IPO, our directors had not received any compensation for their service as directors. Since our IPO, directors who are not employees will receive compensation for their service as directors, including service as members of each committee on which they serve.

Cash Compensation

All non-employee directors will be entitled to receive the following cash compensation for their services following the effective date of the registration statement of which this prospectus forms a part:

●	$10,000 per year for service as a board member;

●	$20,000 per year additionally for service as chair of the audit committee;

●	$7,500 per year additionally for service as member of the audit committee (excluding committee chair);

●	$15,000 per year additionally for service as chair of the compensation committee;

●	$5,000 per year additionally for service as member of the compensation committee (excluding committee chair);

●	$7,500 per year additionally for service as chair of the corporate governance and nominating committee;

●	$3,000 per year additionally for service as member of the corporate governance and nominating committee (excluding committee chair);

All cash payments to non-employee directors who served in the relevant capacity at any point during the immediately preceding prior fiscal quarter will be paid quarterly in arrears. A non-employee director who served in the relevant capacity during only a portion of the prior fiscal quarter will receive a pro-rated payment of the quarterly payment of the applicable cash retainer.

Equity Compensation

Effective upon the closing of our IPO, each non-employee director received an initial grant of non-qualified stock options under our 2022 Plan to purchase 5,500 shares of our common stock, which options will vest pro rata on a monthly basis over a period of twelve months from the grant date, subject to the grantee’s continued service through that date. We intend to make annual equity grants to non-employee directors coincident with each annual meeting of stockholders.

Compensation Committee Interlocks and Inside Participation

None of the members of our compensation committee are or have been an officer or employee of our company. None of our executive officers currently serve, or in the past fiscal year has served, on the board of directors or compensation committee (or other board of directors’ committee performing equivalent functions) of any entity that has one or more executive officers serving on such board of directors or compensation committee, other than our parent company.

Risk Oversight

In its governance role, and particularly in exercising its duty of care and diligence, the board of directors is responsible for ensuring that appropriate risk management policies and procedures are in place to protect the company’s assets and business. Our board of directors has broad and ultimate oversight responsibility for our risk management processes and programs and executive management is responsible for the day-to-day evaluation and management of risks to our company.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following the completion of this offering, the code of business conduct and ethics will be available on our website at www.forzax1.com. We intend to disclose future amendments to such code, or any waivers of its requirements, applicable to any principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions or our directors on our website identified above. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus. We will provide any person, without charge, upon request, a copy of our code of conduct and ethics. Such requests should be made in writing to the attention of Glenn Sonoda, Secretary, Forza X1, Inc., 3101 US-1 Fort Pierce, Florida 34982.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by Delaware law. Delaware law prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

●	any breach of the director’s duty of loyalty to us or to our stockholders;

●	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

●	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

●	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In the case of an action or proceeding by or in the right of our company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that these charter and bylaw provisions are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. Moreover, a stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

We have entered into separate indemnification agreements with each of our directors and executive officers, in addition to the indemnification that will be provided for in our amended and restated certificate of incorporation and bylaws. The indemnification agreements and our amended restated certificate of incorporation and bylaws require us to indemnify our directors, executive officers and certain controlling persons to the fullest extent permitted by Delaware law. See the section titled “Description of Capital Stock — Limitations on Liability and Indemnification of Officers and Directors” for additional information.

EXECUTIVE COMPENSATION

Our named executive officers for the year ended December 31, 2022, which consisted of our principal executive officer and the next most highly compensated executive officers, were:

●	Joseph C. Visconti, Executive Chairman and Chief of Product Development

●	Jim Leffew, President and Chief Executive Officer

●	Carrie Gunnerson, Interim Chief Financial Officer

Summary Compensation Table

The following table sets forth information regarding the compensation that was paid to our named executive officers during the years ended December 31, 2022 and December 31, 2021.

Name and Principal Position	Year	Salary	Bonus	Option Awards (1)	All Other Compensation	Total ($)
Joseph C. Visconti (2)	2022	27,115	—	1,742,757	—	1,769,872
Executive Chairman and Chief of Product Development	2021	—	—	—	—	—

Jim Leffew (3)	2022	225,961	10,000	1,742,757	9,354	1,988,072
President and Chief Executive Officer	2021	4,808	—	—	—	4,808

Carrie Gunnerson (4)	2022	—	—	107,516	—	107,516
Interim Chief Financial Officer	2021	—	—	—	—	—

(1)	The amounts in the “Option Awards” column reflect the dollar amounts of the grant date fair value for the financial statement reporting purposes for stock options for the fiscal year ended December 31, 2022 in accordance with ASC 718. The fair value of the options was determined using the Black-Scholes model. For a discussion of the assumptions used in computing this valuation, see Note 12 of the Notes to audited Financial Statements included elsewhere in the Registration Statement of which this Prospectus forms a part

(2)	During the year ended December 31, 2021, we did not pay any compensation for services rendered by Mr. Visconti; however, Mr. Visconti did receive compensation from Twin Vee for services performed for us and for Twin Vee. Mr. Visconti was appointed our Executive Chairman and Chief of Product Development in July 2022.

(3)	Mr. Leffew was appointed our Chief Executive Officer in July 2022.

(4)	Consists of 9,354 of health insurance expenses paid in 2022.

(5)	During the year ended December 31, 2022 and 2021, we did not pay any cash compensation for services rendered by Mrs. Gunnerson, however Mrs. Gunnerson did receive compensation from Twin Vee for services performed for us and for Twin Vee and an option grant. Mrs. Gunnerson served as our Chief Financial Officer until the appointment of Ms. Camacho in August 2022 and was appointed as our Interim Chief Financial Officer on February 6, 2023 upon the resignation of Ms. Camacho.

Outstanding Equity Awards at Fiscal Year-End (December 31, 2022)

The following table provides information about the number of outstanding equity awards held by each of our named executive officers as of December 31, 2022:

Option Awards			Stock Awards
Name	Number of Securities Underlying Unexercised Options (Exercisable)	Number of Securities Underlying Unexercised Options (Unexercisable)	Option Exercise Price	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares That Have Not Vested

Joseph C. Visconti	133,333	266,667(1)	5.00	8/10/2032	—	—
Executive Chairman and Chief of Product Development	19,444	80,556(1)	1.33	12/14/2032

Jim Leffew	133,333	266,667(1)	5.00	8/10/2032	—	—
President and Chief Executive Officer	19,444	80,556(1)	1.33	12/14/2032

					—	—

Carrie Gunnerson(1)	19,444	80,556(2)	1.33	12/14/2032	—	—
Interim Chief Financial Officer

(1)	Mr. Visconti’s and Mr. Leffew’s options vest monthly over three years from the date of grant.

(2)	Mrs. Gunnerson served as our Chief Financial Officer until the appointment of Ms. Camacho in August 2022 and was appointed as our Interim Chief Financial Officer on February 6, 2023 upon the resignation of Ms. Camacho. Mrs. Gunnerson’s stock vests monthly over three years from the date of grant.

Employment Arrangements with Our Named Executive Officers

Jim Leffew

We have entered into a three-year employment agreement with Mr. Leffew (the “Leffew Employment Agreement”) effective as of December 15, 2021 (the “Effective Date”) as amended on July 22, 2022. Under the Leffew Employment Agreement, as amended Mr. Leffew serves as our President and Chief Executive Officer. He receives an annual base salary of $125,000 and is eligible to receive an annual performance cash bonus with a target amount equal to 100% of his annual base salary, based upon achievement of performance goals established by the compensation committee of the board of directors. In addition, upon the completion of the IPO, Mr. Leffew’s annual base salary was increased to $250,000 and he will be granted a stock option to purchase 400,000 shares of our common stock under our proposed 2022 Stock Option Plan, which will vest pro rata on a monthly basis over a three-year period subject to continued employment through each vesting date.

The Leffew Employment Agreement provides that Mr. Leffew will be eligible to participate in all benefit and fringe benefit plans generally made available to our other executive officers. In addition, he is entitled to four weeks of paid vacation per year.

The Leffew Employment Agreement provides that it shall continue until terminated (i) by mutual agreement; (ii) due to death or disability of Mr. Leffew; (iii) by Mr. Leffew without good reason upon 90 days written notice to us; (iv) by us for cause (as defined in the Leffew Employment Agreement); (v) by us without cause; or (vi) by Mr. Leffew for good reason (as defined in the Leffew Employment Agreement).

Pursuant to the Leffew Employment Agreement, Mr. Leffew is subject to a one-year post-termination non-compete and non-solicit of employees and clients. He is also bound by confidentiality provisions.

In the event of a termination by us without cause or a termination by Mr. Leffew for good reason during the first six months following the Effective Date, he will receive a severance payment equal to his monthly base salary as is in effect on the termination date multiplied by three (less applicable tax withholdings), such amounts to be paid out monthly in substantially equal installments over the three month period following such termination in accordance with our normal payroll policies. If Mr. Leffew’s employment is terminated by us without cause or if he resigns for Good Reason after the first six months following the Effective Date, he will receive a severance payment equal to his monthly base salary as is in effect on the termination date multiplied by six (less applicable tax withholdings), such amounts to be paid out monthly in substantially equal installments over the six month period following such termination in accordance with the Company’s normal payroll policies.

The receipt of any termination benefits described above is subject to Mr. Leffew’s execution of a release of claims in favor of the Company, a form of which is attached as an exhibit to the Leffew Employment Agreement.

In the event of Mr. Leffew’s termination due to death or disability, Mr. Leffew will receive full vesting for any outstanding, unvested equity awards granted under the 2022 Plan. Mr. Leffew’s outstanding vested stock options will generally remain exercisable no longer than six months following such a termination.

Joseph Visconti

Upon the completion of the IPO, we entered into a five-year employment agreement with Mr. Visconti (the “Visconti Forza Employment Agreement”). Under the Visconti Forza Employment Agreement, Mr. Visconti serves as our Executive Chairman and Chief of Product Development. He receives an annual base salary of $75,000 and is eligible to receive an annual performance cash bonus with a target amount equal to 100% of his annual base salary, based upon achievement of performance goals established by the compensation committee of our board of directors. In addition, Mr. Visconti was granted a stock option to purchase 400,000 shares of common stock under our 2022 Plan, which will vest monthly over a three-year period subject to continued employment through each vesting date.

The Visconti Forza Employment Agreement provides that Mr. Visconti is eligible to participate in all benefit and fringe benefit plans generally made available to our other executive officers.

The Visconti Forza Employment Agreement provides that it shall continue until terminated (i) by mutual agreement; (ii) due to death or disability of Mr. Visconti; (iii) by Mr. Visconti without good reason upon 90 days written notice to us; (iv) by us for cause (as defined in the Visconti Forza Employment Agreement); (v) by us without cause; or (vi) by Mr. Visconti for good reason (as defined in the Visconti Forza Employment Agreement).

Pursuant to the Visconti Forza Employment Agreement, Mr. Visconti is subject to a one-year post-termination non-compete and non-solicit of employees and clients. He is also bound by confidentiality provisions.

In the event of a termination by us without cause or a termination by Mr. Visconti for good reason other than in connection with a change in control, Mr. Visconti will receive: an aggregate of twelve months of salary continuation at his then-current base annual salary, paid out in equal installments over a 6 month period; payment of any amount of annual bonus accrued for the year prior to the date of termination; payment of the bonus Mr. Visconti would have received based on the attainment of performance goals had he remained employed through the end of the year of termination, pro-rated based on the number of days in the termination year that Mr. Visconti was employed by us (paid when our other senior executives receive payment of their annual bonuses); reimbursement of COBRA premiums for up to twelve months; and full vesting for any outstanding, unvested equity awards granted under our 2022 Plan. Mr. Visconti’s outstanding vested stock options in Forza X1 will generally remain exercisable no longer than six months following such a termination.

In the event of a termination by us without cause or a resignation by Mr. Visconti for good reason within twelve months following a change in control, Mr. Visconti will receive an aggregate of 18 months of salary continuation at his then-current base annual salary, paid out in equal installments over a twelve month period; payment of any amount of annual bonus accrued for the year prior to the year of termination; payment of a pro-rated target annual bonus for the year of termination based on the number of days in the termination year that Mr. Visconti was employed by us; payment of one time his then-current target annual bonus; reimbursement of COBRA premiums for up to 18 months; and full vesting for any outstanding, unvested equity awards granted under our 2022 Plan. Mr. Visconti’s outstanding vested stock options will generally remain exercisable no longer than six months following such a termination.

The receipt of any termination benefits described above is subject to Mr. Visconti’s execution of a release of claims in favor of the Company, a form of which is attached as an exhibit to the Visconti Forza Employment Agreement.

In the event of Mr. Visconti’s termination due to death or disability, Mr. Visconti will receive full vesting for any outstanding, unvested equity awards granted under our 2022 Plan. Mr. Visconti’s outstanding vested stock options will generally remain exercisable no longer than six months following such a termination.

Former Chief Financial Officer -Nicole Camacho

We entered into an employment agreement with Ms. Camacho (the “Camacho Employment Agreement”) effective in April 4, 2022. Ms. Camacho resigned as our Chief Financial Officer on February 3, 2023. Under the Camacho Employment Agreement, Ms. Camacho served as our Chief Financial Officer. She received an annual base salary of $90,000 and was eligible to receive an annual performance cash bonus with a target amount equal to 20% of her annual base salary, based upon achievement of performance goals established by the compensation committee of Twin Vee’s board of directors.

The Camacho Employment Agreement provided that Ms. Camacho was eligible to participate in all benefit and fringe benefit plans generally made available to our other executive officers. In addition, she was entitled to two weeks of paid vacation per year.

The Camacho Employment Agreement provided that it continued until terminated (i) by mutual agreement; (ii) due to death or disability of Ms. Camacho; (iii) by Ms. Camacho without good reason upon 90 days written notice to us; (iv) by us for cause (as defined in the Gunnerson Employment Agreement); (v) by us without cause; or (vi) by Ms. Camacho for good reason (as defined in the Gunnerson Employment Agreement).

Pursuant to the Camacho Employment Agreement, Ms. Camacho is subject to a one-year post-termination non-compete and non-solicit of employees and clients. She is also bound by confidentiality provisions.

The receipt of any termination benefits described above is subject to Ms. Camacho’s execution of a release of claims in favor of the Company, a form of which is attached as an exhibit to the Camacho Employment Agreement.

Carrie Gunnerson

Employment Agreement with Twin Vee

Twin Vee entered into a five-year employment agreement with Ms. Gunnerson (the “Gunnerson Employment Agreement”) effective in October 2021. Under the Gunnerson Employment Agreement, Ms. Gunnerson serves as Twin Vee’s Chief Financial Officer. She receives an annual base salary of $175,000 and is eligible to receive an annual performance cash bonus with a target amount equal to 30% of her annual base salary, based upon achievement of performance goals established by the compensation committee of Twin Vee’s board of directors. Ms. Gunnerson also received a stock option to purchase 136,000 shares of Twin Vee’s common stock under its 2021 Plan, vesting monthly over a five-year period subject to continued employment through each vesting date. Ms. Gunnerson also received a stock option to purchase 100,000 shares of our common stock for her provision of consulting services to us.

The Gunnerson Employment Agreement provides that Ms. Gunnerson would be eligible to participate in all benefit and fringe benefit plans generally made available to Twin Vee’s other executive officers. In addition, she is entitled to four weeks of paid vacation per year.

The Gunnerson Employment Agreement provides that it shall continue until terminated (i) by mutual agreement; (ii) due to death or disability of Ms. Gunnerson; (iii) by Ms. Gunnerson without good reason upon 90 days written notice to Twin Vee; (iv) by Twin Vee for cause (as defined in the Gunnerson Employment Agreement); (v) by Twin Vee without cause; or (vi) by Ms. Gunnerson for good reason (as defined in the Gunnerson Employment Agreement).

Pursuant to the Gunnerson Employment Agreement, Ms. Gunnerson is subject to a one-year post-termination non-compete and non-solicit of employees and clients. She is also bound by confidentiality provisions.

In the event of a termination by Twin Vee without cause or a termination by Ms. Gunnerson for good reason during the first six (6) months following the effective date of the Gunnerson Employment Agreement, Ms. Gunnerson will receive an aggregate of three months of salary continuation at her then-current base annual salary, paid out in equal installments over a three-month period. In the event of a termination by Twin Vee without cause or a termination by Ms. Gunnerson for good reason after the first six (6) months following the effective date of the Gunnerson Employment Agreement, Ms. Gunnerson will receive an aggregate of six months of salary continuation at her then-current base annual salary, paid out in equal installments over a six-month period. Ms. Gunnerson’s outstanding vested stock options will generally remain exercisable no longer than six months following such a termination.

The receipt of any termination benefits described above is subject to Ms. Gunnerson’s execution of a release of claims in favor of the Company, a form of which is attached as an exhibit to the Gunnerson Employment Agreement.

In the event of Ms. Gunnerson’s termination due to death or disability, Ms. Gunnerson will receive full vesting or any outstanding, unvested equity awards granted under Twin Vee’s 2021 Plan. Ms. Gunnerson’s outstanding vested stock options will generally remain exercisable no longer than six months following such a termination.

Employee Benefit and Stock Plans

Simple IRA Plan

We maintain a Simple IRA retirement savings plan for the benefit of our employees, including our named executive officers, who satisfy certain eligibility requirements. Under the Simple IRA, eligible employees may elect to defer a portion of their compensation, within the limits prescribed by the Code, on a pre-tax basis through contributions to the Simple IRA plan. The Simple IRA plan authorizes employer safe harbor matching contributions equal to 3% of covered compensation for eligible employees. The Simple IRA plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement program, contributions to the Simple IRA plan and earnings on those contributions are not taxable to the employees until distributed from the Simple IRA plan.

2022 Stock Incentive Plan

We adopted the Forza X1 2022 Stock Incentive Plan, or the 2022 Plan. The principal provisions of the 2022 Plan are summarized below.

Administration

The 2022 Plan vests broad powers in a committee to administer and interpret the 2022 Plan. Our board of directors has initially designated the compensation committee to administer the 2022 Plan. Except when limited by the terms of the 2022 Plan, the compensation committee has the authority to, among other things: select the persons to be granted awards; determine the type, size and term of awards; establish performance objectives and conditions for earning awards; determine whether such performance objectives and conditions have been met; and accelerate the vesting or exercisability of an award. In its discretion, the compensation committee may delegate all or part of its authority and duties with respect to granting awards to one or more of our officers, subject to certain limitations and provided applicable law so permits.

Our board of directors may amend, alter or discontinue the 2022 Plan and the compensation committee may amend any outstanding award at any time; provided, however, that no such amendment or termination may adversely affect awards then outstanding without the holder’s permission. In addition, any amendments seeking to increase the total number of shares reserved for issuance under the 2022 Plan or modifying the classes of participants eligible to receive awards under the 2022 Plan will require ratification by our stockholders in accordance with applicable law. Additionally, as described more fully below, neither the compensation committee nor the board of directors is permitted to reprice outstanding options or stock appreciation rights without shareholder consent.

Eligibility

Any of our employees, directors, consultants, and other service providers, or those of our affiliates, are eligible to participate in the 2022 Plan and may be selected by the compensation committee to receive an award.

Vesting

The compensation committee determines the vesting conditions for awards. These conditions may include the continued employment or service of the participant, the attainment of specific individual or corporate performance goals, or other factors as determined in the compensation committee’s discretion (collectively, “Vesting Conditions”).

Shares of Stock Available for Issuance

Subject to certain adjustments, the maximum number of shares of common stock that may be issued under the 2022 Plan in connection with awards is 1,970,250 shares, which takes into account awards made available on January 1, 2023 due to the evergreen provision in the 2022 Plan. In addition, the maximum number of shares of common stock that may be issued under the 2022 Plan will automatically increase on January 1 of each calendar year for a period of ten years commencing on January 1, 2023 and ending on (and including) January 1, 2032, in a number of shares of common stock equal to 4.5% of the total number of shares of common stock outstanding on December 31 of the preceding calendar year; provided, however that the board of directors may act prior to January 1 of a given calendar year to provide that the increase for such year will be a lesser number of shares of common stock. We have issued options to purchase an aggregate of 1,441,500 shares of our common stock. All available shares may be utilized toward the grant of any type of award under the 2022 Plan. The 2022 Plan imposes a $250,000 limitation on the total grant date fair value of awards granted to any non-employee director in his or her capacity as a non-employee director in any single calendar year.

Director Compensation

2022 Director Compensation

Prior to the closing of our IPO in August 2022, our directors did not receive any compensation for their service as directors. After the closing of our IPO, directors who are not employees received compensation for their service as directors, including service as members of each committee on which they serve.

Cash Compensation

All non-employee directors are entitled to receive the following cash compensation for their services:

●	$10,000 per year for service as a board member;

●	$20,000 per year additionally for service as chair of the audit committee;

●	$7,500 per year additionally for service as member of the audit committee (excluding committee chair);

●	$15,000 per year additionally for service as chair of the compensation committee;

●	$5,000 per year additionally for service as member of the compensation committee (excluding committee chair);

●	$7,500 per year additionally for service as chair of the corporate governance and nominating committee;

●	$3,000 per year additionally for service as member of the corporate governance and nominating committee (excluding committee chair);

All cash payments to non-employee directors who served in the relevant capacity at any point during the immediately preceding prior fiscal quarter will be paid quarterly in arrears. A non-employee director who served in the relevant capacity during only a portion of the prior fiscal quarter will receive a pro-rated payment of the quarterly payment of the applicable cash retainer.

Equity Compensation

Effective upon the closing of our IPO, each non-employee director received an initial grant of non-qualified stock options under our 2022 Plan to purchase 5,500 shares of our common stock, which options vest pro rata on a monthly basis over a period of twelve months from the grant date, subject to the grantee’s continued service through that date. We intend to make annual equity grants to non-employee directors coincident with each annual meeting of stockholders.

Director Compensation Table

The following table sets forth information regarding the compensation earned for service on our board of directors by our non-employee directors during the year ended December 31, 2022. The compensation for each of Messrs. Visconti and Leffew as an executive officer is set forth above under “—Summary Compensation Table.” Messrs. Visconti and Leffew receive no compensation for service as a director.

(a) Name	(b) Fees Earned or Paid in Cash ($)	(c) Stock Awards ($)	(d) Option Awards(1) ($)	(e) Non-Equity Incentive Plan Compensation ($)	(f) Nonqualified Deferred Compensation Earnings ($)	(g) All Other Compensation ($)	(h) Total ($)
Marcia Kull	10,625	—	22,485	—	—	—	33,110
Neil Ross	15,000	—	22,485	—	—	—	37,485
Kevin Schuyler	20,000	—	22,485	—	—	—	42,485

(1)	The amounts in the “Option Awards” column reflect the dollar amounts of the grant date fair value for the financial statement reporting purposes for stock options for the fiscal year ended December 31, 2022 in accordance with ASC 718. The fair value of the options was determined using the Black-Scholes model. For a discussion of the assumptions used in computing this valuation, see Note 12 of the Notes to the audited Financial Statements included elsewhere in the Registration Statement of which this Prospectus forms a part.

(2)	As of December 31, 2022, the following are the outstanding aggregate number of option awards held by each of our directors who were not also Named Executive Officers:

Name	Option Awards (#)
Marcia Kull	5,500
Neil Ross	5,500
Kevin Schuyler	5,500

During 2022, each non-employee member of the Board of Directors receives an annual cash fee of $5,000, all non-employee directors receive an annual cash fee of $5,000, $4,000 and $3,000 for service on the Audit, Compensation and Corporate Governance and Nominating Committee, respectively, and the Chairman of the Audit, Compensation and Corporate Governance and Nomination Committee receives a cash fee of $12,000, $10,000 and $5,000, respectively. In addition, each non-employee member of the Board of Directors was issued an option exercisable for 5,500 shares of our common stock, for a term of one year, vesting monthly over one year of the date of grant.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Each of the related party transactions described below was negotiated on an arm’s length basis. We believe that the terms of such agreements are as favorable as those we could have obtained from parties not related to us. The following are summaries of certain provisions of our related party agreements and are qualified in their entirety by reference to all of the provisions of such agreements. Because these descriptions are only summaries of the applicable agreements, they do not necessarily contain all of the information that you may find useful. We therefore urge you to review the agreements in their entirety. Copies of the forms of the agreements have been filed as exhibits to the registration statement and are available electronically on the website of the SEC at www.sec.gov.

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, with our directors and executive officers, including those discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since January 1, 2021 or any currently proposed transaction in which:

●	we have been or are to be a party to;

●	the amount involved exceeded or exceeds $120,000 or 1% of the average of our total assets as of the end of the last two completed fiscal years; and

●	any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

For information on our compensation arrangements, including employment, termination of employment and change in control arrangements, with our directors and executive officers, see the section titled “Executive Compensation”.

Joseph Visconti, our Executive Chairman and Chief of Product Development is also the Chairman of the Board and Chief Executive Officer of our parent company, Twin Vee. These shares are owned directly by Twin Vee PowerCats Co. Mr. Visconti owns 25.84% of the outstanding stock of Twin Vee PowerCats Co. Twin Vee PowerCats Co. is the owner of 9,520,000 shares of common stock. As a controlling shareholder of Twin Vee PowerCats Co., Mr. Visconti is deemed to have control over the shares of common stock of our company owned by Twin Vee PowerCats Co. Mr. Visconti disclaims beneficial ownership of these securities.

As of March 31, 2023 and December 31, 2022, we had $0 and $169,851 due to Twin Vee. Twin Vee funded our working capital needs, primarily for prototyping, consulting services and payroll, prior to their $2,000,000 investment. On May 25, 2022, Twin Vee provided an additional $500,000 for ongoing operating costs.

As of March 31, 2023 and December 31, 2022 we had current assets of $129,371 and $0, respectively, due from Twin Vee, due to intercompany transactions.

Pursuant to a management agreement with Twin Vee, dated October 2021, and a subsequent agreement dated September 2022, for various management services, we paid $5,000 monthly through August of 2021, and $6,800 monthly thereafter for management fee associated with the use of shared management resources. The September 2022 agreement has a term of one year and will expire on August 31, 2023 During the period of inception (October 15, 2021) through December 31, 2021, we recorded management fees of $15,000 and for the three months ended March 31, 2023, we recorded management fees of $20,400, pursuant to a management agreement with Twin Vee paid to Twin Vee pursuant to a management agreement, dated October 1, 2021, with it for various management services. The management services include human resources, accounting services, investor relations, shareholder relations, consultation during the IPO process and review of the assets owned and operated by us. Following the completion of the IPO we transitioned the management agreement with Twin Vee from an agreement providing management services to an administrative services agreement under which Twin Vee provides us with certain administrative services, such as procurement, shipping, receiving, storage and use of Twin Vee’s facility until our new planned facility is completed. We recently began using the services of Ms. Gunnerson for our accounting needs pursuant to the agreement.

Our corporate headquarters is located at Twin Vee’s premises, in addition to the above management fee, we have a month-to month arrangement and pay rent to Twin Vee monthly, based on the square footage we require. For the three months ended March 31, 2023 we recorded rent expense of approximately $10,200, associated with our month- to- month arrangement to utilize certain space at Twin Vee’s facility. For the year ended December 31, 2022 we recorded rent expense of $20,386, associated with our month- to- month arrangement to utilize certain space at our Twin Vee’s facility. We incurred $850 per month for rent expense for approximately 1,000 square feet, from January of 2021 through August 2022, in September of 2022 the month-to-month rent was adjusted to $3,400 per month, as the number of test boats had increased from 1 to 5, and we required additional space, approximately 4,100 square feet. The Company’s use of Twin Vee’s facilities does vary based on the number of prototype units on property and in process.

During the three months ended March 31, 2023, we repaid advancements from Twin Vee of $409,505 and had advancements from Twin Vee of $110,283. During the year ended December 31, 2022 we repaid advancements from Twin Vee of $1,099,468.

Indemnification Agreements

We intended to enter, into separate indemnification agreements with each of our directors and executive officers, in addition to the indemnification that is provided for in our amended and restated certificate of incorporation and bylaws. The indemnification agreements and our amended restated certificate of incorporation and bylaws require us to indemnify our directors, executive officers and certain controlling persons to the fullest extent permitted by Delaware law. See the section titled “Management—Limitation of Liability and Indemnification” additional information.

Assignment of Assets Agreement; Assignment of Intellectual Property

We and Twin Vee have entered into an agreement pursuant to which Twin Vee has assigned to us (i) certain technology, assets and property rights, and (ii) certain intellectual property related to Twin Vee’s EV business.

Assignment of Land Contract

We and Twin Vee had entered into an assignment of land contract pursuant to which Twin Vee had assigned to us a land purchase agreement that provides us with an option to acquire 14.5 acres of undeveloped land in Fort Pierce, Florida for $750,000. On December 6, 2021, we paid the $50,000 refundable deposit on the land purchase agreement from our working capital. The land purchase agreement provided that we must diligently pursue zoning change and site plan approval with St. Lucie County for the manufacturing facility within two hundred ten (210) days of the effective date of the contract (the “Site Plan Contingency”). In the event we cannot obtain the Site Plan Contingency, by the 210-day deadline, within three (3) business days after the expiration of the deadline, we may either (i) elect to terminate the land purchase contract or (ii) waive the Site Plan Contingency and proceed to the closing. It has since been determined that the cost associated with building our factory on the Fort Pierce, Florida site is prohibitive. As a result, on April 28, 2022, Twin Vee and we requested, and were granted, a release and termination of the land contract for this vacant parcel of land.

Transition Services Agreement

Following the completion of the IPO we transitioned the management agreement with Twin Vee from an agreement providing management services to a transition services agreement under which Twin Vee provides us at their cost with certain services, such as procurement, shipping, receiving, storage and use of Twin Vee’s facility until our new planned facility is completed. In addition, we recently began using the services of Ms. Gunnerson for our accounting needs pursuant to the agreement. There is limited additional manufacturing capacity at Twin Vee’s current facility for the manufacture of our electric boats. As such, our ability to utilize Twin Vee’s manufacturing capacity pending completion of our own facility will be subject to its availability as determined by Twin Vee. The transition services agreement will operate on a month-to-month basis.

Our Policy Regarding Related Party Transactions

Our board of directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interest and/or improper valuation (or the perception thereof). Our board of directors has adopted a written policy on transactions with related persons that is in conformity with the requirements for issuers having publicly held common stock that is listed on the Nasdaq Stock Market. Under the new policy:

●	any related person transaction, and any material amendment or modification to a related person transaction, must be reviewed and approved or ratified by the Audit Committee; and

●	any employment relationship or transaction involving an executive officer and any related compensation must be approved by the compensation committee of the board of directors or recommended by the compensation committee to the board of directors for its approval.

In connection with the review and approval or ratification of a related person transaction:

●	management must disclose to the committee or disinterested directors, as applicable, the name of the related person and the basis on which the person is a related person, the material terms of the related person transaction, including the approximate dollar value of the amount involved in the transaction, and all the material facts as to the related person’s direct or indirect interest in, or relationship to, the related person transaction;

●	management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction complies with the terms of our agreements governing our material outstanding indebtedness that limit or restrict our ability to enter into a related person transaction;

●	management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction will be required to be disclosed in our applicable filings under the Securities Act or the Exchange Act, and related rules, and, to the extent required to be disclosed, management must ensure that the related person transaction is disclosed in accordance with the Securities Act and the Exchange Act and related rules; and

●	management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction constitutes a “personal loan” for purposes of Section 402 of the Sarbanes-Oxley Act.

In addition, the related person transaction policy provides that the committee or disinterested directors, as applicable, in connection with any approval or ratification of a related person transaction involving a non-employee director, should consider whether such transaction would compromise the director’s status as an “independent,” “outside,” or “non-employee” director, as applicable, under the rules and regulations of the SEC, the Nasdaq Stock Market, and the Code.

Director Independence

The information included under the heading “Management—Director Independence”.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock as of June 6, 2023, by:

●	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;

●	each of the named executive officers listed in the Summary Compensation Table;

●	each of our directors; and

●	all of our current executive officers and directors as a group.

As of June 6, 2023, we had 10,450,000 shares of common stock outstanding.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of profits interest units, options, warrants or other rights that are either immediately exercisable or exercisable on or before August 4, 2023, which is approximately 60 days after the date of this Registration Statement. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Shares owned after the offering is based upon 13,875,000 shares of common stock to be outstanding after this offering. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Forza X1, Inc. 3101 S. US-1 Ft. Pierce, Florida 34982.

Name of Beneficial Owner	Shares Beneficially Owned	Before Offering Percentage	After Offering Percentage
Named Executive Officers and Directors
Joseph Visconti (1)	1,879,377	17.73%	13.40%
Carrie Gunnerson(2)	19,444	—	—
Jim Leffew(3)	156,177	1.48%	1.11%
Neil Ross(4)	5,500	—	—
Marcia Kull(4)	10,105	—	—
Kevin Schuyler(4)	19,164	—	—
All executive officers and directors as a group (7 persons)	2,089,767	19.40	14.72%
5% Stockholders
Twin Vee PowerCats Co. and Twin Vee PowerCats, Inc.(1)	7,000,000	66.99%	50.45%

*	Represents beneficial ownership of less than one percent.

(1)	Joseph Visconti is our Executive Chairman and Chief of Product Development. He is also the Chairman of the Board and Chief Executive Officer of our parent company, Twin Vee. These shares are owned directly by Twin Vee. Mr. Visconti owns 24.38% of the outstanding stock of Twin Vee. Twin Vee is the owner of 7,000,000 shares of common stock. Mr. Visconti is deemed to have control over the shares of common stock of our company owned by Twin Vee. Mr. Visconti disclaims beneficial ownership of these securities. Includes.152,777 shares issuable pursuant to stock options exercisable within 60 days of June 6, 2023. Mr. Visconti was issued options to purchase (i) 100,000 shares of our common stock on December 15, 2022, of which 19,444 will vest and be exercisable and be exercisable within 60 days of June 6, 2023 and (ii) an option to purchase 400,000 shares of our common stock immediately after the IPO of which 133,333 will vest and be exercisable and be exercisable within 60 days of June 6, 2023

(2)

Includes 19,444 shares issuable pursuant to stock options exercisable within 60 days of June 6, 2023. Includes 233,000 shares issuable pursuant to stock options exercisable within 60 days of June 6, 2023. Ms. Gunnerson was issued options to purchase 100,000 shares of our common stock on December 15, 2022, of which 19,444 will vest and be exercisable and be exercisable within 60 days of June 6, 2023

(3)	Includes 152,777 shares issuable pursuant to stock options exercisable within 60 days of June 6, 2023. Mr. Leffew was issued options to purchase (i)100,000 shares of our common stock on December 15, 2022, of which 19,444 will vest and be exercisable and be exercisable within 60 days of June 6, 2023 and (ii) an option to purchase 400,000 shares of our common stock immediately after the IPO of which 133,333 will vest and be exercisable and be exercisable within 60 days of June 6, 2023

(4)	Our non-employee directors, Messrs. Ross and Schuyler and Ms. Kull were issued an option to purchase 5,500 shares of our common stock immediately after the IPO all of which will vest and be exercisable within 60 days of June 6, 2023.Mr. Visconti, Mr. Leffew and Mrs. Gunnerson were issued options to purchase 100,000 shares of our common stock on December 15, 2022, of which 19,444 will vest and be exercisable and be exercisable within 60 days of June 6, 2023.

Changes In Control

None.

Equity Compensation Plan Information

On August 12, 2022, we adopted the Forza X1, Inc. 2022 Stock Incentive Plan (the “2022 Plan”). The following table provides information, as of December 31, 2022 with respect to options outstanding under the 2022 Plan.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Equity Compensation Plan Options*	Weighted- Average Exercise Price of Outstanding Equity Compensation Plan Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders	1,500,000	3.41	58,500
Equity compensation plans not approved by security holders	—
Total	1,500,000	3.41	58,500

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and the provisions of our amended and restated certificate of incorporation and our amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws. We have filed copies of these documents with the SEC as exhibits to our registration statement of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur prior to and upon the closing of this offering.

General

Our authorized capital stock consists of:

●	100,000,000 shares of common stock, par value $0.001 per share; and

●	10,000,000 shares of preferred stock, par value $0.001 per share.

We currently have 10,450,000 shares of common stock outstanding. We are selling shares of common stock in this offering based on an assumed public offering price of $2.92 per share. All of our common stock outstanding upon consummation of this offering will be fully paid and non-assessable.

The following description of our capital stock and provisions of our amended and restated certificate of incorporation and bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and bylaws. We urge you to read our amended and restated certificate of incorporation and bylaws which are included as exhibits to the registration statement of which this prospectus forms a part.

Certain provisions of our amended and restated certificate and our amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of common stock.

Common Stock

Holders of shares of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Except as otherwise provided in our amended and restated certificate of incorporation or as required by law, all matters to be voted on by our stockholders other than matters relating to the election and removal of directors must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter or by a written resolution of the stockholders representing the number of affirmative votes required for such matter at a meeting. The holders of our common stock do not have cumulative voting rights in the election of directors.

Holders of shares of our common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and subject to any rights of preferred stockholders, the holders of shares of our common stock will be entitled to receive pro rata our remaining assets available for distribution.

Holders of shares of our common stock do not have preemptive, subscription, redemption, or conversion rights. There will be no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Our Board of Directors has the authority, without action by our stockholders, to designate and issue up to 10,000,000 shares of preferred stock in one or more series or classes and to designate the rights, preferences and privileges of each series or class, which may be greater than the rights of our common stock. There are no shares of preferred stock designated or outstanding. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until our Board of Directors determines the specific rights of the holders of the preferred stock. However, the effects might include:

●	restricting dividends on our common stock;

●	diluting the voting power of our common stock;

●	impairing liquidation rights of our common stock; or

●	delaying or preventing a change in control of us without further action by our stockholders.

The Board of Directors’ authority to issue preferred stock without stockholder approval could make it more difficult for a third-party to acquire control of our company and could discourage such attempt. We have no present plans to issue any shares of preferred stock.

Forum Selection

Our amended and restated certificate of incorporation provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders; (iii) any action asserting a claim against us, any director or our officers or employees arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our bylaws; or (iv) any action asserting a claim against us, any director or our officers or employees that is governed by the internal affairs doctrine, except, as to each of clauses (i) through (iv) above, for any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. The amended and restated certificate of incorporation further provides that the choice of the Court of Chancery as the sole and exclusive forum for any derivative action or proceeding brought on behalf of the Corporation does not apply to suits to enforce a duty or liability created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Anti-Takeover Provisions

Our amended and restated certificate of incorporation and bylaws contain provisions that may delay, defer, or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Section 203 of the Delaware General Corporation Law. We are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Classified Board of Directors. Our amended and restated certificate of incorporation divides our board of directors into staggered three-year terms. In addition, our amended and restated certificate of incorporation and our amended and restated bylaws provide that directors may be removed only for cause. Under our amended and restated certificate of incorporation and amended and restated bylaws, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by the affirmative vote of a majority of our directors then in office, even though less than a quorum of the board of directors. The classification of our board of directors and the limitations on the ability of our stockholders to remove directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of us.

Authorized but Unissued Shares. The authorized but unissued shares of our common stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the Nasdaq Stock Market. These additional shares may be used for a variety of corporate finance transactions, acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved common stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger, or otherwise.

Stockholder Action by Written Consent. Our amended and restated certificate of incorporation and our amended and restated bylaws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may be taken by written consent in lieu of a meeting only if the action to be effected by such written consent and the taking of such action by such written consent have been previously approved by the board of directors.

Special Meetings of Stockholders. Our amended and restated bylaws also provide that, except as otherwise required by law, special meetings of the stockholders may only be called by our board of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. In addition, our amended and restated bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice and duration of ownership requirements and provide us with certain information. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a qualified stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of our outstanding voting securities until the next stockholder meeting.

Amendment of Certificate of Incorporation or Bylaws. The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Upon completion of this offering, our amended and restated bylaws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of the holders of at least 66 2/3% of the votes which all our stockholders would be eligible to cast in an election of directors. In addition, the affirmative vote of the holders of at least 66 2/3% of the votes which all our stockholders would be eligible to cast in an election of directors will be required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our amended and restated certificate described in the prior three paragraphs.

Limitations on Liability and Indemnification of Officers and Directors

Our amended and restated certificate and amended and restated bylaws provide indemnification for our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Prior to the completion of this offering, we intend to enter into indemnification agreements with each of our directors that may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. In addition, as permitted by Delaware law, our amended and restated certificate of incorporation includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of these provisions is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director, except that a director will be personally liable for:

●	any breach of his duty of loyalty to us or our stockholders;

●	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

●	any transaction from which the director derived an improper personal benefit; or

●	improper distributions to stockholders.

These limitations of liability do not apply to liabilities arising under the federal or state securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by law, and may indemnify employees and other agents. Our amended and restated bylaws also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding.

We plan to enter into separate indemnification agreements with our directors and officers. These agreements, among other things, require us to indemnify our directors and officers for any and all expenses (including reasonable attorneys’ fees, retainers, court costs, transcript costs, fees of experts, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by such directors or officers or on his or her behalf in connection with any action or proceeding arising out of their services as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request provided that such person follows the procedures for determining entitlement to indemnification and advancement of expenses set forth in the indemnification agreement. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might provide a benefit to us and our stockholders. Our results of operations and financial condition may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

At present, there is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Dissenters’ Rights of Appraisal and Payment

Under the Delaware General Corporation Law, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of Forza X1, Inc. Pursuant to the Delaware General Corporation Law, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the Delaware General Corporation Law, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Interwest Transfer Company, Inc.

Trading Symbol and Market

Our common stock is listed on the Nasdaq Capital Market under the symbol “FRZA.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock acquired in this offering by a “non-U.S. holder” (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the United States Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought, and do not intend to seek, any ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any state or local or non-U.S. jurisdiction or under U.S. federal gift and estate tax rules, or rising out of other non-income tax rules, except to the limited extent set forth below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

●	banks, insurance companies, regulated investment companies, real estate investment trusts or other financial institutions;

●	persons subject to the alternative minimum tax or the tax on net investment income;

●	persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an applicable financial statement;

●	tax-exempt organizations or governmental organizations;

●	pension plans and tax-qualified retirement plans;

●	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

●	partnerships or other entities or arrangements treated as partnership for U.S. federal income tax purposes (and investors therein);

●	brokers or dealers in securities or currencies;

●	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

●	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

●	certain former citizens or long-term residents of the United States;

●	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction or integrated investment;

●	persons who hold or receive our common stock pursuant to the exercise of any option or otherwise as compensation;

●	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment); and

●	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership, entity or arrangement classified as a partnership or flow-through entity for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership or other entity. A partner in a partnership or other such entity that will hold our common stock should consult his, her or its own tax advisor regarding the tax consequences of the ownership and disposition of our common stock through a partnership or other such entity, as applicable.

This summary is for informational purposes only and is not tax advice. Each non-U.S. holder is urged to consult its own tax advisor with respect to the application of the U.S. federal income tax laws to its particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal gift or estate tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our common stock that, for U.S. federal income tax purposes, is neither a “U.S. person” nor an entity (or arrangement) treated as a partnership. A “U.S. person” is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

●	an individual who is a citizen or resident of the United States;

●	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof, or otherwise treated as such for U.S. federal income tax purposes;

●	an estate whose income is subject to U.S. federal income tax regardless of its source; or

●	a trust (x) whose administration is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) that has made a valid election under applicable Treasury Regulations to be treated as a U.S. person.

Distributions

As described in the section titled “Dividend Policy,” we have never declared or paid cash dividends on our common stock, and we do not anticipate paying any dividends on our common stock following the completion of this offering. However, if we do make distributions of cash or property on our common stock to non-U.S. holders, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will first constitute a return of capital and will reduce each non-U.S. holder’s adjusted tax basis in our common stock, but not below zero. Any additional excess will then be treated as capital gain from the sale of stock, as discussed under “Gain on Disposition of Common Stock.”

Subject to the discussions below on effectively connected income, and backup withholding and Compliance Act, or FATCA, withholding, any dividend paid to a non-U.S. holder generally will be subject to U.S. federal withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the United States and such non-U.S. holder’s country of residence. In order to receive a reduced treaty rate, such non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced treaty rate. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If such non-U.S. holder holds our common stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to such agent, which then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. Each non-U.S. holder should consult its own tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Dividends received by a non-U.S. holder that are treated as effectively connected with such non-U.S. holder’s conduct of a trade or business within the United States (and, if an applicable income tax treaty so provides, such non-U.S. holder maintains a permanent establishment or fixed base in the United States to which such dividends are attributable) are generally exempt from the 30% U.S. federal withholding tax, subject to the discussion below on backup withholding and FATCA withholding. To claim this exemption, a non-U.S. holder must provide the applicable withholding agent with a properly executed IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to U.S. federal withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if a non-U.S. holder is a corporation, dividends such non-U.S. holder receives that are effectively connected with its conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty between the United States and such non-U.S. holder’s country of residence. Each non-U.S. holder should consult its own tax advisor regarding the tax consequences of the ownership and disposition of our common stock, including any applicable tax treaties that may provide for different rules.

Gain on Disposition of Common Stock

Subject to the discussion below regarding backup withholding and FATCA withholding, a non-U.S. holder generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

●	the gain is effectively connected with such non-U.S. holder’s conduct of a U.S. trade or business (and, if an applicable income tax treaty so provides, such non-U.S. holder maintains a permanent establishment or fixed base in the United States to which such gain is attributable);

●	such non-U.S. holder is an individual who is present in the United States for an aggregate 183 days or more during the taxable year in which the sale or disposition occurs and certain other conditions are met; or

●	our common stock constitutes a United States real property interest, or USRPI, by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes.

We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our U.S. and worldwide real property interests plus our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, your common stock will be treated as U.S. real property interests only if you actually (directly or indirectly) or constructively hold more than 5% of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

A non-U.S. holder described in the first bullet above will be required to pay U.S. federal income tax on the gain derived from the sale (net of certain deductions and credits) under regular graduated U.S. federal income tax rates. Such a non-U.S. holder that is a corporation may be subject to the branch profits tax at a 30% rate on a portion of its effectively connected earnings and profits for the taxable year that are attributable to such gain, as adjusted for certain items. A lower rate may be specified by an applicable income tax treaty.

A non-U.S. holder described in the second bullet above will be subject to tax at 30% (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S. source capital losses of such non-U.S. holder for the taxable year, provided such non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Each non-U.S. holder should consult its own tax advisor regarding any applicable income tax or other treaties that may provide for different rules.

Information Reporting and Backup Withholding

Generally, we or an applicable withholding agent must report annually to the IRS the amount of dividends paid to a non-U.S. holder, such non-U.S. holder’s name and address, and the amount of tax withheld, if any. A similar report is sent to such non-U.S. holder. Pursuant to any applicable income tax treaty or other agreement, the IRS may make such report available to the tax authority in such non-U.S. holder’s country of residence.

Dividends paid by us (or our paying agent) to a non-U.S. holder may also be subject to backup withholding at a current rate of 24%.

Such information reporting and backup withholding requirements may be avoided, however, if such non-U.S. holder establishes an exemption by providing a properly executed, and applicable, IRS Form W-8, or otherwise establishes an exemption. Generally, such information reporting and backup withholding requirements will not apply to a non-U.S. holder where the transaction is affected outside the United States, through a non-U.S. office of a non-U.S. broker. Notwithstanding the foregoing, backup withholding and information reporting may apply, however, if the applicable withholding agent has actual knowledge, or reason to know, that such non-U.S. holder is a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act (FATCA)

Sections 1471 to 1474 of the Code, Treasury Regulations issued thereunder and related official IRS guidance, commonly referred to as FATCA, generally impose a U.S. federal withholding tax of 30% on dividends on our common stock paid to a “foreign financial institution” (as defined under FATCA, and which may include banks, traditional financial institutions, investment funds, and certain holding companies), unless such institution enters into an agreement with the U.S. Department of the Treasury to, among other things, identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined under FATCA), report annually substantial information about such accounts, and withhold on certain payments to non-compliant foreign financial institutions and certain other account holders. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on our common stock paid to a “non-financial foreign entity” (as specially defined under FATCA), unless such entity provides identifying information regarding each direct or indirect “substantial United States owners” (as defined under FATCA), certifies that it does not have any substantial United States owners, or otherwise establishes an exemption. Accordingly, the institution or entity through which our common stock is held will affect the determination of whether such withholding is required.

The withholding obligations under FATCA generally apply to dividends on our common stock. Such withholding will apply regardless of whether the beneficial owner of the payment otherwise would be exempt from withholding pursuant to an applicable tax treaty with the United States, the Code, or other exemptions described above. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes.

Under proposed regulations, FATCA withholding on payments of gross proceeds has been eliminated. These proposed regulations are subject to change.

An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this section. Prospective investors are encouraged to consult with their own tax advisors regarding the application of FATCA withholding to their investment in, and ownership and disposition of, our common stock.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice to investors in their particular circumstances. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

ThinkEquity LLC is acting as representative of the underwriters. Subject to the terms and conditions of an underwriting agreement between us and the representative, we have agreed to sell to each underwriter named below, and each underwriter named below has severally agreed to purchase, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of Shares
ThinkEquity LLC
Total

The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to various conditions and representations and warranties, including the approval of certain legal matters by their counsel and other conditions specified in the underwriting agreement. The shares of common stock are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them. The underwriters reserve the right to withdraw, cancel or modify the offer to the public and to reject orders in whole or in part. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares of common stock are taken, other than those shares of common stock covered by the over-allotment option described below.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

Over-Allotment Option

We have granted a 45-day option to the representative of the underwriters to purchase up to additional shares of our common stock, solely to cover over-allotments, if any. If the representative exercises all or part of this option, it will purchase shares covered by the option at the public offering price per share that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total offering price to the public will be $11.5 million and the total net proceeds, before expenses, to us will be $10.6 million.

Discounts and Commissions

The underwriters propose initially to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to dealers at those prices less a concession not in excess of $0.22 per share of common stock. If all of the shares of common stock offered by us are not sold at the public offering price, the underwriters may change the offering price and other selling terms by means of a supplement to this prospectus.

The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to us. The information assumes either no exercise or full exercise of the over-allotment option we granted to the representative of the underwriters.

	Per Share	Total Without Over- allotment Option	Total With Over- allotment Option
Assumed public offering price	$	$	$
Underwriting discount (7.5%)	$	$	$
Proceeds, before expenses, to us	$	$	$
Non-accountable expense allowance (1%)	$	$	$

We have agreed to pay a non-accountable expense allowance to the representative of the underwriters equal to 1% of the gross proceeds received at the closing of the offering.

We have also agreed to pay up to $175,000 of accountable representative’s expenses relating to the offering, including; (a) fees and expenses of the underwriter’s legal counsel; (b) cost associated with the underwriters use of Ipreo’s book-building, prospectus tracking and compliance software for the offering; (c) data services and communications expenses; (d) actual accountable “road show” expenses; (e) market making and trading, and clearing firm settlement expenses for the offering; (f) all fees, expenses and disbursements relating to background checks of our officers, directors and affiliates; and (g) the costs associated with bound volumes of the public offering materials as well as commemorative mementos and lucite tombstones, each of which is to be provided by us or our designee within a reasonable time after the closing of this offering in such quantities as the representative may reasonably request. We have paid an expense deposit of $10,000 to the representative, which will be applied against the out-of-pocket accountable expenses that will be paid by us to the underwriters in connection with this offering, and will be reimbursed to us to the extent not actually incurred in compliance with FINRA Rule 5110(g)(4)(A).

Our total estimated expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, are approximately $350,000.

Representative’s Warrants

Upon closing of this offering, we have agreed to issue to the representative as compensation warrants to purchase up to 196,938 shares of common stock (5% of the aggregate number of shares of common stock sold in this offering including the shares sold in the over-allotment option, or the representative’s warrants). The representative’s warrants will be exercisable at a per share exercise price equal to 125% of the public offering price per share in this offering, which would be a maximum of shares underlying such representative’s warrants assuming a total of shares are issued in this offering. The representative’s warrants are exercisable at any time and from time to time, in whole or in part, during the four and one half year period commencing 180 days from the effective date of the registration statement of which this prospectus is a part.

The representative’s warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e)(1)(A) of FINRA. The representative (or permitted assignees under Rule 5110(e)(1)(A)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the effective date of the registration statement of which this prospectus is a part. In addition, the warrants provide for registration rights upon request, in certain cases. The sole demand registration right provided will not be greater than five years from the effective date of the registration statement in compliance with FINRA Rule 5110(g)(8)(C). The piggyback registration rights provided will not be greater than seven years from the effective date of the registration statement in compliance with FINRA Rule 5110(g)(8)(D). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of shares of common stock at a price below the warrant exercise price.

Prior Relationship With ThinkEquity

ThinkEquity served as the representative of the underwriters for our IPO and received compensation including warrants to purchase up to 172,500 shares of our common stock at an exercise price equal to $6.25 per share. In addition, ThinkEquity served as the representative of the underwriters for our majority owner Twin Vee’s IPO in July 2021 and received cash and warrant compensation. Furthermore, ThinkEquity served as the representative of the underwriters for our majority owner Twin Vee’s follow-on offering in September 2022 and received cash and warrant compensation.

Lock-Up Agreements

Pursuant to “lock-up” agreements, we, our executive officers and directors, and our major stockholder prior to completion of this offering, have agreed, without the prior written consent of the representative not to directly or indirectly, offer to sell, sell, pledge or otherwise transfer or dispose of any of shares of (or enter into any transaction or device that is designed to, or could be expected to, result in the transfer or disposition by any person at any time in the future of) our common stock, enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of our common stock, make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible into or exercisable or exchangeable for common stock or any other securities of ours or publicly disclose the intention to do any of the foregoing, subject to customary exceptions, for a period of three months after the date of this prospectus We also agreed without the prior written consent of the representative that for a period of 24 months after the date of this prospectus we will not directly or indirectly offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company in any "at-the-market", continuous equity or variable rate transaction.

Discretionary Accounts

The underwriters do not intend to confirm sales of the shares of common stock offered hereby to any accounts over which they have discretionary authority.

Nasdaq Capital Market Listing

Our common stock is listed on the Nasdaq Capital Market under the symbol “FRZA.”

Determination of Offering Price

The public offering price of the securities we are offering was negotiated between us and the underwriters. Factors considered in determining the public offering price of the shares include the history and prospects of the Company, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

Other

From time to time, certain of the underwriters and/or their affiliates may in the future provide, various investment banking and other financial services for us for which they may receive customary fees. In the course of their businesses, the underwriters and their affiliates may actively trade our securities or loans for their own account or for the accounts of customers, and, accordingly, the underwriters and their affiliates may at any time hold long or short positions in such securities or loans. Except for services provided in connection with this offering, no underwriter has provided any investment banking or other financial services to us during the 180-day period preceding the date of this prospectus and we do not expect to retain any underwriter to perform any investment banking or other financial services for at least 90 days after the date of this prospectus.

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot in connection with this offering by selling more shares than are set forth on the cover page of this prospectus. This creates a short position in our common stock for its own account. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares of common stock that they may purchase in the over-allotment option. In a naked short position, the number of shares of common stock involved is greater than the number of shares common stock in the over-allotment option. To close out a short position, the underwriters may elect to exercise all or part of the over-allotment option. The underwriters may also elect to stabilize the price of our common stock or reduce any short position by bidding for, and purchasing, common stock in the open market.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing shares of common stock in this offering because the underwriter repurchases the shares of common stock in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, shares of our common stock in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our common stock at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the national securities exchange on which our shares of common stock are traded, in the over-the-counter market, or otherwise.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our common stock on the Nasdaq Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the common stock and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Stamp Taxes

If you purchase common stocks offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to this offering arising under the Securities Act and the Exchange Act, liabilities arising from breaches of some or all of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Electronic Distribution

This prospectus in electronic format may be made available on websites or through other online services maintained by one or more of the underwriters, or by their affiliates. Other than this prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Offer restrictions outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

Canada

The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area—Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities.

An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

●	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

●	to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);

●	to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining the prior consent of the Company or any underwriter for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code Monétaire et Financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D.744-1, D.754-1 ;and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1; and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be affected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa, or “CONSOB”) pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

●	to Italian qualified investors, as defined in Article 100 of Decree no.58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and

●	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

●	Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

●	made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

●	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comiss&abreve;o do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA).

This document is personal to the recipient only and not for general circulation in Switzerland.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to the Company.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the securities being offered by this prospectus will be passed upon for us by Blank Rome LLP, New York, New York. Sichenzia Ross Ference LLP, New York, New York is acting as counsel for the underwriters.

EXPERTS

Grassi & Co., CPAs, P.C. (“Grassi”), independent registered public accounting firm, has audited our financial statements at December 31, 2022 and 2021, and for the period from October 15, 2021 through December 31, 2021 (successor), the period from January 1, 2021 through October 14, 2021 (predecessor), as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Grassi’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC also maintains an Internet website that contains the registration statement of which this prospectus forms a part, as well as the exhibits thereto. These documents, along with future reports, proxy statements and other information about us, are available at the SEC’s website, www.sec.gov.

We are subject to the information and reporting requirements of the Exchange Act, as amended, and, in accordance with this law, we file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available at the SEC’s website, www.sec.gov. We also maintain a website www.forzax1.com. You may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

 FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been informed that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

INDEX TO UNAUDITED FINANCIAL STATEMENTS

Audited Financial Statements of Forza X1, Inc.:
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AUDITED FINANCIAL STATEMENTS (RESTATED):
BALANCE SHEET AT DECEMBER 31, 2022	F-2
STATEMENT OF OPERATIONS FOR THE PERIOD OCTOBER 15, 2021 THROUGH DECEMBER 31, 2022 (SUCCESSOR), AND YEAR ENDED DECEMBER 31, 2021 (PREDECESSOR)	F-3
STATEMENT OF STOCKHOLDER’S EQUITY FOR THE PERIOD OCTOBER 15, 2021 THROUGH DECEMBER 31, 2022 (SUCCESSOR), JANUARY 1, 2021 THROUGH OCTOBER 14, 2021 (PREDECESSOR), AND YEAR ENDED DECEMBER 31, 2021 (PREDECESSOR)	F-4
STATEMENT OF CASH FLOWS FOR THE PERIOD OCTOBER 15, 2021 THROUGH DECEMBER 31, 2022 (SUCCESSOR), JANUARY 1, 2021 THROUGH OCTOBER 14, 2021 (PREDECESSOR)	F-5
NOTES TO FINANCIAL STATEMENTS	F-6

FORZA X1, INC.
Balance Sheets

	December 31,	December 31,
	2022	2021

ASSETS
Current Assets:
Cash and cash equivalents	$12,767,199	$1,803,285
Prepaid expenses and other current assets	519,735	88,477
Total Current Assets	13,286,934	1,891,762

Deferred offering costs	—	105,500
Operating lease right of use asset	162,069	—
Security deposit	7,517	—
Property and equipment, net	765,406	235,565
Total Assets	$14,221,926	$2,232,827

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$99,028	$13,333
Accrued liabilities	92,767	35,128
Operating lease right of use liability	86,245	—
Contract liabilities – customer deposits	5,300	—
Due to Twin Vee	169,851	641,917
Total Current Liabilities	453,191	690,378

Operating lease liability – noncurrent	68,532	—
Total Liabilities	521,723	690,378

Commitments and contingencies (Note 8)

Stockholders’ Equity:
Common stock: 25,000,000 authorized; $0.001 par value; 10,450,000 and 7,000,000 shares issued and outstanding at December 31, 2022 and 2021, respectively	10,450	7,000
Additional paid in capital	17,777,385	1,993,000
Accumulated deficit	(4,087,632)	(457,551)
Total Stockholders’ Equity	13,700,203	1,542,449

Total Liabilities and Stockholders’ Equity	$14,221,926	$2,232,827

The accompanying notes are an integral part of these financial statements

FORZA X1, INC.
Statements of Operations

	Successor Company		Predecessor Company
	Year Ended December 31, 2022	October 15 - December 31, 2021	January 1 - October 14, 2021

Net sales	$—	$—	$—
Cost of products sold	232,744	—	—
Gross profit	(232,744)	—	—

Operating expenses:
Selling, general and administrative	473,900	28,806	56,955
Salaries and wages	1,770,126	41,189	—
Research and development	957,220	150,020	61,091
Professional fees	159,304	40,259	—
Depreciation	59,965	3,075	133
Total operating expenses	3,420,515	263,349	118,179

Loss from operations	(3,653,259)	(263,349)	(118,179)

Other income (expense):
Interest expense	(3,286)	(7,281)	(8,490)
Interest income	14,752	—	—
Dividend income	43,294	—	—
Loss on disposal of assets	(31,582)	—	(190,252)
Gain from insurance recovery	—	—	130,000
Total other income (expenses)	23,178	(7,281)	(68,742)

Loss before income tax	(3,630,081)	(270,630)	(186,921)
Income taxes provision	—	—	—
Net loss	$(3,630,081)	$(270,630)	$(186,921)

Basic and diluted (loss) per common share	$(0.44)	$(0.04)	$(0.03)

Weighted average common shares outstanding basic and diluted	8,332,735	7,000,000	7,000,000

The accompanying notes are an integral part of these financial statements

FORZA X1, INC.
Statements of Stockholders’ Equity

For the Years End December 31, 2022 and 2021

	Common Stock		Additional Paid-in	(Accumulated	Total Stockholders’
	Shares	Amount	Capital	Deficit)	Equity
Predecessor Balance, December 31, 2020	—	$—	$—	$—	$—
Net loss	—	—	—	(186,921)	(186,921)
Predecessor Balance, October 14, 2021	—	$—	$—	$(186,921)	$(186,921)

Successor Balance, October 14, 2021	—	$—	$—	$(186,921)	$(186,921)
Successor net loss October 15, 2021 - December 31, 2021	—	—	—	(270,630)	(270,630)
Capital contributions from Twin Vee	7,000,000	7,000	1,993,000	—	2,000,000
Successor Balance, December 31, 2021	7,000,000	7,000	1,993,000	(457,551)	1,542,449
Capital contributions from Twin Vee	—	—	500,000	—	500,000
Common stock issued for cash	3,450,000	3,450	14,826,039	—	14,829,489
Stock-based compensation	—	—	458,346	—	458,346
Net loss	—	—	—	(3,630,081)	(3,630,081)
Successor Balance, December 31, 2022	10,450,000	10,450	17,777,385	(4,087,632)	13,700,203

The accompanying notes are an integral part of these financial statements

FORZA X1, INC.
Statements of Cash Flows

	Successor Company		Predecessor Company
	Year Ended December 31, 2022	October 15 - December 31, 2021	January 1, - October 14, 2021

Cash Flows From Operating Activities
Net loss	$(3,630,081)	$(270,630)	$(186,921)
Adjustments to reconcile net loss:
Depreciation	59,965	3,075	133
Stock based compensation	458,346	—	—
Change of right-of-use asset	(162,069)	—	—
Loss on disposal of assets	31,582	—	190,252

Prepaid expenses and other current assets	(431,258)	(88,477)	—
Security deposits	(7,517)
Accounts payable	85,695	13,333	—
Accrued liabilities	57,639	25,569	9,559
Operating lease liabilities	154,777	—	—
Contract liabilities – customer deposits	5,300	—	—
Net cash (used in) provided by operating activities	(3,377,621)	(317,131)	13,024

Cash Flows From Investing Activities
Purchase of property and equipment	(606,726)	(66,079)	(362,946)
Net cash used in investing activities	(606,726)	(66,079)	(362,946)

Cash Flows From Financing Activities
Net proceeds from issuance of common stock	15,231,350	—	—
Deferred offering costs	(296,361)	(105,500)	—
Capital contributions from Twin Vee	500,000	2,000,000	—
Repayments of advances from Twin Vee	(1,099,468)	(398,630)	—
Advances from Twin Vee	612,740	690,625	349,922
Net cash provided by financing activities	14,948,261	2,186,495	349,922

Net change in cash and cash equivalents	10,963,914	1,803,285	—
Cash and cash equivalents at beginning of year	1,803,285	—	—
Cash and cash equivalents at year end	$12,767,199	$1,803,285	$—

Supplemental Cash Flow Information
Cash paid for interest	$3,286	$7,281	$8,490
Increases in right-of-use asset	$183,106

 The accompanying notes are an integral part of these financial statements.

FORZA X1, INC.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2022 and 2021

1.	Organization

Forza X1, Inc. (“Forza”) was initially incorporated as Electra Power Sports, Inc. on October 15, 2021, but subsequently changed its name to Forza X1, Inc. on October 29, 2021. Twin Vee, the Company’s majority shareholder, was incorporated in the State of Florida as Twin Vee Catamarans, Inc. on December 1, 2009, and reincorporated in Delaware on April 7, 2021, as Twin Vee PowerCats Co. (“Twin Vee”).

Prior to October 15, 2021, Twin Vee dedicated resources to designing and building prototype electric boats. These resources and expenditures were segregated in Twin Vee’s financial statements and have been carved out and included as the predecessor herein for the period January 1, 2021 through December 31, 2021.

The accompanying financial statements include the historical accounts of Forza X1, Inc. and its predecessor, the carve-out of the electric segment business of Twin Vee. Forza is in the business of design and development of electric boats. Forza has a December 31st fiscal year-end.

Forza succeeded to substantially all of the business of the electric segment of Twin Vee and Forza’s own operations before the succession, October 15, 2021, were non-existent. Accordingly, the carve-out financial statements of the electric segment of Twin Vee are included as Predecessor herein. Management has reached this conclusion based upon an evaluation of the requirements and the facts and circumstances, including the historical life of the electric segment, the historical level of operations of the electric segment, and the fact that the Company’s operations, prior to the succession were non-existent.

2.	Significant Accounting Policies

Basis of Presentation

The accompanying successor financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of American (“U.S. GAAP”).

Carve-out

The accompanying predecessor financial statements for the period from January 1, 2021 through October 14, 2021 have been prepared in accordance U.S GAAP from the financial statements and accounting records of Twin Vee PowerCats, Co. using the historical results of operations and historical cost basis of the assets and liabilities of Twin Vee PowerCats, Co. that comprise its electric segment of which Forza is the successor. These financial statements have been prepared solely to demonstrate its historical results of operations, financial position, and cash flows for the indicated periods under Twin Vee’s management.

The accompanying predecessor financial statements include the assets, liabilities, revenues, and expenses that are specifically identifiable or allocable to the electric segment of Twin Vee. The segment’ operations were dependent upon Twin Vee’ ability to perform these services and support functions. The costs associated with these services and support functions (indirect costs) have been allocated on a basis of estimated utilization levels of these services. The allocations related primarily to corporate administrative expenses, employee related costs, legal services, accounting, human resources, and other corporate services.

Management believes the assumptions and allocations underlying the financial statements are reasonable and appropriate under the circumstances. The expenses and cost allocation have been determined on a basis considered by Twin Vee to be a reasonable reflection of the utilization of services provided to or the benefit received by the predecessor electric segment of Twin Vee during the periods presented relative to the total costs incurred by Twin Vee. However, the amounts recorded for these transactions are not necessarily representative of the amount that would have been reflected in the financial statements had the business been an entity that operated independently of Twin Vee. Consequently, future results of operations Forza will include costs and expenses that may be materially different than these historical results of operations, financial position, and cash flows. Accordingly, the financial statements for these periods are not indicative of Forza X1’s future results of operations, financial position, and cash flow.

FORZA X1, INC.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2022 and 2021

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP required management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates. Included in those estimates are assumptions about useful life of fixed assets.

Common Stock Split

On July 22, 2022, the Company filed an amendment to its certificate of incorporation affecting a 1.076923077 forward stock split. All information in these financial statements give effect to the stock split.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with original maturities of three months or less at the time of purchase. Cash equivalents was $12,767,199 and $1,803,285 as of December 31, 2022 and 2021, respectively.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets. The estimated useful lives of property and equipment range from three to seven years. Upon sale or retirement, the cost and related accumulated depreciation is eliminated from their respective accounts, and the resulting gain or loss is included in results of operations. Repairs and maintenance charges, which do not increase the useful lives of the assets, are charged to operations as incurred.

Impairment of Long-lived Assets

Management assesses the recoverability of its long-lived assets when indicators of impairment are present. If such indicators are present, recoverability of these assets is determined by comparing the undiscounted net cash flows estimated to result from those assets over the remaining life to the assets’ net carrying amounts. If the estimated undiscounted net cash flows are less than the net carrying amount, the assets would be adjusted to their fair value, based on appraisal or the present value of the undiscounted net cash flows.

Research and Development

Research and development costs are expensed when incurred. Such costs approximated $957,220, $150,020 and $61,091 for the year ended December 31, 2022 and the periods October 15, 2021 through December 31, 2021 (Successor), and January 1, 2021 through October 14, 2021 (Predecessor), respectively.

Advertising Costs

Advertising and marketing costs are expensed as incurred. Such costs approximated $11,177, $7,129 and $0 for the year ended December 31, 2022, the periods October 15, 2021 through December 31, 2021 (Successor) and January 1, 2021 through October 14, 2021 (Predecessor), respectively, and are included in selling, general and administrative expenses in the accompanying statements of operations.

Leases

The Company determines if an arrangement is a lease at inception. Operating lease right-of-use (“ROU”) assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. As the Company’s leases do not provide an implicit rate, it uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The Company calculates the associated lease liability and corresponding ROU asset upon lease commencement using a discount rate based on a credit-adjusted secured borrowing rate commensurate with the term of the lease. The operating lease ROU asset also includes any lease payments made and is reduced by lease incentives. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expenses for lease payments is recognized on a straight-line basis over the lease term.

Stock-Based Compensation

The Company recognizes stock-based compensation costs for its restricted stock and restricted stock units, measured at the fair value of each award at the time of grant, as an expense over the period during which an employee is required to provide service. Compensation cost is recognized over the service period for the fair value of awards that vest.

FORZA X1, INC.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2022 and 2021

Income Taxes

The Company is a C Corporation under the Internal Revenue Code and a similar section of the state code.

All income tax amounts reflect the use of the liability method under accounting for income taxes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes arising primarily from differences between financial and tax reporting purposes.

Deferred income taxes, net of appropriate valuation allowances, are determined using the tax rates expected to be in effect when the taxes are actually paid. Valuation allowances are recorded against deferred tax assets when it is more likely than not that such assets will not be realized. When an uncertain tax position meets the more likely than not recognition threshold, the position is measured to determine the amount of benefit or expense to recognize in the financial statements.

In accordance with U.S GAAP, the Company follows the guidance in FASB ASC Topic 740, Accounting for Uncertainty in Income Taxes. At December 31, 2022 and 2021, the Company does not believe it has any uncertain tax positions that would require either recognition or disclosure in the accompanying financial statements.

The Company’s income tax returns are subject to review and examination by federal, state and local governmental authorities.

Recent Accounting Pronouncements

All newly issued accounting pronouncements not yet effective have been deemed either immaterial or not applicable.

3.	Liquidity

The Company has incurred a net loss of $3,630,081, $270,630 and $186,921 for the year ended December 31, 2022- and periods October 15, 2021 through December 31, 2021 (Successor) and January 1, 2021 through October 14, 2021 (Predecessor), respectively. As of December 31, 2022, the Company had cash and cash equivalents, and working capital of $12,767,199 and $12,833,743, respectively, compared to $1,803,285 and $1,201,384, respectively, on December 31, 2021. In August of 2022 the Company completed its initial public offering that closed on August 16, 2022 (the “IPO”), which increased its cash by $15,231,350. The Company has incurred a net loss of $3,630,081, $270,630 and $186,921 for the year ended December 31, 2022 and for the periods October 15, 2021 through December 31, 2021 (Successor), January 1, 2021 through October 14, 2021 (Predecessor), respectively. Losses have principally occurred as a result of the research and development efforts coupled with no operating revenue.

The Company has no current source of revenue and may seek additional equity and/or debt financing. A successful transition to attaining profitable operations is dependent upon achieving a level of positive cash flows adequate to support the Company’s cost structure.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, as the Company will not generate revenue until late 2023. A successful transition to attaining profitable operations is dependent upon do not include any adjustments that might be required should the Company be unable to continue as a going concern.

4.	Property and Equipment

At December 31, 2022 and 2021, property and equipment consisted of the following:

	December 31,	December 31,
	2022	2021
Building - construction in progress	10,031	53,250
Equipment	59,806	—
Computer hardware and software	37,016	8,998
Software and website development	35,572	—
Prototype	142,526	142,525
Molds and Fixtures	528,966	34,000
	813,917	238,773
Less accumulated depreciation	(48,511)	(3,208)
	$765,406	$235,565

FORZA X1, INC.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2022 and 2021

Depreciation expense of property and equipment of $59,965, $3,075 and $133 for the year ended December 31, 2022 and for the periods October 15, 2021 through December 31, 2021 (Successor), January 1, 2021 through October 14, 2021 (Predecessor), respectively.

5. Leases

Operating right of use (“ROU”) assets and operating lease liabilities are recognized at the lease commencement date. Operating lease liabilities represent the present value of lease payments not yet paid. Operating right of use assets represent the Company’s right to use an underlying asset and is based upon the operating lease liabilities adjusted for prepayments or accrued lease payments, initial direct costs, lease incentives, and impairment of operating lease assets. To determine the present value of lease payments not yet paid, the Company estimates incremental secured borrowing rates corresponding to the maturities of the leases. We used the U.S. Treasury rate of 0.33% at December 31, 2022.

The Company leases a warehouse facility, and the land which are located at 150 Commerce Street, Old Fort, North Carolina (the “Property”) from NC Limited Liability Company. The Company entered into the lease on October 7, 2022, the lease has a term of two years. The current base rent payment is $7,517 per month including property taxes, insurance, and common area maintenance. The lease required a $7,517 security deposit. The base rent will increase three percent (3%) on October 15, 2023.

At December 31, 2022 and December 31, 2021, supplemental balance sheet information related to leases were as follows:

	December 31,	December 31,
	2022	2021
Operating lease ROU asset	$162,069	$—

	December 31,	December 31,
	2022	2021
Operating lease liabilities:
Current portion	$86,245	$—
Non-current portion	68,532	—
Total lease liabilities	$154,777	$—

At December 31, 2022, future minimum lease payments under the non-cancelable operating leases are as follows:

Years Ending December 31,

2023	$91,102
2024	61,937
Total lease payment	$153,039

The following summarizes other supplemental information about the Company’s operating lease:

December 31, 2022
Weighted average discount rate	4%
Weighted average remaining lease term (years)	1.71

December 31, 2022
Operating lease cost	$30,067
Total lease cost	$30,067

FORZA X1, INC.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2022 and 2021

6. Accrued Liabilities

At December 31, 2022 and December 31, 2021, accrued liabilities consisted of the following:

	December 31,	December 31,
	2022	2021
Accrued wages and benefits	$56,581	$16,090
Accrued operating expenses	36,186	$13,007
Other	—	$6,031
Total	$92,767	$35,128

7. Commitments and Contingencies

Short-term lease

 In August of 2022, the Company signed a six-month lease for a duplex, to be used by its employees to minimize travel expense as it started construction on its new manufacturing facility, for $2,500 per month which includes utilities, on a property in Black Mountain, North Carolina. During the year ended December 31, 2022, the lease expense was $10,000, which was included in selling, general and administrative expense on the statements of operations.

Covid-19

The COVID-19 outbreak in the United States has caused business disruptions through mandated and voluntary closings of multiple industries. While disruption is currently expected to be temporary, there is considerable uncertainty regarding the duration of the closings. The extent to which COVID-19 impacts future results, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain it or treat its impact, among others. At this time, the Company cannot estimate with meaningful precision the potential impact to its financial and operational results.

Litigation

The Company is currently involved in a civil litigation in the normal course of business none of which is considered material.

8. Stockholders’ Equity

Common Stock Warrants

As of December 31, 2022, the Company had outstanding warrants to purchase 172,500 shares of common stock issuable at a weighted-average exercise price of $6.25 per share that were issued to the representative of the underwriters on August 16, 2022 in connection with the Company’s IPO. The representative’s warrants are currently exercisable at any time and from time to time, in whole or in part, and expire on August 16, 2027. There was no warrant activity during the year ended December 31, 2022.

Equity Compensation Plan

The Company maintains an equity compensation plan, the Forza X1, Inc. 2022 Stock Incentive Plan (the “2022 Plan”) under which it may award employees, directors and consultants’ incentive and non-qualified stock options, restricted stock, stock appreciation rights and other stock-based awards with terms established by the Compensation Committee of the Board of Directors which has been appointed by the Board of Directors to administer the plan. The number of awards under the 2022 Plan will automatically increase on January 1, 2023. As of December 31, 2022, there were 58,500 shares remaining available for grant under the 2022 Plan. Stock based compensation expense is included in the Statements of Operations, under salaries and wages.

Accounting for Stock -Based Compensation

Stock Compensation Expense - For the years ended December 31, 2022 and 2021, the Company recorded $458,346 and $0, respectively, of stock-based compensation expense which is included in salaries and wages on the accompanying statement of operations.

FORZA X1, INC.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2022 and 2021

Pursuant to Forza’s 2022 Plan Forza has issued stock options. A stock option grant gives the holder the right, but not the obligation to purchase a certain number of shares at a predetermined price for a specific period of time. Forza typically issues options that vest pro rata on a monthly basis over various periods. Under the terms of the 2022 Plan, the contractual life of the option grants may not exceed ten years.

The Company utilizes the Black-Scholes model to determine fair value of stock option awards on the date of grant. The Company utilized the following assumptions for option grants during the year ended December 31, 2022:

Year ended
December 31,
2022
Expected term	5 years
Expected average volatility	112-115%
Expected dividend yield	—
Risk-free interest rate	2.98-3.62%

The expected volatility of the option is determined using historical volatilities based on historical stock price of comparable boat manufacturing companies. The Company estimated the expected life of the options granted based upon historical weighted average of comparable boat manufacturing companies. The risk-free interest rate is determined using the U.S. Department of the Treasury yield curve rates with a remaining term equal to the expected life of the option. The Company has never paid a dividend, and as such the dividend yield is 0.0%

	Options Outstanding		Weighted Average
	Number of	Weighted Average	Remaining life	Fair value of
	Options	Exercise Price	(years)	option

Outstanding, December 31, 2021	—	$—	—	$—
Granted	1,441,500	3.41	9.77	4,009,913
Exercised	—	—
Forfeited/canceled	—	—	—	—
Outstanding, December 31, 2022	1,441,500	$3.41	9.77	$4,009,913

Exercisable options, December 31, 2022	117,986	$5.00	9.77

9. Related Party Transaction

As of December 31, 2022 and December 31, 2021, the Company had current liabilities of $169,851 and $641,917, respectively, due to Twin Vee. Twin Vee funded the Company’s working capital needs, primarily for prototyping, consulting services, rent, interest and payroll.

Associated with amounts advanced and due to Twin Vee, for the year ended December 31, 2022 and for the periods October 15, 2021 through December 31, 2021 (Successor), and January 1, 2021 through October 14, 2021 (Predecessor), we recorded interest expense of $3,286, $7,281 and $8,490, respectively, based on a rate of 6% interest on the Company’s average monthly balance.

Pursuant to a management agreement with Twin Vee, dated October 2021, and a subsequent agreement dated September 2022, for various management services, the Company paid $5,000 monthly through August of 2021, and $6,800 monthly, thereafter for management fee associated with the use of shared management resources. The September 2022 agreement has a term of one year and will expire on August 31, 2023. The Company has incurred management fees of $67,200, $15,000 and $45,000 for the year ended December 31, 2022 and for the periods October 15, 2021 through December 31, 2021 (Successor), January 1, 2021 through October 14, 2021 (Predecessor), respectively, pursuant to a management agreements with Twin Vee, for various management services. Management fees are included in selling, general and administrative expenses on the statements of operations.

FORZA X1, INC.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2022 and 2021

For the year ended December 31, 2022 and for the periods October 15, 2021 through December 31, 2021 (Successor), January 1, 2021 through October 14, 2021 (Predecessor), respectively the Company recorded rent expense of approximately $20,386, $1,700 and $8,500, respectively, associated with its month- to- month arrangement to utilize certain space at Twin Vee’s facility. The Company incurred $850 per month for rent expense for approximately 1,000 square feet, from January of 2021 through August 2022, in September of 2022 the month-to-month rent was adjusted to $3,400 per month, as the number of test boats has increased from 1 to 5, and the Company required additional space, approximately 4,100 square feet. The Company’s use of Twin Vee’s facilities does vary based on the number of prototype units on property and in process, our corporate headquarters are located at Twin Vee’s location, however a number of our employees and consultants work remotely.

For the year ended December 31, 2022 and for the periods October 15, 2021 through December 31, 2021 (Successor), January 1, 2021 through October 14, 2021 (Predecessor), respectively the Company received advances from Twin Vee of $612,740, $690,625 and $349,922, respectively. For the year ended December 31, 2022 and for the periods October 15, 2021 through December 31, 2021 (Successor), January 1, 2021 through October 14, 2021 (Predecessor), respectively the Company repaid advancement from Twin Vee of approximately $1,099,468, $398,630 and $0, respectively. In May of 2022, Twin Vee invested an additional $500,000 in the Company, for ongoing operating costs. No additional shares of common stock or other rights were issued to Twin Vee for such additional investment.

10. Gain from Insurance Recovery

The Company experienced a thermal event on the electric boat prototype rendering it unusable for further testing. During the year ended December 31, 2022, and the periods October 15, 2021 through December 31, 2021 (Successor), and January 1, 2021 through October 14, 2021 (Predecessor), respectively, the Company recorded a loss on disposal of asset $0, $0 and $190,252, respectively and gain from insurance recovery of $0, $0 and $130,000, respectively.

11. Income Tax

Due to operating losses and the recognition of valuation allowances, the Company has no provision for a current and deferred federal or state income taxes in 2022. In 2021, the Company reversed valuation allowances against previously reserved deferred tax assets, accordingly, there was no provision for current and deferred federal or state income taxes.

Deferred income taxes reflect the net tax effects of temporary and permanent differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and deferred tax liabilities are as follows as of:

	December 31,	December 31,
	2022	2021

Non-operating loss carryforward	$532,000	$—
Valuation allowance	(532,000)	—
Net deferred tax asset	$—	$—

The Company has established a valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such assets. During year ended December 31, 2022, the valuation allowance increased by approximately $532,000. The Company has net operating and economic loss carry-forwards of approximately $532,000 available to offset future federal and state taxable income.

A reconciliation between expected income taxes, computed at the federal income tax rate of 21% applied to the pretax accounting loss, and our blended state income tax rate of 2%, and the income tax net expense included in the statements of operations for the years ended December 31, 2022 and 2021 is as follows:

FORZA X1, INC.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2022 and 2021

	December 31,	December 31,
	2022	2021
Tax at federal statutory rate	21.0%	21.0%
Tax at state rate net of federal benefit	2.0%	2.0%
Change in valuation allowance	(23.0)%	(23.0)%
Provision for taxes	0.0%	0.0%

The Company’s tax positions for 2019 to 2021 have been analyzed and concluded that no liability for unrecognized tax benefits should be recorded related to uncertain tax positions taken on returns filed for open tax years. Tax returns for the years 2019 to 2021, are subject to review by the tax authorities.

12. Net Loss Per Share

Basic net loss per share has been computed on the basis of the weighted average number of shares of common stock outstanding. Diluted net loss per share of common stock has been computed on the basis of the weighted average number of shares outstanding plus equivalent shares of common stock assuming exercise of stock options. Potential shares of common stock that have an anti-dilutive effect (i.e., those that share or decrease loss per share) are excluded from the calculation of diluted net loss per share of common stock.

Basic and diluted loss per common share have been computed based on the following, for the year ended December 31, 2022 and for the periods October 15, 2021 through December 31, 2021 (Successor), and January 1, 2021 through October 14, 2021 (Predecessor):

	Successor Company		Predecessor Company
	December 31,	October 15-December 31,	January 1 - October 14,
	2022	2021	2021
Numerator for basic and diluted net loss per share:

Net loss	$(3,630,081)	$(270,630)	$(186,921)

Denominator:
For basic net loss per share - weighted average common shares outstanding	8,332,735	7,000,000	7,000,000
Effect of dilutive stock options	—	—	—
For diluted net loss per share - weighted average common shares outstanding	8,332,735	7,000,000	7,000,000

Net loss per share -Basic:
Net loss per share	$(0.44)	$(0.04)	$(0.03)

Net loss per share - Diluted:
Net loss per share	$(0.44)	$(0.04)	$(0.03)

For the year ended December 31, 2022 and for the periods October 15, 2021 through December 31, 2021 (Successor), January 1, 2021 through October 14, 2021 (Predecessor ), all potentially dilutive securities were antidilutive.

13. Subsequent Events

The Company has evaluated all event or transactions that occurred after December 31,2022 through March 27, 2023, during this period, there were no material subsequent events other than the ones listed below.

On January 1, 2023, our 2022 Stock Incentive Plan automatically increased, and will continue to increase on January 1 of each calendar year for a period of ten years commencing on January 1, 2022 and ending on (and including) January 1, 2031, in a number of shares of common stock equal to 4.5% of the total number of shares of common stock outstanding on December 31 of the preceding calendar year. For 2023, the maximum number of common stock shares that can be issued will be 1,567,500.

On February 3, 2023, Ms. Nicole Camacho, the Company’s then Chief Financial Officer, provided the Company notice of her resignation as an executive officer of the Company, effective February 24, 2023. Ms. Camacho informed the Company that she was resigning from the Company as an executive officer to pursue another opportunity and that her resignation was not the result of any disagreement relating to the Company’s operations, policies or practices.

On February 6, 2023, the Board of Directors of the Company, appointed Carrie Gunnerson to the position of Interim Chief Financial Officer and Interim Principal Financial and Accounting Officer.

FORZA X1, INC.
Condensed Balance Sheets
(Unaudited)

	March 31,	December 31,
	2023	2022

ASSETS
Current Assets:
Cash and cash equivalents	$10,683,000	$12,767,199
Inventories	42,829	—
Due from Twin Vee	129,371	—
Prepaid expenses and other current assets	366,983	519,735
Total Current Assets	11,222,183	13,286,934

Operating lease right of use asset	140,658	162,069
Security deposit	7,517	7,517
Property and equipment, net	1,021,674	765,406
Total Assets	$12,392,032	$14,221,926

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$49,555	$99,028
Accrued liabilities	77,169	92,767
Finance leases - current portion	16,830	—
Operating lease right of use liability	87,789	86,245
Contract liabilities - customer deposits	5,800	5,300
Due to Twin Vee	—	169,851
Total Current Liabilities	237,143	453,191

Finance leases - noncurrent	72,739	—
Operating lease liability - noncurrent	45,916	68,532
Total Liabilities	355,798	521,723

Commitments and contingencies (Note 7)	—	—

Stockholders’ Equity:
Common stock: 25,000,000 authorized; $0.001 par value; 10,450,000 shares issued and outstanding	10,450	10,450
Additional paid in capital	18,118,548	17,777,385
Accumulated deficit	(6,092,764)	(4,087,632)
Total Stockholders’ Equity	12,036,234	13,700,203

Total Liabilities and Stockholders’ Equity	$12,392,032	$14,221,926

The accompanying notes are an integral part of these unaudited condensed financial statements

FORZA X1, INC.
Condensed Statements of Operations
(Unaudited)

	Three months ended March 31,
	2023	2022

Net sales	$—	$—
Cost of products sold	49,941	11,078
Gross loss	(49,941)	(11,078)

Operating expenses:
Selling, general and administrative	354,662	77,865
Salaries and wages	862,764	182,286
Research and development	702,648	215,670
Professional fees	124,040	19,078
Depreciation	35,696	7,737
Total operating expenses	2,079,810	502,636

Loss from operations	(2,129,751)	(513,714)

Other income (expense):
Interest expense	(291)	(601)
Interest income	—	23
Dividend income	124,910	—
Total other income (expense)	124,619	(578)

Income before income tax	(2,005,132)	(514,292)
Income taxes provision	—	—
Net loss	$(2,005,132)	$(514,292)

Basic and diluted (loss) per common share	$(0.19)	$(0.07)

Weighted average common shares outstanding basic and diluted	10,450,000	7,000,000

The accompanying notes are an integral part of these unaudited condensed financial statements

FORZA X1, INC.
Condensed Statements of Stockholders’ Equity
(Unaudited)

For the Three months end March 31, 2023 and 2022

	Common Stock		Additional Paid-in	(Accumulated	Total Stockholders’
	Shares	Amount	Capital	Deficit)	Equity
Balance, January 1, 2022	700,000	$7,000	$1,993,500	$(457,551)	$1,542,949
Net loss	—	—	—	(514,292)	(514,292)
Balance, March 31, 2022	700,000	$7,000	$1,993,500	$(971,843)	$1,028,657

Balance, January 1, 2023	10,450,000	$10,450	$17,777,385	$(4,087,632)	$13,700,203
Stock-based compensation	—	—	341,163	—	341,163
Net loss	—	—	—	(2,005,132)	(2,005,132)
Balance, March 31, 2023	10,450,000	10,450	$18,118,548	$(6,092,764)	$12,036,234

The accompanying notes are an integral part of these unaudited condensed financial statements

FORZA X1, INC.
Condensed Statements of Cash Flows
(Unaudited)

	Three months ended
	March 31, 2023	March 31, 2022

Cash Flows From Operating Activities
Net loss	$(2,005,132)	$(514,292)
Adjustments to reconcile net loss:
Depreciation	35,696	7,737
Stock based compensation	341,163	—
Change of right-of-use asset	21,411	—
Inventories	(42,829)	—
Prepaid expenses and other current assets	152,752	68,602
Accounts payable	(49,473)	23,645
Contract liabilities - customer deposits	500	(11,229)
Accrued liabilities	(15,598)	—
Operating lease liabilities	(21,072)	—
Net cash used in operating activities	(1,582,582)	(425,537)

Cash Flows From Investing Activities
Purchase of property and equipment	(199,599)	(39,870)
Net cash used in investing activities	(199,559)	(39,870)

Cash Flows From Financing Activities
Deferred offering costs	—	(116,394)
Finance lease liabilities	(2,836)	—
Repayments of advances from parent	(409,505)	(600,557)
Advances from parent	110,283	18,151
Net cash used in financing activities	(302,058)	(698,800)

Net change in cash and cash equivalents	(2,084,199)	(1,164,207)
Cash and cash equivalents at beginning of period	12,767,199	1,803,285
Cash and cash equivalents at end of period	$10,683,000	$639,078

Supplemental Cash Flow Information
Cash paid for income taxes	$—	$—
Cash paid for interest	$291	$601

Non Cash Financing Activities
Finance lease	$92,405	$—

The accompanying notes are an integral part of these unaudited condensed financial statements.

FORZA X1, INC.

  NOTES TO THE UNAUDITED CONDENSED FINANCIAL STATEMENTS

MARCH 31, 2023

1.	Organization and Summary of Significant Accounting Policies

Organization

Forza X1, Inc. (“Forza”) was initially incorporated as Electra Power Sports, Inc. on October 15, 2021, but subsequently changed its name to Forza X1, Inc. on October 29, 2021. The Company’s parent company was incorporated in the State of Florida as Twin Vee Catamarans, Inc. on December 1, 2009, and reincorporated in Delaware on April 7, 2021, as Twin Vee PowerCats Co. (“Twin Vee”).

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial statements and with the instructions to Rule 8-03 of Regulation S-X of the United States Securities and Exchange Commission (“SEC”). Accordingly, they do not contain all information and footnotes required by accounting principles generally accepted in the United States of America for annual financial statements.

In the opinion of the Company’s management, the accompanying unaudited condensed financial statements contain all the adjustments necessary (consisting only of normal recurring accruals) to present the financial position of the Company as of March 31, 2023 and the results of operations and cash flows for the periods presented. The results of operations for the three months ended March 31, 2023 are not necessarily indicative of the operating results for the full fiscal year or any future period. These unaudited condensed financial statements should be read in conjunction with the financial statements and related notes thereto for the year ended December 31, 2022 included in the Company’s 10-K filed with the SEC on March 28, 2023.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States “U.S. GAAP” requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates. Included in those estimates are assumptions about useful life of fixed assets.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with original maturities of three months or less at the time of the purchase. On March 31, 2023 and December 31, 2022, the Company had cash and cash equivalents of $10,683,000 and $12,767,199, respectively.

Concentrations of Credit and Business Risk

The Company minimizes the concentration of credit risk associated with its cash by maintaining its cash with high quality federally insured financial institutions. However, cash balances in excess of the Federal Deposit Insurance Corporation (“FDIC”) insured limit of $250,000 are at risk. As of March 31, 2023 and December 31, 2022, the Company had $10,271,464 and $12,446,216, respectively, in excess of FDIC insured limits.

2.	Property and Equipment

At March 31, 2023 and December 31, 2022, property and equipment consisted of the following:

	March 31,	December 31,
	2023	2022
Building - construction in progress	25,071	10,031
Equipment	195,148	59,806
Computer hardware and software	38,847	37,016
Software and website development	90,396	35,572
Furniture and fixtures	2,152	—
Vehicles	48,825	—
Prototype	142,526	142,526
Molds and fixtures	562,916	528,966
	1,105,881	813,917
Less accumulated depreciation	(84,207)	(48,511)
	$1,021,674	$765,406

Depreciation expense of property and equipment of $35,696 and $7,737 for the three months ended March 31, 2023 and 2022, respectively.

3. Leases

Operating right of use (“ROU”) assets and operating lease liabilities are recognized at the lease commencement date. Operating lease liabilities represent the present value of lease payments not yet paid. Operating right of use assets represent the Company’s right to use an underlying asset and is based upon the operating lease liabilities adjusted for prepayments or accrued lease payments, initial direct costs, lease incentives, and impairment of operating lease assets. To determine the present value of lease payments not yet paid, the Company estimates incremental secured borrowing rates corresponding to the maturities of the leases. We used the U.S. Treasury rate of 0.33% at December 31, 2022.

The Company leases a warehouse facility, and the land upon which the warehouse is located which are located at 150 Commerce Street, Old Fort, North Carolina (the “Property”) from NC Limited Liability Company. The Company entered into the lease on October 7, 2022, the lease has a term of two years. The current base rent payment is $7,517 per month including property taxes, insurance, and common area maintenance. The lease required a $7,517 security deposit. The base rent will increase three percent (3%) on October 15, 2023.

At March 31, 2023 and December 31, 2022, supplemental balance sheet information related to leases were as follows:

	March 31,	December 31,
	2023	2022
Operating lease ROU asset	$140,658	$162,069

	March 31,	December 31,
	2023	2022
Operating lease liabilities:
Current portion	$87,789	$86,245
Non-current portion	45,916	68,532
Total lease liabilities	$133,705	$154,777

At March 31, 2023, future minimum lease payments under the non-cancelable operating leases are as follows:

Years Ending December 31,

2023	$68,552
2024	61,937
Total lease payment	$130,489

The following summarizes other supplemental information about the Company’s operating lease:

March 31, 2023
Weighted average discount rate	4%
Weighted average remaining lease term (years)	1.58

Three Months Ended March 31, 2023
Operating lease cost	$22,550
Total lease cost	$22,550

The Company has finance leases for a vehicle and a forklift. The Company entered into the forklift lease in January of 2023, it is a 60-month lease at a 7.5% interest rate. The Company entered into the vehicle lease in February of 2023, it is a 60-month lease at a 3% interest rate. The current portion of the lease liabilities was $16,830 for the three months ended March 31, 2023, and the non-current portion was $72,739.

4.	Related Party Transaction

As of March 31, 2023 and December 31, 2022, the Company had current liabilities of $0 and $169,851, respectively, due to Twin Vee. Prior to the Company’s initial public offering (“IPO”), Twin Vee funded the Company’s working capital needs, primarily for prototyping, consulting services, rent, interest and payroll. As of March 31, 2023 and December 31, 2022 the Company had current assets of $129,371 and $0, respectively, due from Twin Vee, due to intercompany transactions.

Associated with amounts advanced and due to Twin Vee, for the three months ended March 31, 2023 and 2022, the Company recorded interest expense of $426 and   $601, respectively, based on a rate of 6% interest on the Company’s average monthly balance.

Pursuant to a management agreement with Twin Vee, dated October 2021, and a subsequent agreement dated September 2022, for various management services, the Company paid $5,000 monthly through August of 2021, and $6,800 monthly thereafter for management fee associated with the use of shared management resources. The September 2022 agreement has a term of one year and will expire on August 31, 2023. For the three months ended March 31, 2023 and 2022, the Company recorded management fees of $20,400 and $15,000, respectively, pursuant to a management agreement with Twin Vee, for various management services.

For the three months ended March 31, 2023 and 2022 the Company recorded rent expense of approximately $10,200 and $2,550, respectively, associated with its month- to- month arrangement to utilize certain space at Twin Vee’s facility. The Company incurred $850 per month for rent expense for approximately 1,000 square feet, from January of 2021 through August 2022, in September of 2022 the month-to-month rent was adjusted to $3,400 per month, as the number of test boats had increased from 1 to 5, and the Company required additional space, approximately 4,100 square feet. The Company’s use of Twin Vee’s facilities does vary based on the number of prototype units on property and in process. The Company’s corporate headquarters are located at Twin Vee’s location, however a number of its employees and consultants work remotely.

During the three months ended March 31, 2023 and 2022, the Company repaid advancements from Twin Vee of $409,505 and $600,557, respectively, and had advancements from Twin Vee of $110,283 and $18,151, respectively.

5.	Accrued Liabilities

At March 31, 2023 and December 31, 2022, accrued liabilities consisted of the following:

	March 31,	December 31,
	2023	2022
Accrued wages and benefits	$47,910	$56,581
Accrued operating expense	29,259	36,186
Total	$77,169	$92,767

6.	Liquidity

As of March 31, 2023, the Company had cash and cash equivalents and working capital of $10,683,000 and $10,985,040, respectively, compared to $12,767,199 and $12,833,743, respectively, on December 31, 2022. The Company has incurred a net loss of $2,005,132 and $514,292 for the three months ended March 31, 2023 and 2022, respectively. Losses have principally occurred as a result of the research and development efforts coupled with no operating revenue.

The Company has no current source of revenue and may seek additional equity and/or debt financing. A successful transition to attaining profitable operations is dependent upon achieving a level of positive cash flows adequate to support the Company’s cost structure.

7.	Commitments and Contingencies

Short-term lease

In August of 2022, the Company signed a six-month lease for a duplex, to be used by its employees to minimize travel expense as it started construction on its new manufacturing facility, for $2,200 per month, on a property in Black Mountain, North Carolina. During the three months ended March 31, 2023, the lease expense was $2,200.

Litigation

The Company is currently involved in a civil litigation in the normal course of business, the Company does not consider this to be material.

8.	Stockholders’ Equity

Common Stock Warrants

As of March 31, 2023, the Company had outstanding warrants to purchase 172,500 shares of common stock issuable at a weighted-average exercise price of $6.25 per share that were issued to the representative of the underwriters on August 16, 2022 in connection with the Company’s IPO. The representative’s warrants are exercisable at any time and from time to time, in whole or in part, and expire on August 16, 2027. There was no warrant activity during the three months ended March 31, 2023.

Equity Compensation Plan

The Company maintains an equity compensation plan (the “Plan”) under which it may award employees, directors and consultants’ incentive and non-qualified stock options, restricted stock, stock appreciation rights and other stock-based awards with terms established by the Compensation Committee of the Board of Directors which has been appointed by the Board of Directors to administer the plan. The number of awards under the Plan automatically increased on January 1, 2023. As of March 31, 2023, there were 568,750 shares remaining available for grant under this Plan. Stock based compensation expense is included in the Statements of Operations, under salaries and wages.

Accounting for Stock -Based Compensation

Stock Compensation Expense - For the three months ended March 31, 2023 and 2022, the Company recorded $341,163 and $0, respectively, of stock-based compensation expense which is included in salaries and wages on the accompanying condensed statement of operations.

Forza’s 2022 Stock Incentive Plan (the “Plan”)- Forza has issued stock options. A stock option grant gives the holder the right, but not the obligation to purchase a certain number of shares at a predetermined price for a specific period of time. Forza typically issues options that vest pro rata on a monthly basis over various periods. Under the terms of the Plan, the contractual life of the option grants may not exceed ten years.

The Company utilizes the Black-Scholes model to determine fair value of stock option awards on the date of grant. The Company utilized the following assumptions for option grants during the three months ended March 31, 2023:

Three months ended
March 31,
2023
Expected term	5 years
Expected average volatility	111 - 115%
Expected dividend yield	—
Risk-free interest rate	2.98-3.62%

The expected volatility of the option is determined using historical volatilities based on historical stock price of comparable boat manufacturing companies. The Company estimated the expected life of the options granted based upon historical weighted average of comparable boat manufacturing companies. The risk-free interest rate is determined using the U.S. Department of the Treasury yield curve rates with a remaining term equal to the expected life of the option. The Company has never paid a dividend, and as such the dividend yield is 0.0%

	Options Outstanding		Weighted Average
	Number of	Weighted Average	Remaining life	Fair value of
	Options	Exercise Price	(years)	option

Outstanding, December 31, 2021	—	$—	—	$—
Granted	1,441,500	3.41	10.00	4,009,913
Exercised	—	—
Forfeited/canceled	—	—	—	—
Outstanding, December 31, 2022	1,441,500	$3.41	10.00	$4,009,913
Granted	—	—	—	—
Exercised	—	—
Forfeited/canceled	(36,944)	1.33	9.74	—
Outstanding, March 31, 2023	1,404,556	$3.46	9.51	$4,009,913

Exercisable options, March 31, 2023	240,583	$4.21	9.44

9.	Subsequent Events

The Company has evaluated all events or transactions that occurred after March 31, 2023 through May 9, 2023, which is the date that the condensed financial statements were available to be issued. During this period, there were no material subsequent events requiring recognition or disclosure.

3,425,000 Shares of Common Stock

Forza X1, Inc.

PRELIMINARY PROSPECTUS

ThinkEquity

, 2023

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the expenses to be incurred in connection with the offering described in this Registration Statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimates except the SEC’s registration fee and the Financial Industry Regulatory Authority, Inc.’s filing fee.

Amount to be Paid
SEC Registration Fee	$1,347
FINRA filing fee	2,333
Printing and engraving expenses	20,000
Legal fees and expenses	250,000
Accounting fees and expenses	50,000
Transfer agent and registrar fees	15,000
Miscellaneous expenses	11,320
Total	$350,000

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that the person acted in good faith and in a manner the person reasonably believed to be in our best interests, and, with respect to any criminal action, had no reasonable cause to believe the person’s actions were unlawful. The Delaware General Corporation Law further provides that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders or otherwise. The certificate of incorporation of the registrant provides for the indemnification of the registrant’s directors and officers to the fullest extent permitted under the Delaware General Corporation Law. In addition, the bylaws of the registrant require the registrant to fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the registrant, or is or was a director or officer of the registrant serving at the registrant’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, to the fullest extent permitted by applicable law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for payments of unlawful dividends or unlawful stock repurchases or redemptions; or (iv) for any transaction from which the director derived an improper personal benefit. The registrant’s certificate of incorporation provides that the registrant’s directors shall not be personally liable to it or its stockholders for monetary damages for breach of fiduciary duty as a director and that if the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the registrant’s directors shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

As permitted by the Delaware General Corporation Law, the registrant intends to enter into separate indemnification agreements with each of the registrant’s directors and certain of the registrant’s officers which require the registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors, officers or certain other employees.

The registrant expects to obtain and maintain insurance policies under which its directors and officers are insured, within the limits and subject to the limitations of those policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers. The coverage provided by these policies may apply whether or not the registrant would have the power to indemnify such person against such liability under the provisions of the Delaware General Corporation Law.

These indemnification provisions and the indemnification agreements entered into between the registrant and the registrant’s officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended.

The proposed form of underwriting agreement between the registrant and the representative of the underwriters to be filed as Exhibit 1.1 to this registration statement provides for the indemnification by the underwriters of the registrant’s directors and officers and certain controlling persons against specified liabilities, including liabilities under the Securities Act with respect to information provided by the underwriters specifically for inclusion in the registration statement.

Item 15. Recent Sales of Unregistered Securities

None.

Item 16. Exhibit and Financial Statement Schedules

(a) Exhibits.

The exhibit index attached hereto is incorporated herein by reference.

(b) Financial Statement Schedules.

(a) Exhibits. See the Exhibit Index immediately preceding the signature pages hereto, which is incorporated by reference as if fully set forth herein.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

a.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§ 230.424 of this chapter);

b.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

c.	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

d.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5)	That, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(6)	That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(7)	That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ft. Pierce, State of Florida, on the 6th day of June, 2023.

FORZA X1, INC.

By:	/s/ Jim Leffew
Name:	Jim Leffew
Title:	President and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Joseph C. Visconti	Executive Chairman of the Board and Chief of Product Development	June 6, 2023
Joseph C. Visconti

/s/ Jim Leffew	President and Chief Executive Officer and Director (Principal Executive Officer)	June 6, 2023
Jim Leffew

/s/ Carrie Gunnerson	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	June 6, 2023
Carrie Gunnerson

/s/ Marcia Kull	Director	June 6, 2023
Marcia Kull

/s/ Neil Ross	Director	June 6, 2023
Neil Ross

/s/ Kevin Schuyler	Director	June 6, 2023
Kevin Schuyler

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.1+	Form of Underwriting Agreement by and between Forza X1, Inc. and ThinkEquity LLC, as representative of the underwriters

3.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 the Current Report on Form 8-K filed with the SEC on August 16, 2022 (File No. 001-41469)

3.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 the Current Report on Form 8-K filed with the SEC on August 16, 2022 (File No. 001-41469)

4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Registration Statement on Form S-1 on Form 8-K filed with the SEC on February 9 (File No. 001-41469)

4.2+	Form of Representative’s Warrant Agreement

5.1*	Opinion of Blank Rome LLP

10.1#	Forza X1, Inc. 2022 Stock Incentive Plan and form of Incentive Plan Option Agreement, Non-Qualified Stock Option Agreement, and Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.1 to Amendment No. 5 to Registration Statement on Form S-1 filed with the SEC on July 25, 2022 (File No. 333-261884)

10.2	Management Agreement, dated as of October 1, 2021, by and between Forza X1, Inc. and Twin Vee PowerCats Co. (incorporated by reference to Exhibit 10.2 the Amendment to Registration Statement on Form S-1 filed with the SEC on December 23, 2021 (File No. 333-261884)

10.3#	Employment Agreement, dated December 15, 2021, between Forza X1, Inc. and Jim Leffew (incorporated by reference to Exhibit 10.3 the Amendment to the Registration Statement on Form S-1 filed with the SEC on December 23, 2021 (File No. 333-261884)

10.4†	Supply Agreement, dated December 20, 2021, by and between Forza X1, Inc. and American Battery Systems, Inc. (incorporated by reference to Exhibit 10.4 the Amendment to Registration Statement on Form S-1 filed with the SEC on December 23, 2021 (File No. 333-261884)

10.5	Employment Agreement, dated June 9, 2021, between Twin Vee PowerCats Co. and Joseph Visconti (incorporated by reference to Exhibit 10.5 the Amendment No. 1 to the Registration Statement on Form S-1 filed with the SEC on February 9, 2022 (File No. 333-261884)

10.6	Employment Agreement, dated October 1, 2021, between Twin Vee PowerCats Co. and Carrie Gunnerson (incorporated by reference to Exhibit 10.6 to Amendment No. 1 to the Registration Statement on Form S-1 filed with the SEC on February 9, 2022 (File No. 333-261884)

10.7	Employment Agreement, dated June 9, 2021, between Twin Vee PowerCats Co. and Preston Yarborough (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to the Registration Statement on Form S-1 filed with the SEC on February 9, 2022 (File No. 333-261884)

10.8#	Employment Agreement between Forza X1, Inc. and Joseph Visconti (incorporated by reference to Exhibit 10.4 the Current Report on Form 8-K filed with the SEC on August 16, 2022 (File No. 001-41469)

10.9	Transition Services Agreement between Twin Vee PowerCats Co. and Forza X1, Inc. (incorporated by reference to Exhibit 10.2 the Current Report on Form 8-K filed with the SEC on August 16, 2022 (File No. 001-41469)

10.10	Assignment of Assets Agreement between Twin Vee PowerCats Co. and Forza X1, Inc. (incorporated by reference to Exhibit 10.6 to Amendment No. 2 to the Registration Statement on Form S-1 on Form 8-K filed with the SEC on March 17, 2022 (File No. 333-261884)

10.11	Assignment of Intellectual Property between Daniel Norton. and Forza X1, Inc. (incorporated by reference to Exhibit 10.6 to Amendment No. 2 to the Registration Statement on Form S-1 on Form 8-K filed with the SEC on March 17, 2022 (File No. 333-261884

10.12#	Amendment, dated July 22, 2022, to Employment Agreement between Forza X1, Inc. and Jim Leffew (incorporated by reference to Exhibit 10.6 to Amendment No. 5 to the Registration Statement on Form S-1 filed with the SEC on July 25, 2022 (File No. 333-261884

10.13	Vacant Land Contract between CBL, LLC and Twin Vee PowerCats Co. (incorporated by reference to Exhibit 10.13 to the Company’s registration statement on Form S-1, as filed on April 20, 2022 (333-261884)

10.14	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 the Current Report on Form 8-K filed with the SEC on August 16, 2022 (File No. 001-41469)

10.15	Forza X1 and OneWater Agreement (incorporated by reference to Exhibit 10.1 the Current Report on Form 8-K filed with the SEC on August 18, 2022 (File No. 001-41469)

21.1	List of Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Company’s Annual Report on Form 10-K filed with the SEC on March 28, 2023 (File No. 001-41469)

23.1*	Consent of Grassi & Co., CPAs, P.C., Independent Registered Public Accounting Firm

23.2*	Consent of Blank Rome LLP (contained in Exhibit 5.1)

24.1	Power of Attorney (included on the signature page of this Registration Statement)

107*	Calculation of Filing Fee Table

*	Filed herewith
+	To be filed by amendment
†	Certain portions of the Supply Agreement have been omitted in accordance with Item 601(b)(10) of Regulation S-K. Forza X1 hereby undertakes to furnish to the Securities and Exchange Commission supplementally copies of any of the omitted portions of the Supply Agreement upon request.
#	Indicates a contract, compensatory plan or arrangement to which a director or executive officer is a party or in which one or more directors or executive officers are eligible to participate.